
11006948

agenus

2010 Annual Report
on Form 10-K

and

Notice of 2011 Annual Meeting
and
Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC Mail Processing
Received
MAY 11 2011
Washington, D.C.
193
Section

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 000-29089

Agenus Inc.

(exact name of registrant as specified in its charter)

Delaware	**06-1562417**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

3 Forbes Road, Lexington, Massachusetts 02421
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code:
(781) 674-4400

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 Par Value	**The NASDAQ Capital Market**
(Title of each class)	*(Name of each exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2010 was: $67.8 million. There were 112,653,700 shares of the registrant's Common Stock outstanding as of March 1, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the registrant's 2011 Annual Meeting of Stockholders, which definitive proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year end of December 31, 2010, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K and other written and oral statements the Company makes from time to time contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "could," "expect," "anticipate," "estimate," "target," "may," "project," "guidance," "intend," "plan," "believe," "will," "potential," "opportunity," "future" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, our business strategy, our future research and development, our product development efforts, our ability to commercialize our product candidates, our sales and marketing activities in Russia, our prospects for initiating partnerships or collaborations, the timing of the introduction of our products, the effect of new accounting pronouncements, uncertainty regarding our future operating results and our profitability, anticipated sources of funds as well as our plans, objectives, expectations, and intentions. The Company has included important factors in the cautionary statements included in this Annual Report, particularly under "Item 1A. Risk Factors," that the Company believes could cause actual results to differ materially from any forward-looking statement.

Although the Company believes it has been prudent in its plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. The Company undertakes no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

We have included more detailed descriptions of these risks and uncertainties and other risks and uncertainties applicable to our business in Item 1A. "Risk Factors" of this Annual Report on Form 10-K. We encourage you to read those descriptions carefully. We caution investors not to place significant reliance on forward-looking statements contained in this document; such statements need to be evaluated in light of all the information contained in this document. Furthermore, the statements speak only as of the date of this document, and we undertake no obligation to update or revise these statements.

PART I

Item 1. *Business*

Our Business

Overview

Agenus Inc., including its subsidiaries, referred to in this Annual Report on Form 10-K as "Agenus," the "Company," "we," "us," and "our," is a biotechnology company focused on the development and commercialization of technologies to treat cancers and infectious diseases, primarily based on immunological approaches. As of January 6, 2011, we changed our name from Antigenics Inc. to Agenus Inc. to more accurately reflect our existing product pipeline, which has expanded over the years beyond antigen-based vaccines, as well as to highlight our business strategy as we seek partnering opportunities to grow and diversify our business. In conjunction with this name change, our autologous cancer immunotherapies have been named the Prophage Series of cancer vaccines (vitespen; HSPPC-96). The name Oncophage® vaccine will be retained in the adjuvant renal cell carcinoma indication as part of the Prophage Series. AG-707 was renamed HerpV.

Some of our key assets are highlighted below:

- The Prophage Series of cancer vaccines: The Prophage Series of cancer vaccines is based on our core heat shock protein technology. We believe that the collective results from our clinical trials to date indicate a favorable safety profile and signals of efficacy in multiple cancer types. In a registry following patients from a large randomized Phase 3 trial in non-metastatic renal cell carcinoma (RCC; kidney cancer), patients at intermediate risk of recurrence who were in the treatment arm demonstrated an approximately 46 percent lower risk of death compared with those in the control arm ($n = 362$; $P < 0.05$; hazard ratio = 0.54). This product is approved for sale in this indication in Russia. Phase 2 trials are underway testing the Prophage Series vaccines G-100 and G-200 in newly diagnosed and recurrent glioma, respectively. Although promising results have been observed to date there can be no assurances that we will successfully complete all clinical trials or obtain regulatory approvals for these products. Additional trials are under evaluation in metastatic RCC and metastatic melanoma in combination with potentially synergistic therapies, as well as in pediatric neurological tumors.
- QS-21 Stimulon® adjuvant ("QS-21"): QS-21 is an adjuvant, or a substance added to a vaccine or other immunotherapy that is intended to enhance immune response. The key licensees of QS-21 are GlaxoSmithKline (GSK) and JANSSEN Alzheimer Immunotherapy. There are 14 vaccines containing QS-21 in clinical development, including four in Phase 3 testing for malaria, melanoma, non-small cell lung cancer and shingles. The first products containing QS-21 are expected to be launched in the 2013-2014 timeframe, and we are entitled to royalties for at least 10 years post-launch. However, there is no guarantee that we will be able to collect royalties in the future. The pipeline of product candidates containing QS-21 is extraordinarily diverse, encompassing prophylactic as well as therapeutic vaccines for infectious diseases, multiple cancer types, and Alzheimer's disease. We do not incur clinical development costs for these products and are generally reimbursed for any related expenses by our licensees.
- HerpV: HerpV is a therapeutic vaccine for the treatment of genital herpes, which is based on our HSP technology. It has completed Phase 1 testing, where it was shown to elicit both CD4 and CD8 positive T cell responses—a first of its kind finding in genital herpes treatment. Because the product contains multiple antigens derived from the herpes simplex 2 virus (HSV-2), it may be applicable to a broader patient population and may have potential in managing outbreaks and disease transmission. We consider this to be a platform technology, since with the integration of heat shock proteins with antigenic peptides we could potentially create therapeutic vaccines for many infectious diseases. We are currently seeking partners to advance HerpV and the platform technology into further development.

In addition to our internal development efforts, we are actively pursuing multiple partnering opportunities. We are seeking regional and/or global partners for select products in our portfolio, including Oncophage, the Prophage G-Series vaccines, G-100 and G-200, and HerpV. We are also exploring a variety of in-licensing opportunities that would be complementary to our existing business while expanding our product pipeline. Our business activities have included product research and development, intellectual property prosecution, manufacturing, regulatory and clinical affairs, corporate finance and development, market development, business development, and support of our collaborations. Research and development expenses for the years ended December 31, 2010, 2009, and 2008, were $12.9 million, $16.9 million, and $20.7 million, respectively.

On March 3, 2011, we were notified by the Listing Qualifications Staff of Nasdaq indicating that we are not in compliance with the Nasdaq Marketplace Rule 5550(a)(2) (the "Bid Price Requirement") because the bid price for our common stock had closed below the minimum $1.00 per share requirement for 30 consecutive business days. In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until August 30, 2011, to regain compliance with the Bid Price Requirement.

Our Products and Technologies Under Development

Heat Shock Protein Technology

Heat shock proteins, also known as HSPs, are also called stress proteins, as their expression is increased when cells experience various stresses like extremes of temperature (hot or cold) and oxygen deprivation. HSPs are present in all cells in all life forms from bacteria to mammals, and their structure and function are similar across these diverse life forms. Under normal conditions, HSPs play a major role in protein folding and transport of protein fragments called peptides within a cell, and are thus also known as "chaperones." Antigenic peptides, those portions of a protein that stimulate immune responses when recognized by the immune cells, are also transported by these chaperones. Because HSPs interact with and bind many cellular proteins and peptides, they chaperone a broad array of antigenic peptides to facilitate their recognition by the immune system. Thus, HSPs play an integral role in capturing and presenting the antigenic "fingerprint" of a cell to a host's immune system.

Although HSPs are normally found inside cells, they also provide important danger signals when found outside of cells. Detection of HSPs outside of cells is indicative that cell death has occurred. This may have been caused by disease, mutation, or injury, whereby a cell's contents are spilled into body tissue. These HSPs send powerful "danger signals" to the immune system that initiate a cascade of events capable of generating a targeted immune response against the infection or disease-related cell death.

Combined, these functions of HSPs form the basis of our technology. The "chaperoning" nature of HSPs allows us to produce vaccines containing the antigenic fingerprint of a given disease. In the case of cancer, the vaccines are patient-specific, consisting of heat shock protein-peptide complexes, also known as HSPPCs, purified from a patient's tumor cells. These HSPPCs, when injected into the skin, are expected to stimulate a powerful cellular immune response potentially capable of targeting and killing the cancer cells from which these complexes were derived. Because cancer is a highly variable disease from one patient to another, due to rapid mutation of cancer cells, we believe that a patient-specific vaccination approach is required to generate a more robust and targeted immune response against the disease.

For certain diseases, such as genital herpes, we do not believe that a personalized vaccination approach is required, since the pathogen does not vary as greatly from patient to patient as do cancer cells. For example, in our HerpV product candidate for the treatment of genital herpes, we complex, or bind, several defined antigenic herpes peptides to an HSP (Hsc70) that we genetically engineer, creating an HSPPC. This HSPPC, when injected into the skin, is designed to elicit a cellular immune response to the synthetic peptides carried by the HSP.

The Prophage Series of Cancer Vaccines

The Prophage Series of cancer vaccines describes our portfolio of patient-specific HSP-based therapeutic cancer vaccines, including the R-Series candidates in RCC, M-Series candidates in melanoma, G-Series candidates in glioma, and NP-Series candidate in pediatric neurological tumors. The first product derived from the R-Series (R-100, registered in Russia as Oncophage), represents the only approved treatment for adjuvant or non-metastatic kidney cancer patients at intermediate risk for disease recurrence. In 2008, we submitted a marketing authorization application ("MAA") to the European Medicines Agency ("EMA") requesting approval for Oncophage in earlier-stage, localized kidney cancer under the conditional authorization provision. After its review, the Committee for Medicinal Products for Human Use ("CHMP") of the EMA adopted a negative opinion on our application and subsequently we withdrew our application. In a registry following patients from our large randomized Phase 3 trial in non-metastatic RCC, patients at intermediate risk of recurrence who were in the treatment arm demonstrated an approximately 46 percent lower risk of death compared with those in the control arm (n = 362; $P < 0.05$; hazard ratio = 0.54). Phase 2 trials testing the Prophage Series candidates G-100 and G-200 are underway in both newly diagnosed and recurrent glioma, respectively, where promising data has been generated to date. Additional trials are planned in metastatic RCC (R-200) and metastatic melanoma (M-200) in combination with potentially synergistic therapies, as well as in pediatric neurological tumors (NP-150).

Each Prophage Series vaccine candidate is made from a patient's tumor tissue. After a surgeon removes a patient's tumor, the majority of that tumor tissue is frozen and shipped to our manufacturing facility. Using a proprietary manufacturing process that takes approximately eight to 10 hours per individual patient lot, we isolate the HSPPCs from the tumor tissue. Through this isolation process, the HSPPCs are extracted, purified, and sterile-filtered from the tumor tissue, then formulated in solution and packaged in standard single-injection vials. After the performance of quality control testing, including sterility testing, we ship the frozen vaccine back to the hospital or clinic for administration. Medical professionals administer the vaccine by injecting the product into the skin.

Although we believe that our technology is applicable to all cancer types, our initial focus with the Prophage Series vaccines is on cancers that have limited or no available treatment options and in cancers that typically yield sufficient quantities of tumor tissue from the surgical procedure to allow for manufacture.

Since our first patient was enrolled in a clinical trial studying a Prophage Series vaccine in 1997, we have treated more than 850 cancer patients in our clinical trials. Because our vaccines are derived from the patient's own tumor, they are unlike the majority of approved therapies and as such, they may experience a long regulatory review process and high development costs, either of which could delay or prevent our commercialization efforts. For additional information regarding regulatory risks and uncertainties, please read the risks identified under "Risk Factors."

We believe that the collective results from our clinical trials thus far show that the vaccine candidates that have been clinically evaluated have a favorable safety profile. We also believe that available results from clinical trials suggest that treatment with the Prophage Series vaccines can generate immunological and anti-tumor responses.

Phase 3 Renal Cell Carcinoma Program

Renal cell carcinoma is the most common type of kidney cancer. The American Cancer Society estimated that there would be 58,240 new cases of kidney cancer and 13,040 people would die from the disease in the United States in 2010. The Kidney Cancer Research Bureau, a Russian non-profit, non-government research organization, estimated that in 2008, approximately 16,000 Russians would be diagnosed with kidney cancer and approximately 50% of those diagnosed would die of the disease.

We initiated a Phase 3, multicenter, international trial for non-metastatic RCC into which the first patient was randomized in February 2001. As announced on March 24, 2006, the trial did not reach statistical significance in its primary endpoint of recurrence-free survival in the total patient population, though a positive trend was observed. During the protocol design process in 1999 and 2000, key opinion leaders were consulted, and the non-metastatic RCC patient population designated for enrollment in the trial was thought to be a relatively uniform group. In 2006, the Eastern Cooperative Oncology Group ("ECOG") initiated a trial in adjuvant RCC with sorafenib and sunitinib that stratified their patient population into intermediate-risk, high-risk, and very high-risk recurrence categories. Using these ECOG defined criteria, analysis of the intermediate risk patients (362 of the 604 eligible patients in the trial) in the trial showed a statistically significant difference in recurrence-free survival in favor of the Oncophage arm. In part because the intermediate-risk category was not prospectively delineated prior to the trial's initiation, the Food & Drug Administration ("FDA") has indicated that, by itself, part I of our Phase 3 clinical trial in renal cell carcinoma is not sufficient to support a biologics license application ("BLA") filing.

We opened a subsequent protocol that continued to follow patients from this trial in the format of a registry in order to collect overall survival information, as well as investigator reports of disease recurrence. The registry, which is expected to provide additional data on the effectiveness of Oncophage, followed patients until March 2010, an additional three years from closure of the initial trial, providing more than five years of data collection following the enrollment of the last patient in the trial. Final analysis of this data is in process. At the 2009 American Society of Clinical Oncology ("ASCO") annual meeting, we announced results of an interim analysis from the ongoing global patient survival registry, which showed that patients with kidney cancer at intermediate risk of disease recurrence demonstrated an approximately 46 percent lower risk of death when treated with Oncophage cancer vaccine after surgery compared with no treatment ($n = 362$; $P < 0.05$; hazard ratio = 0.54).

In addition to the patient registry, patient enrollment has commenced into a small study in non-metastatic RCC to assess immune response in the intermediate-risk patient population. The results of this study, continued data collection through the survival registry, and ongoing analysis are uncertain, and may not positively affect the acceptability of the overall results of the trial and, even if clinically meaningful, may not meet the requirements of the FDA or other regulatory authorities for submission and approval of a marketing application or similar applications for product approval outside the United States.

In April 2008, the Russian Ministry of Public Health issued a registration certificate for the use of Oncophage for the treatment of kidney cancer patients at intermediate risk for disease recurrence. Because, among other things, we have limited resources and minimal sales and marketing experience, commercialization of Oncophage has been slow, and only modest sales of Oncophage in Russia have occurred during the year ended December 31, 2010. The Russian registration was our first product approval from a regulatory authority, and the first approval of a patient-specific therapeutic cancer vaccine in a major market. Since this approval we have been focusing our efforts in Russia on securing one or more distribution and/or partnering arrangements and related commercialization activities. The amount of any future revenue generated from the sale of Oncophage in Russia will depend on our ability to successfully execute on these efforts and identify and obtain adequate reimbursement, as well as decisions of physicians and patients, among other factors. Furthermore, we may experience significant delays in the receipt of payment for Oncophage, or an inability to collect payments at all.

In October 2008, we announced the submission of a MAA to the EMA requesting conditional authorization of Oncophage in earlier-stage, localized kidney cancer. On November 20, 2009, we announced that the CHMP of the EMA formally adopted a negative opinion on this MAA. Subsequently we withdrew our application and have been evaluating a variety of options to potentially bring Oncophage to patients and physicians globally. Although we are no longer in active discussions with a potential partner for the European market, we continue to actively seek partnership discussions for multiple products generated from our portfolio of Prophage Series vaccines.

Glioma

Glioma is a cancer affecting the central nervous system that begins in glial cells (connective tissue cells that surround and support nerve cells). Malignant glioma is currently a fatal disease. The American Cancer Society estimated that 22,020 new cases of the brain and other nervous system cancers would be diagnosed during 2010 in the U.S., and that about 13,140 people would die from these tumors.

A Phase 2 clinical trial with Prophage Series G-200 in recurrent, high-grade glioma is currently ongoing. This study is being led by the Brain Tumor Research Center at the University of California, San Francisco ("UCSF"), with grants from the American Brain Tumor Association and the National Cancer Institute Special Programs of Research Excellence. Phase 1 results, presented at the Society for Neuro-Oncology Annual Meeting Conference in November 2008, showed that vaccination following brain cancer surgery increased overall median survival to approximately 10.5 months, with four patients surviving beyond 12 months and one patient surviving almost 2.5 years. The study also showed that all 12 treated patients demonstrated a significant immune response after vaccination with G-200 ($P < 0.001$) and that patients with minimal residual disease at time of first vaccination (n = 7) were more likely to survive beyond nine months compared with patients with significant residual disease.

The study, which is designed to enroll approximately 50 patients, has expanded to include New York-Presbyterian Hospital/Columbia University Medical Center and University Hospitals/Case Western Reserve. Interim data was presented at the Society for Neuro-Oncology meeting in October 2009, which showed a median survival of 10.1 months in the first 20 patients treated with G-200, and that to date six patients (30 percent) had survived at or beyond 12 months. This early data shows an improvement in overall survival over the previous long-standing historical median survival of 6.5 months, and is also slightly favorable to the recently reported median survival of 9.2 months with Avastin® (bevacizumab) in patients with recurrent high-grade glioma. In May 2010, data presented at the International Conference on Brain Tumor Research and Therapy suggested that vaccination with this candidate may improve overall survival in patients with recurrent high-grade glioma. An overall median survival of 44 weeks after tumor resection was observed. Approximately 70% of the evaluable patients survived beyond 36 weeks, and 41% survived up to or longer than one year. Additional data from this trial will be reported by mid-2011. UCSF also initiated an additional Phase 2 clinical trial in newly diagnosed glioma testing Prophage Series G-100 in combination with Temodar® (temozolomide). This trial is currently enrolling, with a target of 50 patients. Based on promising trends to date, this trial is being expanded to include up to 10 clinical sites.

Other Clinical Trials

Initial clinical trials of Prophage Series vaccines were aimed at assessing feasibility, safety and preliminary efficacy; select studies measured immune response. A series of small, single-arm trials were performed in various solid tumor types, including RCC, melanoma, colorectal cancer, gastric cancer, pancreatic cancer, and non-small cell lung cancer. A single Phase 1 trial was conducted in non-Hodgkin's lymphoma, and a non-registrational Phase 3 trial was conducted in metastatic melanoma.

Collectively, results across all trials provided evidence of manufacturing and logistical feasibility as well as an initial demonstration of safety and signals of efficacy, which included patients who had complete disappearance (a complete response), substantial shrinkage (partial response), minor shrinkage (minor response), or no change in the size (disease stabilization) of tumor lesions. Median overall survival results exceeded historical controls that were relevant at the time when the studies were performed. Additionally, tumor-specific T-cell responses were noted in studies where they were measured: melanoma and colorectal cancer. In the Phase 3 metastatic melanoma trial, earlier-stage patients who received at least 10 doses of the vaccine showed a survival benefit over patients in the control arm.

Manufacturing

Commercial and clinical supplies of Oncophage and other vaccine candidates deriving from the Prophage Series are manufactured in our Lexington, Massachusetts facility. We estimate that the facility's current capacity for these products is approximately 10,000 patient courses per year, expandable to approximately 200,000 patient courses per year, by building-out currently available space, adding second and third shifts, and automating various functions. On average, it takes eight to 10 hours of direct processing time to manufacture a patient batch of vaccine.

After manufacturing, Prophage Series vaccines are tested and released by our quality systems staff. The quality control organization performs a series of release assays designed to ensure that the product meets all applicable specifications. Our quality assurance staff also reviews manufacturing and quality control records prior to batch release in an effort to assure conformance with current Good Manufacturing Practices, also known as cGMP, as mandated by the FDA and foreign regulatory agencies.

Our manufacturing staff is rigorously trained and routinely evaluated for conformance to manufacturing procedures and quality standards. This oversight is intended to ensure compliance with FDA and foreign regulations and to provide consistent vaccine output. Our quality control and quality assurance staff is similarly trained and evaluated as part of our effort to ensure consistency in the testing and release of the product, as well as consistency in materials, equipment, and facilities.

Preclinical Activities

We continue with product characterization efforts to better define the complex structure of the Prophage Series vaccines. These efforts are made more challenging by the autologous nature of the products. In addition, we are developing methods that will assess the intensity of immunological responses following vaccination with these vaccines. We expect to continue these efforts during 2011. In addition, we are currently planning to study the Prophage Series vaccine candidates in combination with potentially synergistic therapies in later-stage cancers.

QS-21

QS-21 Stimulon® adjuvant is an adjuvant, or a substance added to a vaccine or other immunotherapy that is intended to enhance immune response. The key licensees of QS-21 are GSK and JANSSEN Alzheimer Immunotherapy. There are 14 vaccines containing QS-21 in clinical development, including four in Phase 3 testing for malaria, melanoma, non-small cell lung cancer and shingles. The first products containing QS-21 are expected to be launched in the 2013-2014 timeframe, and we are entitled to royalties for at least 10 years post-launch. The pipeline of product candidates containing QS-21 is diverse, encompassing prophylactic as well as therapeutic vaccines for infectious diseases, multiple cancer types, and Alzheimer's disease. The Company does not incur clinical development costs for these products and is generally reimbursed for any related expenses by its licensees.

QS-21 is best known for its ability to stimulate antibody, or humoral, immune response, and has also been shown to activate cellular immunity. A natural product, QS-21 is a triterpene glycoside, or saponin, a natural compound purified from the bark of a South American tree called Quillaja saponaria. It is sufficiently characterized with a known molecular structure, thus distinguishing it from other adjuvant candidates, which are typically emulsions, polymers, or biologicals. QS-21 has been tested in approximately 185 clinical trials involving, in the aggregate, nearly 14,000 subjects in a variety of cancer indications, infectious diseases, and other disorders. These studies have been carried out by academic institutions and pharmaceutical companies in the United States and internationally. A number of these studies have shown QS-21 to be significantly more effective in stimulating antibody responses than aluminum hydroxide or aluminum phosphate, the adjuvants most commonly used in approved vaccines in the United States today.

Partnered QS-21 Programs

A number of pharmaceutical and biotechnology companies have licensed QS-21 from us for use in vaccines to treat a wide variety of human diseases. Companies with QS-21 programs include GSK and JANSSEN Alzheimer Immunotherapy. In return for rights to use QS-21, these companies have generally agreed to pay us license fees, manufacturing payments, milestone payments, and royalties on product sales for a minimum of 10 years after commercial launch. In addition to our corporate licensing arrangements, we have developed a number of academic collaborations to test new vaccine concepts and products containing QS-21. There are 14 vaccines currently in clinical development that contain QS-21.

GSK. In July 2006, we entered into a license agreement and a supply agreement with GSK for the use of QS-21. On January 16, 2009, we entered into an Amended and Restated Manufacturing Technology Transfer and Supply Agreement (the "Amended GSK supply agreement") under which GSK has the right to manufacture all of its requirements of commercial grade QS-21. GSK is obligated to supply us (or our affiliates, licensees, or customers) certain quantities of commercial grade QS-21 for a stated period of time. To date, we have received $10.5 million of a potential $15.3 million in upfront and milestone payments related to these agreements. We are entitled to receive low single-digit royalties on net sales for a period of at least 10 years after the first commercial sale of a resulting GSK product. The agreements may be terminated by either party upon a material breach if the breach is not cured within the time specified in the agreement. The termination or expiration of the GSK license agreement does not relieve either party from any obligation which accrued prior to the termination or expiration. Among other provisions, the milestone payment obligations survive termination or expiration for any reason, and the license rights granted to GSK survive expiration of the GSK license agreement. The license rights and payment obligations of GSK under the Amended GSK supply agreement survive termination or expiration, except that GSK's license rights and future royalty obligations do not survive if we terminate due to GSK's material breach unless we elect otherwise.

We understand that QS-21 is a key component included in several of GSK's proprietary adjuvant systems and that a number of GSK's vaccine candidates currently under development are formulated using adjuvant systems containing QS-21. GSK has initiated Phase 3 studies evaluating its investigational MAGE-A3 Antigen-Specific Cancer Immunotherapeutic containing QS-21 in non-small cell lung cancer and melanoma. GSK has also initiated Phase 3 clinical trials in malaria and shingles.

Elan/JANSSEN Alzheimer's Immunotherapy. Elan Pharmaceuticals, Inc. and/or its affiliates ("Elan") had a commercial license for the use of QS-21 in the research and commercialization of Elan's Alzheimer's disease vaccine candidate that contains QS-21 ("Licensed Product"). Effective September 14, 2009, we entered into an Amended and Restated License Agreement ("Amended License Agreement") with Elan, and on September 17, 2009, the Amended License Agreement was assigned to JANSSEN Alzheimer Immunotherapy, a subsidiary of Johnson & Johnson. Under the terms of the Amended License Agreement, JANSSEN Alzheimer Immunotherapy has the right to develop, make, have made, use, sell, offer for sale, import, and have sold, the Licensed Product. In addition, JANSSEN Alzheimer Immunotherapy has the right to manufacture all of its requirements of QS-21 for use in the Licensed Product and we have no further supply obligations. Assuming all benchmarks are met under this agreement, we could receive up to $11.5 million in future milestone payments; $1.5 million has been received as of December 31, 2010. Furthermore, under the terms of the Amended License Agreement, we are entitled to receive middle single-digit royalties on net sales of the Licensed Product for a period of at least 10 years after the first commercial sale of such product, if any. Expiration or termination of the Amended License Agreement is without prejudice to any rights that accrued to the benefit of the parties prior to the date of such expiration or termination. Upon expiration of the Amended License Agreement, JANSSEN Alzheimer Immunotherapy will have a royalty-free license. Upon early termination of the Amended License Agreement, JANSSEN Alzheimer Immunotherapy's license rights terminate and future payment obligations do not accrue.

Manufacturing

Except in the case of GSK and JANSSEN Alzheimer Immunotherapy, we have retained worldwide manufacturing rights for QS-21. We have the right to subcontract manufacturing for QS-21 and we have a supply agreement with a contract manufacturer for the production of QS-21 through September 2012. In addition, under the terms of our agreement with GSK, GSK is contractually committed to supply certain quantities of commercial grade QS-21 to us and our licensees in the future.

HerpV

HerpV is an investigational therapeutic vaccine candidate directed at the virus that causes genital herpes (herpes simplex virus-2, or HSV-2) and is the first potential off-the-shelf application of our HSP technology.

HerpV is a multivalent vaccine containing multiple synthetic HSV-2 peptides, which means that it may be applicable to a broader patient population and may have potential in managing outbreaks and disease transmission.

A 2005-2008 study of the Centers for Disease Control and Prevention estimates 16.2% of people 14 to 49 years of age in the U.S. have HSV-2 infection. The World Health Organization estimated in 2003 that approximately 23.6 million people aged 15 to 49 worldwide are infected each year with HSV-2. Genital herpes is currently treated with palliative topical drugs or antiviral agents that reduce further replication of the virus during the period of treatment.

Based on the results of completed toxicology studies and other preclinical activities, we submitted to the FDA an investigational new drug application ("IND") for HerpV during the second quarter of 2005. In October 2005, we initiated a multicenter Phase 1 clinical trial of HerpV in genital herpes. In this four-arm, phase 1 study, 35 HSV-2 seropositive patients received HerpV with QS-21, HerpV alone, QS-21 alone, or placebo. The vaccine was well tolerated, with injection site pain as the most common reported adverse event. All patients who were evaluable for immune response and received HerpV with QS-21 showed a statistically significant CD4+ T cell response (100%; 7/7) to HSV-2 antigens as detected by IFNγ Elispot, and the majority of those patients demonstrated a CD8+ T cell response (63%; 5/8). This study is the first to demonstrate that HSPs complexed to viral antigens induce an antigen-specific T cell response in humans.

We believe this is a first of its kind finding in genital herpes treatment. We consider HerpV to be part of a platform technology, since with the integration of heat shock proteins with antigenic peptides, we could potentially create therapeutic vaccines for many infectious diseases. We hope to advance HerpV and the platform technology in development through a partnership, and we are actively pursuing licensing discussions.

Intellectual Property Portfolio

We seek to protect our technologies through a combination of patents, trade secrets and know-how and currently have exclusive rights, through outright ownership or through exclusive licenses, to 73 issued United States patents and 117 issued foreign patents. We also have exclusive rights to 4 pending United States patent applications and 29 pending foreign patent applications. While we have patent coverage in Russia for Oncophage, we may not have rights in other territories where we may pursue regulatory approval for Prophage Series vaccine candidates.

Our issued patents include those that cover our core technologies including HSPs for the treatment of cancers and infectious disease, and saponin adjuvants.

The issued patents that cover the Prophage Series vaccines expire at various dates between 2015 and 2024. The issued patents to HerpV expire at various dates between 2014 and 2017. Our patent to purified QS-21 expired in most territories in 2008. Additional protection for QS-21 in combination with other agents is provided by our other issued patents which expire between 2016 and 2019.

Various patents and patent applications have been exclusively licensed to us by the following entities:

Mount Sinai School of Medicine

In November 1994, we entered into a patent license agreement with the Mount Sinai School of Medicine (the "Mount Sinai Agreement"). Through the Mount Sinai Agreement, we obtained an exclusive, worldwide license to patent rights relating to the heat shock protein technology that resulted from the research and development performed by Dr. Pramod Srivastava, our founding scientist and a former member of our Board of Directors. We agreed to pay Mount Sinai a royalty on the net sales of products covered by the licensed patent rights and also provided Mount Sinai with a 0.45% equity interest in the Company (approximately 62,000 shares) valued at approximately $90,000 at the time of issuance. The term of the Mount Sinai Agreement ends when the last of the licensed patents expires (2018) or becomes no longer valid. If we fail to pay royalties that are due under the agreement, Mount Sinai may issue written notice to us. If we continue to fail to pay royalties after 60 days from receipt of the written notice, Mount Sinai can terminate the agreement. The Mount Sinai Agreement requires us to use due diligence to make the products covered by the licensed patent rights commercially available, including a requirement for us to use best efforts to reach a number of developmental milestones, which have been achieved. If we fail to comply with the due diligence provisions of the agreement, Mount Sinai could take actions to convert our exclusive license to a non-exclusive license after six months written notice. The Mount Sinai Agreement does not contain any milestone payment provisions.

Fordham University

During 1995, Dr. Srivastava moved his research to Fordham University ("Fordham"). We entered into a sponsored research and technology license agreement with Fordham in March 1995 (the "Fordham Agreement") relating to the continued development of the heat shock protein technology and agreed to make payments to Fordham to sponsor Dr. Srivastava's research. Through the Fordham Agreement, we obtained an exclusive, perpetual, worldwide license to all of the intellectual property, including all the patent rights, which resulted from the research and development performed by Dr. Srivastava at Fordham. We also agreed to pay Fordham a royalty on the net sales of products covered by the Fordham Agreement through the last expiration date on the patents under the agreement (2018) or when the patents become no longer valid. The agreement does not contain any milestone payment provisions or any diligence provisions. Dr. Srivastava moved his research to the University of Connecticut Health Center ("UConn") during 1997 and, accordingly, the parts of the agreement related to payments for sponsored research at Fordham terminated in mid-1997. During the term of this agreement, we paid Fordham approximately $2.4 million.

University of Connecticut

In May 2001, we entered into a license agreement with UConn which was amended in March 2003 and June 2009. Through the license agreement, we obtained an exclusive worldwide license to patent rights resulting from inventions discovered under a research agreement that was effective from February 1998 until December 2006. The term of the license agreement ends when the last of the licensed patents expires (2022) or becomes no longer valid. UConn may terminate the agreement: (1) if, after 30 days written notice for breach, we continue to fail to make any payments due under the license agreement, or (2) we cease to carry on our business related to the patent rights or if we initiate or conduct actions in order to declare bankruptcy. We may terminate the agreement upon 90 days written notice. The license agreement contains aggregate milestone payments of approximately $1.2 million for each product we develop covered by the licensed patent rights. These milestone payments are contingent upon regulatory filings, regulatory approvals, and commercial sales of products. We have also agreed to pay UConn a royalty on the net sales of products covered by the license agreement as well as annual license maintenance fees beginning in May 2006. Royalties otherwise due on the net sales of products covered by the license agreement may be credited against the annual license maintenance fee obligations. Under the March 2003 amendment, we agreed to pay UConn an upfront payment and to make future payments for each patent or patent application with respect to which we exercised our option under the research agreement. As of December 31, 2010, we have paid approximately $340,000 to UConn under the license agreement. The license agreement gives us complete discretion over the commercialization of products covered by the licensed patent rights but also requires us to use commercially reasonable diligent efforts to introduce commercial products within and outside the United States. If we fail to meet these diligence requirements, UConn may be able to terminate the license agreement.

Regulatory Compliance

Governmental authorities in the United States and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution, among other things, of our investigational product candidates. In the United States, the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations, subject pharmaceutical products to rigorous review.

In order to obtain approval of a new product from the FDA, we must, among other requirements, submit proof of safety and efficacy as well as detailed information on the manufacture and composition of the product. In most cases, this proof entails extensive preclinical, clinical, and laboratory tests. Before approving a new drug or marketing application, the FDA may also conduct pre-licensing inspections of the company, its contract research organizations and/or its clinical trial sites to ensure that clinical, safety, quality control, and other regulated activities are compliant with Good Clinical Practices, or GCP, or Good Laboratory Practices, or GLP, for specific non-clinical toxicology studies. The FDA may also require confirmatory trials, post-marketing testing, and extra surveillance to monitor the effects of approved products, or place conditions on any approvals that could restrict the commercial applications of these products. Once approved, the labeling, advertising, promotion, marketing, and distribution of a drug or biologic product must be in compliance with FDA regulatory requirements.

In Phase 1 clinical trials, the sponsor tests the product in a small number of patients or healthy volunteers, primarily for safety at one or more doses. Phase 1 trials in cancer are often conducted with patients who have end-stage or metastatic cancer. In Phase 2, in addition to safety, the sponsor evaluates the efficacy of the product in a patient population somewhat larger than Phase 1 trials. Phase 3 trials typically involve additional testing for safety and clinical efficacy in an expanded population at geographically dispersed test sites. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time.

The sponsor must submit to the FDA the results of preclinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product, in the form of a new drug application or, in the case of biologics, like the Prophage Series vaccines, a BLA. In a process that can take a year or more, the FDA reviews this application and, when and if it decides that adequate data is available to show that the new compound is both safe and effective for a particular indication and that other applicable requirements have been met, approves the drug or biologic for marketing.

Whether or not we have obtained FDA approval, we must generally obtain approval of a product by comparable regulatory authorities of international jurisdictions prior to the commencement of marketing the product in those jurisdictions. We are also subject to cGMP, GCP, and GLP compliance obligations, and are subject to inspection by international regulatory authorities. International requirements may in some circumstances be more rigorous than U.S. requirements and may require additional investment in manufacturing process development, non-clinical studies, clinical studies, and record keeping that are not required for U.S. regulatory compliance or approval. The time required to obtain this approval may be longer or shorter than that required for FDA approval and can also require significant resources in time, money, and labor.

Under the laws of the United States, the countries of the European Union, and other nations, we and the institutions where we sponsor research are subject to obligations to ensure the protection of personal information of human subjects participating in our clinical trials. We have instituted procedures that we believe will enable us to comply with these requirements and the contractual requirements of our data sources. The laws and regulations in this area are evolving, and further regulation, if adopted, could affect the timing and the cost of future clinical development activities.

We are also subject to regulation under the Occupational Safety and Health Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other current and potential future federal, state, or local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals, biological materials, various radioactive compounds, and for some experiments we use recombinant DNA. We believe that our procedures comply with the standards prescribed by local, state, and federal regulations; however, the risk of injury or accidental contamination cannot be completely eliminated. We conduct our activities in compliance with the National Institutes of Health Guidelines for Recombinant DNA Research.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. Many pharmaceutical or biotechnology companies have products on the market and are actively engaged in the research and development of products for the treatment of cancer and infectious diseases. In addition, many competitors focus on immunotherapy as a treatment for cancer and infectious diseases. In particular, some of these companies are developing cancer vaccines produced from a patient's own cells or tissue. Others are focusing on developing heat shock protein products. Prior to regulatory approval, we may compete for access to patients with other products in clinical development, with products approved for use in the indications we are studying, or with off-label use of products in the indications we are studying. In addition, we compete for funding, access to licenses, personnel, and third-party collaborations. Many competitors have substantially greater financial, manufacturing, marketing, sales, distribution, and technical resources, and more experience in research and development, clinical trials, and regulatory matters, than we do. Competing companies developing or acquiring rights to more efficacious therapeutic products for the same diseases we are targeting, or which offer significantly lower costs of treatment, could render our products noncompetitive or obsolete.

Academic institutions, governmental agencies, and other public and private research institutions conduct significant amounts of research in biotechnology, medicinal chemistry, and pharmacology. These entities have become increasingly active in seeking patent protection and licensing revenues for their research results. They also compete with us in recruiting and retaining skilled scientific talent.

We are aware of certain programs and products under development by other companies that may compete with our programs and products. Several of these companies have products that utilize similar technologies and/or patient-specific medicine techniques, such as Dendreon and Accentia, as well as Immuncell-LC, ICT-107, DC-Vax and CDX-110, being developed by Innocell Corp, ImmunoCellular Therapeutics, Northwest Biotherapeutics and Celldex, respectively, for treatment of patients with newly diagnosed glioma.

We are aware of at least one saponin adjuvant which claims to be identical to QS-21. OPT-821 was developed by Optimer Pharmaceuticals and is being used in ongoing cancer vaccine trials. Several other vaccine adjuvants are in development and could compete with QS-21 for inclusion in vaccines in development. These adjuvants include, but are not limited to, oligonucleotides, under development by Pfizer, Idera, Juvaris, and Dynavax, MF59 under development by Novartis, IC31, under development by Intercell, and MPL, under development by GSK. In addition, at least one company, CSL Limited, as well as academic institutions, are developing saponin adjuvants, including derivatives and synthetic formulations.

The existence of products developed by these and other competitors, or other products of which we are not aware or which other companies may develop in the future, may adversely affect the marketability of products we develop.

Employees

As of February 25, 2011, we had approximately 56 employees, of whom 7 were Ph.D.s and 2 were MDs. None of our employees are subject to a collective bargaining agreement. We believe that we have good relations with our employees.

Corporate History

Antigenics L.L.C. was formed as a Delaware limited liability company in 1994 and was converted to Antigenics Inc., a Delaware corporation, in February 2000 in conjunction with our initial public offering of common stock. As of January 6, 2011, we changed our name from Antigenics Inc. to Agenus Inc. to more accurately reflect our existing product pipeline, which has expanded over the years beyond antigen-based vaccines, as well as to highlight our business strategy as we seek partnering opportunities to grow and diversify our business.

Availability of Periodic SEC Reports

Our Internet website address is *www.agenusbio.com*. We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Securities Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission (the "SEC"). The contents of our website are not part of, or incorporated into, this document.

Item 1A. *Risk Factors*

Our future operating results could differ materially from the results described in this Annual Report on Form 10-K due to the risks and uncertainties described below. We cannot assure investors that our assumptions and expectations will prove to be correct. Important factors could cause our actual results to differ materially from those indicated or implied by forward-looking statements. See "Note Regarding Forward-Looking Statements" on page 2 of this Annual Report on Form 10-K. Factors that could cause or contribute to such differences include those factors discussed below.

Risks Related to our Business

If we incur operating losses for longer than we expect, or we are not able to raise additional capital, we may be unable to continue our operations, or we may become insolvent.

From our inception through December 31, 2010, we have incurred net losses totaling $584.4 million. Our net losses for the years ended December 31, 2010, 2009, and 2008, were $21.9 million, $30.3 million, and $30.8 million, respectively. We expect to incur significant losses over the next several years as we continue research and clinical development of our technologies, apply for regulatory approvals, and pursue partnering opportunities, commercialization, and related activities. Furthermore, our ability to generate cash from operations is dependent on the success of our licensees and collaborative partners, as well as the likelihood and timing of new strategic licensing and partnering relationships and/or successful commercialization of Oncophage and our various product candidates. If we incur operating losses for longer than we expect and/or we are unable to raise additional capital, we may become insolvent and be unable to continue our operations.

On December 31, 2010, we had $19.8 million in cash and cash equivalents. We believe that, based on our current plans and activities, our working capital resources at December 31, 2010, combined with anticipated revenues, and the estimated proceeds from our license, supply, and collaborative agreements, will be sufficient to satisfy our liquidity requirements through 2011. We expect to attempt to raise additional funds in advance of depleting our current funds. For the year ended December 31, 2010, our average monthly cash used in operating activities was $1.2 million. We do not anticipate significant capital expenditures during 2011.

We are required to maintain effective registration statements in connection with certain private placement agreements. If we are unable to keep the registration statements continuously effective in accordance with the terms of the private placement agreements, or do not maintain our listing on Nasdaq or any electronic bulletin board, we are subject to liquidated damages penalties of up to a maximum of 10% of the aggregate purchase price paid by the original investors, or up to $3.8 million.

Since our inception, we have financed our operations primarily through the sale of equity and convertible notes, interest income earned on cash, cash equivalents, and short-term investment balances, and debt provided through secured lines of credit. In order to finance future operations, we will be required to raise additional funds in the capital markets, through arrangements with collaborative partners, or from other sources. During February 2010, we entered into an At the Market Sales Agreement with McNicoll, Lewis & Vlak LLC and Wm Smith & Co (the "Sales Agents") under which we may sell an aggregate of up to 20 million shares of our common stock from time to time through the Sales Agents. To date we have sold approximately 7.0 million shares of our common stock under this agreement for net proceeds, after expenses, of $8.8 million.

Additional financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when we need them, we will be required to delay, reduce, or eliminate some or all of our development, commercialization and clinical trial programs. We also may be forced to license or sell technologies to others under agreements that allocate to third parties substantial portions of the potential value of these technologies. We may also be unable to continue our operations, or we may become insolvent.

The weakness of the United States economy and the global economy may have a material adverse effect on our liquidity and financial condition, particularly if our ability to raise additional funds is impaired. The ability of potential patients and/or health care payers to pay for our products could also be adversely impacted, thereby limiting our potential revenue. In addition, any negative impacts from any further deterioration in the credit markets and related financial crisis on our collaborative partners could limit potential revenue from our product candidates.

We have significant debt, and we may not be able to make interest or principal payments when due.

At the option of the holders, our 8% senior secured convertible notes due August 2014 (the "2006 Notes") can be converted into an interest in one of our wholly-owned subsidiaries that holds the rights or patents to QS-21 and HerpV. If converted into an interest of this subsidiary, the ownership interest in the subsidiary will be determined by multiplying the quotient of the conversion amount divided by $25.0 million, by 30%. If the holders elect not to convert into the subsidiary, then at the maturity of the 2006 Notes, we may elect to repay the then outstanding balance, $34.7 million at December 31, 2010, in cash or in common stock, subject to certain limitations. In no event will any of the note holders be obligated to accept equity that would result in them owning in excess of 9.99% of our outstanding common stock at any given time in connection with any conversion, redemption, or repayment of these notes. The 2006 Notes are secured by the equity of the subsidiary that holds the rights or patents to QS-21 and HerpV.

Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including the factors identified in this "Risk Factors" section and other factors beyond our control. If we are not able to generate sufficient cash flow from operations in the future to service our indebtedness, we may be required, among other things, to:

- seek additional financing in the debt or equity markets;
- refinance or restructure all or a portion of our indebtedness;
- sell, out-license, or otherwise dispose of assets; and/or
- reduce or delay planned expenditures on research and development and/or commercialization activities.

Such measures might not be sufficient to enable us to make principal and interest payments. In addition, any such financing, refinancing, or sale of assets might not be available on economically favorable terms, if at all.

To date, we have had negative cash flows from operations. For the years ended December 31, 2010, 2009, and 2008, net cash used in operating activities was $14.8 million, $24.2 million, and $28.9 million, respectively.

Several factors could prevent the successful commercialization of Oncophage in Russia. In addition, we do not expect to generate significant revenue from sales of Oncophage in Russia in the near term.

In April 2008, the Russian Ministry of Public Health issued a registration certificate for the use of Oncophage for the treatment of kidney cancer patients at intermediate risk for disease recurrence and, in September 2008, the FDA granted the necessary permission to allow for the export of Oncophage from the United States to Russia. The Russian registration was our first product approval from a regulatory authority.

Since approval, modest sales have occurred in Russia. Complexities unique to the logistics of this product may delay shipments and limit our ability to move commercial product in an efficient manner without incident. We currently do not have a business presence outside of the United States and rely on third parties to conduct our Oncophage operations in Russia. The reimbursement system in Russia is changing rapidly and has experienced serious funding and administrative problems in its national and regional reimbursement programs. If we are unable to obtain local distribution arrangements including favorable pricing and payment terms, and/or develop appropriate logistical processes for distribution of Oncophage, our commercialization efforts would be adversely affected.

To date we have not been able to secure government reimbursement and there appears to be a limited private-pay market in Russia. If we are unsuccessful in obtaining substantial reimbursement for Oncophage from national or regional funds, we will have to rely on private-pay for the foreseeable future, which may limit or prevent our sales efforts because the ability and willingness of patients to pay is unclear and many patients will not be capable of paying for Oncophage by themselves. Because we have limited resources and minimal sales and marketing experience, successful commercialization of Oncophage may not materialize. Furthermore, we may experience significant delays in the receipt of payment for Oncophage, or an inability to collect payments at all.

If we fail to obtain adequate levels of reimbursement for our product candidates there may be no commercially viable market for these products, or the commercial potential of these products may be significantly limited.

Public and private insurance programs may determine that they will not cover our or our collaborative partners' product candidates. In Russia, Europe, and other countries outside the United States, government-sponsored health care systems typically pay a substantial share of health care costs, and they may regulate reimbursement levels of products to control costs. If we or our collaborative partners are unsuccessful in obtaining substantial reimbursement for our product candidates from national or regional funds, we will have to rely on private-pay, which may delay or prevent our launch efforts, because the ability and willingness of patients to pay for our products is unclear.

It is possible that there will be substantial delays in obtaining coverage of our product candidates, or the product candidates of our licensees or collaborative partners, if at all, and that, if coverage is obtained, there may be significant restrictions on the circumstances in which there would be reimbursement. We are unable to predict what impact any future regulation or third-party payer initiatives relating to reimbursement will have on our sales.

If we fail to comply with regulatory requirements in the countries in which we conduct our business, if these regulatory requirements change, or if we experience unanticipated regulatory problems, our commercial launch of our Prophage Series product candidates could be prevented or delayed, or our product candidates could be subjected to restrictions, or be withdrawn from the market, or some other action may be taken that may be adverse to our business.

Regulatory authorities generally approve products for particular indications. If an approval is for a limited indication, this limitation reduces the size of the potential market for that product. Product approvals, once granted, are subject to continual review and periodic inspections by regulatory authorities. Later discovery of previously unknown problems or safety issues and/or failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications, complete withdrawal of a marketing application, and/or criminal prosecution. Such regulatory enforcement could have a direct and negative impact on the product for which approval is granted, but also could have a negative impact on the approval of any pending applications for marketing approval of new drugs or supplements to approved applications.

In addition, our operations and marketing practices are subject to regulation and scrutiny by the United States government, as well as governments of any other countries in which we do business or conduct activities. Because we are a company operating in a highly regulated industry, regulatory authorities could take enforcement action against us in connection with our business and marketing activities for various reasons.

For example, our marketing and sales, labeling, and promotional activities in Russia are subject to local regulations. If we fail to comply with regulations prohibiting the promotion of products for non-approved indications or products for which marketing approval has not been granted, regulatory authorities could bring enforcement actions against us that could inhibit our marketing capabilities, as well as result in penalties. In addition, the United States Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing, or making payments to foreign officials for the purpose of obtaining or retaining business abroad. Failure to comply with domestic or foreign laws, knowingly or unknowingly, could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, exclusion from government health care programs, imposition of significant fines, injunctions, and/or the imposition of civil or criminal sanctions against us and/or our officers or employees.

From time to time, new legislation is passed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA and other global health authorities. Additionally, regulations and guidance are often revised or reinterpreted by health agencies in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or whether regulations, guidance, or interpretations will change, and what the impact of such changes, if any, may be.

We may not be able to make the Prophage Series of cancer vaccines available in countries other than Russia or in indications other than renal cell carcinoma.

The Prophage Series R-100 is currently only approved for marketing in Russia as Oncophage for the adjuvant treatment of kidney cancer patients at intermediate risk for disease recurrence. The probability and timing of submissions and/or approval in any jurisdiction or indication for this product is uncertain.

In 2008, we submitted a marketing authorization application ("MAA"), to the European Medicines Agency ("EMA"), requesting conditional authorization of Oncophage in earlier-stage, localized kidney cancer. After its review, the Committee for Medicinal Products for Human Use ("CHMP") of the EMA adopted a negative opinion on our MAA and subsequently we withdrew our application. If we continue to pursue a marketing authorization application for Oncophage with the EMA, there is a high level of uncertainty regarding the probability and timing of a favorable outcome. In addition, even if we continue this pursuit, Oncophage may not achieve approval in Europe because we may not successfully address issues associated with post-hoc analysis, subgroup analysis, lack of immunological data, product characterization, or other issues that may be of concern to the EMA.

The FDA has indicated that our Phase 3 clinical trials of Prophage Series R-100 (Oncophage) and M-200 cannot, by themselves, support biologics license application ("BLA") filings in the studies' indications (renal cell carcinoma and metastatic melanoma). The signals and trends observed in the Phase 3 renal cell carcinoma and melanoma trials are based on data analysis of subgroups of patients, some of which were not pre-specified. While the subgroup data might be suggestive of treatment effect, under current regulatory guidelines the results cannot be expected, alone, to support registration or approval in the United States, and our existing data may not support registration or approval in other territories outside of Russia, including in Europe. Due to our lack of resources, our ability to perform additional studies may be limited. Furthermore, studies may take years to complete and may fail to support regulatory filings for many reasons. In addition, our Prophage Series vaccines are a novel class of patient-specific (derived from the patient's own tumor) oncology therapies, and the FDA and foreign regulatory agencies, including the EMA, which is responsible for product approvals in Europe, and Health

Canada, which is responsible for product approvals in Canada, have relatively little experience in reviewing these types of therapies. Therefore, Prophage Series product candidates may experience a long regulatory review process and high development costs, either of which could delay or prevent our commercialization efforts.

Risks associated with doing business internationally could negatively affect our business.

The Prophage Series vaccine R-100 is currently only approved for sale in Russia as Oncophage. Russia is an evolving market and regulatory, legal, and commercial structures are less predictable than in more mature markets. This unpredictability, as well as potential geopolitical instability in the Russian region, could negatively impact the regulatory and/or commercial environment there, which in turn could have an adverse effect on our business.

In addition, various other risks associated with foreign operations may impact our success. Possible risks include fluctuations in the value of foreign and domestic currencies, disruptions in the import, export, and transportation of patient tumors and our product, the product and service needs of foreign customers, difficulties in building and managing foreign relationships, the performance of our licensees or collaborators, and unexpected regulatory, economic, or political changes in foreign markets.

Our financial position, results of operations, and cash flows can be affected by fluctuations in foreign currency exchange rates, primarily for the euro and the ruble. Movement in foreign currency exchange rates could cause revenue or clinical trial costs to vary significantly in the future and may affect period-to-period comparisons of our operating results. Historically, we have not hedged our exposure to these fluctuations in exchange rates.

Our commercial and international operations experience and resources are limited and need to be developed or acquired. If we fail to do so, our revenues may be limited or nonexistent. In addition, we may be required to incur significant costs and devote significant efforts to augment our existing capabilities.

As we have limited experience with commercial and international operations, it may be difficult to accurately estimate our costs. We currently do not have employees, manufacturing, or business operations facilities outside of the United States and we will rely significantly on consultants, partners, and other third parties to conduct our sales, marketing, and distribution operations. If these third parties are unable to fulfill their obligations this could have a material adverse effect on our commercialization efforts. If in the future we elect to perform sales, marketing, and distribution functions ourselves, we will face a number of additional risks, including the need to recruit experienced marketing and sales personnel, or incur significant expenditures. In addition, we may need to compete with other companies that have more experienced and better-funded operations. Where we have licensed our products to third-party collaborators or licensees, we will be dependent on their commercial operations, sales and marketing expertise and resources, and any revenues we receive from those products will depend primarily on the sales and marketing efforts of others.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capability, selling and marketing expertise and/or financial and other resources.

Our products and the products in development by our collaborative partners may fail because of intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates directed at cancer, infectious diseases and degenerative disorders. Several of these companies have products that utilize technologies similar to our Prophage Series and/or patient-specific or other vaccine based techniques, such as Dendreon and Accentia, as well as Immuncell-LC, ICT-107, DC-Vax and CDX-110, being developed by Innocell Corp, ImmunoCellular Therapeutics, Northwest Biotherapeutics and Celldex, respectively, for treatment of patients with newly diagnosed glioma.

There is no guarantee that we will be able to compete with potential future products being developed by our competitors. For example, Oncophage may compete with therapies currently in development for non-metastatic renal cell carcinoma, such as Wilex AG's Rencarex (WX-G250), which is in Phase 3 clinical trials. Additionally, sorafenib and sunitinib, which are approved for advanced renal cell carcinoma, are being studied in non-metastatic renal cell carcinoma, and other products that have been developed for metastatic renal cell carcinoma, such as temsirolimus, bevacizumab and pazopanib, may also be developed for non-metastatic renal cell carcinoma. As our Prophage Series vaccines are potentially developed in other indications, they will face additional competition in those indications. In addition, for our Prophage Series vaccines, and all of our product candidates, prior to regulatory approval, we may compete for access to patients with other products in clinical development, with products approved for use in the indications we are studying, or with off-label use of products in the indications we are studying. We anticipate that we will face increased competition in the future as new companies enter markets we seek to address and scientific developments surrounding immunotherapy and other traditional cancer therapies continue to accelerate.

Our patent to purified QS-21 expired in most territories in 2008. Additional protection for our QS-21 proprietary adjuvant in combination with other agents is provided by our other patents. Our license and manufacturing agreements for QS-21 typically provide royalties for at least 10 years after commercial launch independent of patent expiry. However, there is no guarantee that we will be able to collect royalties in the future.

We are aware of compounds that claim to be identical to QS-21 that are being used in clinical trials. Several other vaccine adjuvants are in development and could compete with QS-21 for inclusion in vaccines in development. These adjuvants include, but are not limited to, oligonucleotides, under development by Pfizer, Idera, Juvaris, and Dynavax, MF59 under development by Novartis, IC31, under development by Intercell, and MPL, under development by GSK. In addition, at least one company, CSL Limited, as well as academic institutions, are developing saponin adjuvants, including derivatives and synthetic formulations.

Many of our competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than we do. Our competitors may:

- commercialize their product candidates sooner than we commercialize our own;
- develop safer or more effective therapeutic drugs or preventive vaccines and other therapeutic products;
- implement more effective approaches to sales and marketing and capture some of our potential market share;
- establish superior intellectual property positions;
- discover technologies that may result in medical insights or breakthroughs, which render our drugs or vaccines obsolete, possibly before they generate any revenue; or
- adversely affect our ability to recruit patients for our clinical trials.

Manufacturing problems may cause product launch delays, unanticipated costs, or loss of revenue streams.

If the demand for our Prophage Series vaccines is substantially greater than we anticipate, our capacity may not be able to meet product demand. In addition, higher manufacturing loads may result in higher manufacturing failure rates as the operation becomes more complex. We currently manufacture our Prophage Series vaccines in our Lexington, Massachusetts facility and we intend to continue using this facility to satisfy all demands for product. While we believe we will be able to cover all demands in the near term, there is no guarantee that we will be able to meet all future or unanticipated increases in demand, and a failure to do so could adversely affect our business. Such demand may also limit our ability to manufacture product in support of clinical trials, and this could cause a delay or failure in our Prophage Series programs. Manufacturing of Prophage Series vaccines is complex, and various factors could cause delays or an inability to supply vaccine. Deviations in the processes controlling manufacture could result in production failures.

We can also manufacture other clinical products in our own manufacturing facility. Our manufacturing facility has support areas that it shares with the Prophage Series manufacturing areas. As we seek to make Prophage Series vaccines available in other territories, the applicable regulatory bodies may require us to make our manufacturing facility a single product facility. In such an instance, we would no longer have the ability to manufacture products such as HerpV in our current facility. In order to prepare additional HerpV to support future clinical trials, we would then have to manufacture or have manufactured this product in an appropriate alternative facility.

Currently, we do not manufacture QS-21 in our own manufacturing facility, and we have given two QS-21 licensees who have the most advanced QS-21 programs the right to manufacture QS-21 themselves or through third-party manufacturers. If these licensees are unable to successfully manufacture or have manufactured QS-21, the commercialization of the product candidates being developed by such licensees could be delayed or prevented, and we could lose important potential future revenue streams. We currently outsource the manufacture of QS-21 under an agreement that expires in 2012. If we are not able to renew this agreement we may have to identify an alternative manufacturing source or the investment of substantial funds would be required to develop our own manufacturing facility. We or our currently contracted suppliers may never have the ability to manufacture commercial grade QS-21.

We currently rely upon and expect to continue to rely upon third parties, potentially including our collaborators or licensees, to produce materials required to support our product candidates, preclinical studies, clinical trials, and commercial efforts. A number of factors could cause production interruptions at our manufacturing facility or at our contract manufacturers or suppliers, including equipment malfunctions, labor or employment retention problems, natural disasters, power outages, terrorist activities, or disruptions in the operations of our suppliers. Alternatively, there is the possibility we may have excess manufacturing capacity if product candidates do not progress as planned.

There are a limited number of contract manufacturers or suppliers that are capable of manufacturing our product candidates or the materials used in their manufacture. If we are unable to do so ourselves or to arrange for third-party manufacturing or supply of these product candidates or materials, or to do so on commercially reasonable terms, we may not be able to complete development of these product candidates or commercialize them ourselves or through our collaborative partners or licensees. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control, and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

Manufacturing is also subject to extensive government regulation. Regulatory authorities must approve the facilities in which human health care products are produced. In addition, facilities are subject to ongoing inspections, and minor changes in manufacturing processes may require additional regulatory approvals, either of which could cause us to incur significant additional costs and lose revenue.

The drug development and approval process is uncertain, time-consuming, and expensive.

Clinical development, including preclinical testing and the process of obtaining and maintaining regulatory approvals for new therapeutic products, is lengthy, expensive, and uncertain. It also can vary substantially based on the type, complexity, and novelty of the product. We must provide regulatory authorities with manufacturing, product characterization, and preclinical and clinical data demonstrating that our product candidates are safe and effective before they can be approved for commercial sale. It may take us many years to complete our testing, and failure can occur at any stage of testing. Interim results of preclinical studies or clinical trials do not necessarily predict their final results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to regulatory authorities for many reasons, including but not limited to insufficient product characterization, poor study structure conduct or statistical analysis planning, failure to enroll a sufficient number of patients or failure to prospectively identify the most appropriate patient eligibility criteria, and collectability of data. Preclinical and clinical data can be interpreted in different ways, which could delay, limit, or prevent regulatory approval. Negative or inconclusive results from a preclinical study or clinical trial, adverse medical events during a clinical trial, or safety issues resulting from products of the same class of drug could require a preclinical study or clinical trial to be repeated or cause a program to be terminated, even if other studies or trials relating to the program are successful. As of December 31, 2010, we have spent approximately 16 years and $281.9 million on our research and development program in heat shock proteins for cancer.

The timing and success of a clinical trial is dependent on enrolling sufficient patients in a timely manner, avoiding serious or significant adverse patient reactions, and demonstrating efficacy of the product candidate in order to support a favorable risk versus benefit profile, among other considerations. The timing and success of our clinical trials, in particular, are also dependent on clinical sites and regulatory authorities accepting each trial's protocol, statistical analysis plan, product characterization tests, and clinical data. In addition, regulatory authorities may request additional information or data that is not readily available. Delays in our ability to respond to such requests would delay, and failure to adequately address concerns would prevent, our commercialization efforts.

Our existing Oncophage data may not support registration or approval in territories outside of Russia, including in the U.S. or Europe. Any additional studies may take years to complete and may fail to support regulatory filings for many reasons. In October 2008, we submitted a MAA to the EMA, requesting conditional authorization of Oncophage in earlier-stage, localized kidney cancer. After its review the CHMP of the EMA adopted a negative opinion on this MAA and subsequently we withdrew our application. We are currently evaluating our options to determine whether and how to proceed with Oncophage in renal cell carcinoma. If we continue to pursue a MAA for Oncophage with the EMA, there is a high level of uncertainty regarding the probability and timing of a favorable outcome. In addition, even if we continue this pursuit, Oncophage may not achieve approval in Europe. Additionally, the FDA has indicated that our Phase 3 clinical trials of Prophage Series R-100 (Oncophage) and M-200 cannot, by themselves, support BLA filings in the studies' indications (renal cell carcinoma and metastatic melanoma). The signals and trends observed in these Phase 3 renal cell carcinoma and melanoma trials are based on data analysis of subgroups of patients, some of which were not pre-specified. While the subgroup data might be suggestive of treatment effect, under current regulatory guidelines the results cannot be expected, alone, to support registration or approval in the United States. Furthermore, regulatory authorities, including the FDA and the EMA, may have varying opinions of our product characterization, preclinical and clinical trial data for our other product candidates, which could delay, limit, or prevent regulatory approval or clearance. Delays or difficulties in obtaining regulatory approvals or clearances for our product candidates may:

- adversely affect the marketing of any products we or our licensees or collaborators develop;
- impose significant additional costs on us or our licensees or collaborators;
- diminish any competitive advantages that we or our licensees or collaborators may attain;
- limit our ability to receive royalties and generate revenue and profits; and
- adversely affect our business prospects and ability to obtain financing.

Delays or failures in our receiving regulatory approval for our product candidates in a timely manner may result in us having to incur additional development expense and subject us to having to secure additional financing. As a result, we will not be able to commercialize them in the timeframe anticipated, and our business will suffer.

New data from our research and development activities and/or resource considerations could modify our strategy and result in the need to adjust our projections of timelines and costs of programs.

Because we are focused on novel technologies, our research and development activities, including our nonclinical studies and clinical trials, involve the ongoing discovery of new facts and the generation of new data, based on which we determine next steps for a relevant program. These developments can occur with varying frequency and constitute the basis on which our business is conducted. We need to make determinations on an ongoing basis as to which of these facts or data will influence timelines and costs of programs. We may not always be able to make such judgments accurately, which may increase the costs we incur attempting to commercialize our product candidates. We monitor the likelihood of success of our initiatives and we may need to discontinue funding of such activities if they do not prove to be commercially feasible, due to our limited resources.

We may need to successfully address a number of technological challenges in order to complete development of our product candidates. Moreover, these product candidates may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities, or other characteristics that may preclude our obtaining regulatory approvals or prevent or limit commercial use.

Failure to enter into significant licensing, distribution and/or collaboration agreements may hinder our efforts to develop and commercialize our product candidates and will increase our need to rely on other financing mechanisms, such as sales of debt or equity securities, to fund our operations.

We have been engaged in efforts to enter into licensing, distribution and/or collaborative agreements with one or more pharmaceutical or biotechnology companies to assist us with development and/or commercialization of our product candidates. If we are successful in entering into such agreements, we may not be able to negotiate agreements with economic terms similar to those negotiated by other companies. We may not, for example, obtain significant upfront payments or substantial royalty rates. If we fail to enter into any such agreements, our efforts to develop and/or commercialize our products or product candidates may be undermined. In addition, if we do not raise funds through any such agreements, we will need to rely on other financing mechanisms, such as sales of debt or equity securities, to fund our operations.

While we have been pursuing these business development efforts for several years, we have not entered into a substantial agreement relating to the potential development or commercialization of Oncophage or any of the other Prophage Series vaccines. Due to the announcements in March 2006 that part I of our Phase 3 trial in renal cell carcinoma did not achieve its primary endpoint in the intent to treat population, and in November 2009 that the CHMP adopted a negative opinion on our MAA, and because companies may be skeptical regarding the potential success of a patient-specific product candidate, many companies may be unwilling to commit to an agreement prior to receipt of additional clinical data, if at all.

In addition, we would consider license and/or co-development opportunities to advance HerpV. This product is at an early stage and collaborative partners or licensees may defer discussions until results from early clinical trials become available, or they may not engage in such discussions at all. Further clinical development of HerpV will require a partner to support its advancement.

Because we rely on collaborators and licensees for the development and commercialization of some of our product candidate programs, these programs may not prove successful, and/or we may not receive significant payments from such parties.

Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing arrangements with academic and corporate collaborators and licensees and by entering into new collaborations. Our success depends on our ability to negotiate such agreements and on the success of the other parties in performing research, preclinical and clinical testing, completing regulatory applications, and commercializing product candidates. For example, the development of Prophage G Series is currently dependent in large part on the efforts of our institutional collaborators, such as the Brain Tumor Research Center at the University of California, San Francisco, which is conducting Phase 2 clinical trials of Prophage Series G-100 and G-200 for the treatment of glioma. In addition, substantially all product candidates containing QS-21 depend on the success of our collaborative partners or licensees, and the Company's relationships with these third parties. Such product candidates depend on the successful and adequate manufacture and/or supply of QS-21, and our collaborators and licensees successfully enrolling patients and completing clinical trials, being committed to dedicating the resources to advance these product candidates, obtaining regulatory approvals, and successfully commercializing product candidates.

These development activities may fail to produce marketable products due to unsuccessful results or abandonment of these programs, failure to enter into future collaborations or license agreements, or the inability to manufacture product supply requirements for our collaborators and licensees. For example, an undisclosed infectious disease Phase 3 program has been discontinued by one of our collaborators, and in August 2006, Pharmexa A/S announced a decision to cease dosing patients in their Phase 2 clinical trial of their HER-2 Protein AutoVac™ breast cancer vaccine containing our QS-21 adjuvant, after it was determined that the trial was unlikely to meet its primary endpoint. Several of our agreements also require us to transfer important rights and regulatory compliance responsibilities to our collaborators and licensees. As a result of collaborative agreements, we will not control the nature, timing, or cost of bringing these product candidates to market. Our collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. They may cease pursuing product candidates or elect to collaborate with different companies. In addition, these collaborators and licensees, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time, we may also become involved in disputes with our collaborators or licensees. Such disputes could result in the incurrence of significant expense, or the termination of collaborations. We may be unable to fulfill all of our obligations to our collaborators, which may result in the termination of collaborations. As a result of these factors, our strategic collaborations may not yield revenue. Furthermore, we may be unable to enter into new collaborations or enter into new collaborations on favorable terms. Failure to generate significant revenue from collaborations would increase our need to fund our operations through sales of debt or equity securities and would negatively affect our business prospects.

If we are unable to purify heat shock proteins we may have difficulty successfully initiating or completing our clinical trials, and, even if we do successfully complete our clinical trials, generating sizable market potential.

Depending on the type and stage of cancer and the patient population, our ability to successfully develop and commercialize the Prophage Series vaccines for a particular cancer depends in part on our ability to purify heat shock proteins from that type of cancer. If we experience difficulties in purifying heat shock proteins for a sufficiently large number of patients in our clinical trials, we may face delays in enrolling sufficient patients and subsequently utilize more internal resources to satisfy enrolment requirements. Manufacturing failures may also lower the probability of a successful analysis of the data from clinical trials and, ultimately, the ability to obtain regulatory approvals. We have successfully manufactured product across many different cancer types, however, the success rate per indication has varied. We have evolved our manufacturing processes to better accommodate a wider range of tumor types. Our current manufacturing technologies have been successful in manufacturing product from approximately 92% of the RCC tumors received and approximately 90% of the tumors received for patients enrolled in our ongoing clinical trials in glioma. We expect to continue to devote resources to allow for a better evaluation of tumor characteristics and screening methods in an attempt to increase manufacturing success rates.

We may encounter problems with other types of cancer or patients, such as pediatric patients, as we expand our research. If we cannot overcome these problems, the number of cancer types that our heat shock protein product candidates could treat would be limited. In addition, if we commercialize our heat shock protein product candidates, we may not be able to replicate past manufacturing success rates and we may face claims from patients for whom we are unable to produce a vaccine.

If we fail to sustain and further build our intellectual property rights, competitors will be able to take advantage of our research and development efforts to develop competing products.

If we are not able to protect our proprietary technology, trade secrets, and know-how, our competitors may use our inventions to develop competing products. We currently have exclusive rights to 73 issued United States patents and 117 issued foreign patents. We also have exclusive rights to 4 pending United States patent applications and 29 pending foreign patent applications. However, our patents may not protect us against our competitors. Our patent positions, and those of other pharmaceutical and biotechnology companies, are generally uncertain and involve complex legal, scientific, and factual questions. The standards which the United States Patent and Trademark Office uses to grant patents, and the standards which courts use to interpret patents, are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, the level of protection, if any, that will be provided by our patents if we attempt to enforce them, and they are challenged, is uncertain. In addition, the type and extent of patent claims that will be issued to us in the future is uncertain. Any patents that are issued may not contain claims that permit us to stop competitors from using similar technology.

Furthermore, the product development timeline for biotechnology products is lengthy and it is possible that our issued patents covering our product candidates in the United States and other jurisdictions may expire prior to commercial launch. In addition, because our patent on QS-21 composition of matter has already expired in virtually all territories, we are limited to protecting certain combinations of QS-21 with other adjuvants or formulations of QS-21 with other agents, e.g., excipients that improve performance of the compound. However, there is no guarantee that a third party would necessarily choose to use QS-21 in combination with such adjuvants or formulate it with the excipients covered by our patents. We are aware of at least one other party that makes a synthetic version of QS-21, claimed by such party to be equivalent in activity to natural QS-21, and has also developed derivatives of QS-21 which have shown biological activity.

In addition to our patented technology, we also rely on unpatented technology, trade secrets, and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We generally require each of our employees, consultants, collaborators, and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting, collaborative, or contractual relationship with us. However, these agreements may not provide effective protection of our technology or information, or in the event of unauthorized use or disclosure, they may not provide adequate remedies.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights, and we may be unable to protect our rights in, or to use, our technology.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask a court to rule that our patents are invalid and should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of our patents. In addition, there is a risk that the court will decide that our patents are not valid and that we do not have the right to stop the other party from using the claimed inventions. There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the other party on the grounds that such other party's activities do not infringe our patents.

We may not have rights under some patents or patent applications related to some of our existing and proposed products or processes. Third parties may own or control these patents and patent applications in the United States and abroad. Therefore, in some cases, such as those described below, in order to develop, use, manufacture, sell, or import some of our existing or proposed products, or develop or use some of our existing or proposed processes, we or our collaborators may choose to seek, or be required to seek, licenses under third-party patents issued in the United States and abroad, or those that might issue from United States and foreign patent applications. In such an event, we likely would be required to pay license fees or royalties or both to the licensor. If licenses are not available to us on acceptable terms, we or our collaborators may not be able to exploit these products or processes.

Furthermore, a third party may claim that we are using inventions covered by such third-party's patents or other intellectual property rights and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. There is a risk that a court would decide that we are infringing the third-party's patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party substantial damages for having violated the other party's patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. Moreover, patent holders sometimes send communications to a number of companies in related fields suggesting possible infringement, and we, like a number of biotechnology companies, have received such communications in the past and may receive others in the future. If we are sued for patent infringement, we would need to demonstrate that our products either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, which we may not be able to do. Proving invalidity, in particular, is difficult, since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

If patent litigation or other proceeding is resolved against us, we or our licensees or collaborators may be enjoined from using, manufacturing, selling, or importing our products or processes without a license from the other party, and we may be held liable for significant damages. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to enter into collaborations with other entities, obtain financing, or compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time and other resources.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to various license agreements under which we receive the right to practice and use important third-party patent rights and we may enter into additional licenses in the future. Our existing licenses impose, and we expect future licenses will impose, various diligence, milestone payment, royalty, insurance, and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

If we fail to retain the services of, and/or maintain positive relations with, key individuals and our employees, we may not be able to achieve our strategic and operational objectives.

Garo H. Armen, Ph.D., the Chairman of our Board of Directors and our Chief Executive Officer, co-founded the Company in 1994 with Pramod K. Srivastava, Ph.D., and has been and continues to be integral to building our company and developing our technology. If Dr. Armen severed his relationship with Agenus, our business may be adversely impacted.

Effective December 1, 2005, we entered into an employment agreement with Dr. Armen. Subject to the earlier termination as provided in the agreement, the agreement had an original term of one year and is automatically extended thereafter for successive terms of one year each, unless either party provides notice to the other at least ninety days prior to the expiration of the original or any extension term. Dr. Armen plays an important role in our day-to-day activities. We do not carry key employee insurance policies for Dr. Armen or any other employee.

Dr. Srivastava currently has a consulting agreement with us pursuant to which he is retained to provide advice and services to Agenus from time to time. This agreement has an initial term ending March 31, 2011.

We also rely greatly on engaging and retaining other highly trained and experienced senior management and scientific and operations personnel and consultants. The competition for these and other qualified personnel in the biotechnology field is intense. In order to reduce our expenses, we have eliminated certain employee benefits, restructured our business, and reduced staffing levels. This restructuring has eliminated any redundancy in skills and capabilities in key areas. If we are not able to attract and retain qualified personnel, we may not be able to achieve our strategic and operational objectives.

We may face litigation that could result in substantial damages and may divert management's time and attention from our business.

Agenus, our Chairman and Chief Executive Officer, Garo H. Armen, Ph.D., and two investment banking firms that served as underwriters in our initial public offering were named as defendants in a federal civil class action lawsuit in the United States District Court for the Southern District of New York. Substantially similar actions were filed concerning the initial public offerings for more than 300 different issuers, and the cases were coordinated for pre-trial purposes as In re Initial Public Offering Securities Litigation, 21 MC 92. The suit alleges that the brokerage arms of the investment banking firms charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the investment banking firms' customers based upon agreements by such customers to purchase additional shares of our stock in the secondary market. The parties have reached a global settlement of the litigation. Under the settlement, the insurers will pay the full amount of settlement share allocated to the defendants, and the defendants will bear no financial liability. Agenus and the other defendants will receive complete dismissals from the case. In October 2009, the Court entered an order granting final approval of the settlement, and subsequently judgment was entered. Various objectors have filed appeals. If for any reason the settlement does not become effective, we believe we have meritorious defenses to the claims and intend to defend the action vigorously. We are unable to predict the likelihood of an unfavorable outcome or estimate our potential liability, if any.

In addition, we may currently be, or may become involved in additional litigation. Any such litigation could be expensive in terms of out-of-pocket costs and management time, and the outcome of any such litigation is uncertain.

Our directors and officers insurance policies provide $30.0 million of coverage. This insurance coverage may not be sufficient to cover us for future claims.

Product liability and other claims against us may reduce demand for our products and/or result in substantial damages.

We face an inherent risk of product liability exposure related to testing our product candidates in human clinical trials and commercial sales of Oncophage in Russia, and may face even greater risks if we sell Oncophage in other territories and/or sell our other product candidates commercially. An individual may bring a product liability claim against us if Oncophage or one of our product candidates causes, or merely appears to have caused, an injury. Product liability claims may result in:

- decreased demand for Oncophage or our product candidates;
- regulatory investigations;
- injury to our reputation;

- withdrawal of clinical trial volunteers;
- costs of related litigation; and
- substantial monetary awards to plaintiffs.

We manufacture the Prophage Series vaccines from a patient's cancer cells, and medical professionals must inject the vaccines into the same patient from which they were manufactured. A patient may sue us if a hospital, a shipping company, or we fail to deliver the removed cancer tissue or that patient's Prophage Series vaccine. We anticipate that the logistics of shipping will become more complex if the number of patients we treat increases and that shipments of tumor and/or Prophage Series vaccines may be lost, delayed, or damaged. Additionally, complexities unique to the logistics of commercial products may delay shipments and limit our ability to move commercial product in an efficient manner without incident. To date, we have obtained transportation insurance coverage for commercial Oncophage being shipped to Russia. We do not have any other insurance that covers loss of or damage to the Prophage Series vaccines or tumor material, and we do not know whether such insurance will be available to us at a reasonable price or at all. We have limited product liability coverage for use of our product candidates. Our product liability policy provides $10.0 million aggregate coverage and $10.0 million per occurrence coverage. This limited insurance coverage may be insufficient to fully cover us for future claims.

If we do not comply with environmental laws and regulations, we may incur significant costs and potential disruption to our business.

We use hazardous, infectious, and radioactive materials, and recombinant DNA in our operations, which have the potential of being harmful to human health and safety or the environment. We store these hazardous (flammable, corrosive, toxic), infectious, and radioactive materials, and various wastes resulting from their use, at our facilities pending use and ultimate disposal. We are subject to a variety of federal, state, and local laws and regulations governing use, generation, storage, handling, and disposal of these materials. We may incur significant costs complying with both current and future environmental health and safety laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Drug Enforcement Agency, the Department of Transportation, the Centers for Disease Control and Prevention, the National Institutes of Health, the International Air Transportation Association, and various state and local agencies. At any time, one or more of the aforementioned agencies could adopt regulations that may affect our operations. We are also subject to regulation under the Toxic Substances Control Act and the Resource Conservation Development programs.

Although we believe that our current procedures and programs for handling, storage, and disposal of these materials comply with federal, state, and local laws and regulations, we cannot eliminate the risk of accidents involving contamination from these materials. Although we have limited pollution liability coverage ($2.0 million) and a workers' compensation liability policy, we could be held liable for resulting damages in the event of an accident or accidental release, and such damages could be substantially in excess of any available insurance coverage and could substantially disrupt our business.

Risks Related to our Common Stock

The unaffiliated holders of certain convertible securities have the right to convert such securities into a substantial percentage of our outstanding common stock.

According to publicly filed documents, Mr. Brad M. Kelley beneficially owns 5,546,240 shares of our outstanding common stock and 31,620 shares of our series A convertible preferred stock. The shares of preferred stock are currently convertible at any time into 2,000,000 shares of common stock at an initial conversion price of $15.81, are non-voting, and carry a 2.5% annual dividend yield. If Mr. Kelley had converted all of the shares of preferred stock on December 31, 2010, he would have held approximately 7% of our outstanding common stock. We currently have a right of first refusal agreement with Mr. Kelley that provides us with limited rights to purchase certain of Mr. Kelley's shares if he proposes to sell them to a third party.

Mr. Kelley's substantial ownership position provides him with the ability to substantially influence the outcome of matters submitted to our stockholders for approval. Furthermore, collectively, Mr. Kelley and Garo Armen, our CEO, control approximately 11% of our outstanding common stock as of December 31, 2010, providing ability, if they vote in the same manner, to determine the outcome of matters submitted to a stockholder vote. If Mr. Kelley were to convert all of his preferred stock into common stock, the combined total would increase to 12%. Additional purchases of our common stock by Mr. Kelley also would increase both his percentage of outstanding voting rights and the percentage combined with our CEO. While Mr. Kelley's shares of preferred stock do not carry voting rights, the shares of common stock issuable upon conversion carry the same voting rights as other shares of common stock.

Our stock may be delisted from the Nasdaq Capital Market, which could affect its market price and liquidity.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol "AGEN." In the event that we fail to satisfy any of the listing requirements, our common stock may be put under review or removed from the listing on the Nasdaq Capital Market.

On March 3, 2011, we were notified by the Listing Qualifications Staff of Nasdaq (the "Staff") indicating that we are not in compliance with the Nasdaq Marketplace Rule 5550(a)(2) (the "Bid Price Requirement") because the bid price for our common stock had closed below the minimum $1.00 per share requirement for 30 consecutive business days. In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until August 30, 2011, to regain compliance with the Bid Price Requirement.

If compliance is not demonstrated within the applicable compliance period, the Staff will notify us that our securities will be delisted from the Nasdaq Capital Market. However, we may appeal the Staff's determination to delist our securities to a Hearings Panel. During any appeal process, shares of our common stock would continue to trade on the Nasdaq Capital Market. There can be no assurance that we will meet the requirements for continued listing on the Nasdaq Capital Market or whether any appeal would be granted by the Hearings Panel.

Provisions in our organizational documents could prevent or frustrate attempts by stockholders to replace our current management.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our Board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, under our certificate of incorporation, our Board of Directors may issue additional shares of preferred stock and determine the terms of those shares of stock without any further action by our stockholders. Our issuance of additional preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our Board of Directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and director nominations and permit only our President or a majority of the Board of Directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering attempts by our stockholders to replace our current management. In addition, Delaware law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our Board of Directors may use this provision to prevent changes in our management. Also, under applicable Delaware law, our Board of Directors may adopt additional anti-takeover measures in the future.

Our stock has historically had low trading volume, and its public trading price has been volatile.

Between our initial public offering on February 4, 2000 and December 31, 2010, and for the year ended December 31, 2010, the closing price of our common stock has fluctuated between $0.30 and $52.63 per share and $0.60 and $1.38 per share, respectively. The average daily trading volume for the year ended December 31, 2010 was approximately 1,103,000 shares. The market may experience significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

- continuing operating losses, which we expect over the next several years as we continue our development activities;
- announcements of decisions made by public officials;
- results of our preclinical studies and clinical trials;
- announcements of new collaboration agreements with strategic partners or developments by our existing collaborative partners;
- announcements of technological innovations, new commercial products, failures of products, or progress toward commercialization by our competitors or peers;
- developments concerning proprietary rights, including patent and litigation matters;
- publicity regarding actual or potential results with respect to product candidates under development; and
- quarterly fluctuations in our financial results.

The sale of a significant number of shares could cause the market price of our stock to decline.

The sale by us or the resale by stockholders of a significant number of shares of our common stock could cause the market price of our common stock to decline. As of December 31, 2010, we had approximately 111,625,000 shares of common stock outstanding. All of these shares are eligible for sale on the Nasdaq Capital Market, although certain of the shares are subject to sales volume and other limitations. We have filed registration statements to permit the sale of approximately 25,437,000 shares of common stock under our equity incentive plan and certain equity plans that we assumed in our acquisitions of Aquila Biopharmaceuticals, Inc. and Aronex Pharmaceuticals, Inc. We have also filed registration statements to permit the sale of 1,000,000 shares of common stock under our employee stock purchase plan, to permit the sale of 450,000 shares of common stock under our Directors' Deferred Compensation Plan, to permit the sale of 49,643,966 shares of common stock pursuant to various private placement agreements. As of December 31, 2010, an aggregate of 39.3 million shares remain available for sale under these registration statements. The market price of our common stock may decrease based on the expectation of such sales.

As of December 31, 2010, options to purchase 7,272,850 shares of our common stock with a weighted average exercise price per share of $2.24 were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to four years following the date of grant. As of December 31, 2010, we have 513,449 nonvested shares outstanding.

Because we are a small public company we believe we have been disproportionately negatively impacted by the Sarbanes-Oxley Act of 2002 and related regulations which have increased our costs in the past and have required additional management resources.

The Sarbanes-Oxley Act of 2002 and rules adopted by the SEC and the Nasdaq have resulted in significant costs to us. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations regarding the required assessment of our internal control over financial reporting, and our independent registered public accounting firm's audit of internal control over financial reporting, have required commitments of significant management time. We expect these commitments to continue. Additionally, these laws and regulations could make it more difficult for us to attract and retain qualified members for our Board of Directors, particularly independent directors, or qualified executive officers.

Our internal control over financial reporting (as defined in Rules 13a-15 of the Securities Exchange Act) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all deficiencies or weaknesses in our financial reporting. While our management has concluded that there were no material weaknesses in our internal control over financial reporting as of December 31, 2010, our procedures are subject to the risk that our controls may become inadequate because of changes in conditions or as a result of a deterioration in compliance with such procedures. No assurance is given that our procedures and processes for detecting weaknesses in our internal control over financial reporting will be effective.

Item 1B. *Unresolved Staff Comments*

We have received no written comments from the staff of the SEC regarding our periodic or current reports that (1) we believe are material, (2) were issued not less than 180 days before the end of our 2010 fiscal year, and (3) remain unresolved.

Item 2. *Properties*

We maintain our corporate offices in Lexington, Massachusetts, in a 162,000 square foot facility under a lease agreement that terminates in August 2013. We have an option to renew this lease for two additional ten-year periods. We have sublet a portion of this facility.

In addition, we leased approximately 40,000 square feet of laboratory, office, and manufacturing space in Framingham, Massachusetts under a lease agreement that terminated in September 2010. We had sublet this entire facility.

We also lease approximately 5,400 square feet in an office building in New York, New York. Our New York lease terminates in April 2012.

We believe substantially all of our property and equipment is in good condition and that we have sufficient capacity to meet our current operational needs. We do not anticipate experiencing significant difficulty in retaining occupancy of any of our manufacturing or office facilities and will do so through lease renewals prior to expiration or through replacing them with equivalent facilities.

Item 3. *Legal Proceedings*

Agenus, our Chairman and CEO, Garo H. Armen, Ph.D., and two investment banking firms that served as underwriters in our initial public offering were named as defendants in a federal civil class action lawsuit in the United States District Court for the Southern District of New York. Substantially similar actions were filed concerning the initial public offerings for more than 300 different issuers, and the cases were coordinated for pre-trial purposes as In re Initial Public Offering Securities Litigation, 21 MC 92. The suit alleges that the brokerage arms of the investment banking firms charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the investment banking firms' customers based upon agreements by such customers to purchase additional shares of our stock in the secondary market. The parties have reached a global settlement of the litigation. Under the settlement, the insurers will pay the full amount of settlement share allocated to the defendants, and the defendants will bear no financial liability. Agenus and the other defendants will receive complete dismissals from the case. In October 2009, the Court entered an order granting final approval of the settlement, and subsequently judgment was entered. Various objectors have filed appeals. If for any reason the settlement does not become effective, we believe we have meritorious defenses to the claims and intend to defend the action vigorously. We are unable to predict the likelihood of an unfavorable outcome or estimate our potential liability, if any.

We may currently be a party, or may become a party, to other legal proceedings, claims and investigations that arise in the ordinary course of business such as, but not limited to, patent, employment, commercial and environmental matters, as well. While we currently believe that the ultimate outcome of any of these proceedings will not have a material adverse effect on our financial position, results of operations, or liquidity, litigation is subject to inherent uncertainty. Furthermore, litigation consumes both cash and management attention.

Item 4. *(Removed and Reserved)*

Executive Officers of the Registrant

Set forth below is certain information regarding our current and certain former executive officers, including their age, as of March 1, 2011:

Name	Age	Title
Garo H. Armen, Ph.D.	58	Chairman of the Board and Chief Executive Officer
Shalini Sharp	36	Vice President and Chief Financial Officer
Christine M. Klaskin	45	Vice President, Finance and Principal Accounting Officer
Karen H. Valentine	39	Vice President and General Counsel
Kerry A. Wentworth	38	Vice President, Clinical, Regulatory & Quality

Garo H. Armen, PhD—Dr. Armen is Chairman and Chief Executive Officer of Agenus Inc., the biotechnology company he co-founded with Pramod Srivastava in 1994. From mid-2002 through 2004, he was Chairman of the Board of Directors for the biopharmaceutical company Elan Corporation, plc. Dr. Armen is also the founder and President of the Children of Armenia Fund, a charitable organization established in 2000 that is dedicated to the positive development of the children and youth of Armenia.

Shalini Sharp—Ms. Sharp is Chief Financial Officer of Agenus Inc. Prior to joining Agenus Inc. in 2003, Ms. Sharp was director of strategic planning at Elan Corporation, plc., where she served as chief of staff to the chairman of the board during the restructuring process and drove to completion a number of strategic corporate and financial transactions. Ms. Sharp was previously a management consultant at McKinsey & Company, specializing in pharmaceuticals and medical devices. Ms. Sharp received her BA and MBA from Harvard University.

Christine M. Klaskin—Christine M. Klaskin is Vice President, Finance and Principal Accounting Officer. Since joining Agenus Inc. in 1996 as finance manager, Ms. Klaskin has held various positions within the finance department and has been involved in all equity and debt offerings of the Company including its IPO. Prior to joining Agenus, Ms. Klaskin was employed by Arthur Andersen as an audit manager. Ms. Klaskin received her Bachelor of Accountancy from The George Washington University.

Karen H. Valentine—Karen Higgins Valentine is Vice President and General Counsel and also serves as Secretary and Chief Compliance Officer of the Company. Prior to joining Agenus Inc. in 2004, Ms. Valentine was an associate in the biotechnology practice of Palmer & Dodge LLP (now Edwards, Angell, Palmer & Dodge LLP). While at the law firm, she provided corporate law services to a broad range of both public and private corporations, and developed an expertise in the areas of licensing and strategic collaborations. Ms. Valentine graduated cum laude with a bachelor's degree in neuroscience from Colgate University, and received her law degree, magna cum laude, from Boston University School of Law.

Kerry A. Wentworth—Kerry Wentworth is Vice President, Clinical, Regulatory & Quality. Before joining Agenus Inc. in 2005, Ms. Wentworth served as senior director of regulatory affairs at Genelabs Technologies, where she was responsible for the business' regulatory and quality functions. There she focused on the late-stage clinical development and subsequent US and European commercial application filings for the company's lead product Prestara™. Prior to Genelabs, Ms. Wentworth held various positions in regulatory affairs at Shaman Pharmaceuticals and at Genzyme Corporation. Ms. Wentworth received a BS in pre-veterinary medicine from the University of New Hampshire.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is currently listed on The Nasdaq Capital Market under the symbol "AGEN."

The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock.

	High	Low
2009		
First Quarter	$0.60	$0.19
Second Quarter	3.34	0.43
Third Quarter	3.11	1.46
Fourth Quarter	2.24	0.63
2010		
First Quarter	1.20	0.60
Second Quarter	1.72	0.70
Third Quarter	1.12	0.73
Fourth Quarter	1.12	0.87

As of March 1, 2011, there were approximately 1,900 holders of record and approximately 25,000 beneficial holders of our common stock.

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, for the future operation and expansion of our business. Any future payment of dividends on our common stock will be at the discretion of our Board of Directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, and other factors that our Board of Directors deems relevant.

Stock Performance

The following graph shows the cumulative total stockholder return on our common stock over the period from December 31, 2005 to December 31, 2010, as compared with that of the Nasdaq Stock Market (U.S. Companies) Index and the Nasdaq Biotechnology Index, based on an initial investment of $100 in each on December 31, 2005. Total stockholder return is measured by dividing share price change plus dividends, if any, for each period by the share price at the beginning of the respective period, and assumes reinvestment of dividends.

This stock performance graph shall not be deemed "filed" with the SEC or subject to Section 18 of the Securities Exchange Act, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act of 1933, as amended (the "Securities Act").

COMPARISON OF CUMULATIVE TOTAL RETURN OF AGENUS INC., NASDAQ STOCK MARKET (U.S. COMPANIES) INDEX AND NASDAQ BIOTECHNOLOGY INDEX



160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
Agenus Inc.
NASDAQ Stock Market (U.S. Companies) Index
NASDAQ Biotechnology Index
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010

	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010
Agenus Inc.	100.00	38.45	42.86	10.08	13.45	21.22
NASDAQ Stock Market (U.S. Companies) Index	100.00	109.52	120.27	71.51	102.89	120.29
NASDAQ Biotechnology Index	100.00	101.02	105.65	92.31	106.74	122.76

Recent Sales of Unregistered Securities

The below listed payments in 2008 relate to compensation to a third-party consultant, Raifarm Limited or its affiliates (collectively, "Raifarm"), for services rendered in relation to the registration and commercialization activities in Russia for Oncophage pursuant to a Master Services Agreement between us and Raifarm, as amended from time to time. The below listed payments in 2010 relate to compensation to a third-party consultant, Hamilton Communications ("Hamilton"), for services rendered in connection with our rebranding effort pursuant to a Services Agreement between us and Hamilton, as amended. The offer, issuance and delivery of the below listed shares of common stock in the manner contemplated by the applicable agreements, did not require registration under Section 5 of the Securities Act because the transactions were exempted transactions under Section 4(2) of the Securities Act. This determination was based upon and assuming the accuracy of representations and warranties we obtained from Raifarm and Hamilton and compliance by Raifarm and Hamilton with the offering and transfer procedures and restrictions described in the applicable agreements and related documents.

Date Issued	Title of Each Class of Security	Amount of Securities Amount Issued	Nature of Transaction Nature of Transaction
Various dates, February – July, 2008	Common Stock, par value $0.01	346,509	Shares issued for services rendered
September 16, 2010	Common Stock, par value $0.01	111,111	Shares issued for services rendered
November 30, 2010	Common Stock, par value $0.01	54,945	Shares issued for services rendered

Information concerning our equity compensation plans is set forth in our Definitive Proxy Statement with respect to our 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year under the heading "Equity Plans," which is incorporated herein by reference.

Item 6. ***Selected Financial Data***

We have derived the consolidated balance sheet data set forth below as of December 31, 2010 and 2009, and the consolidated statement of operations data for each of the years in the three-year period ended December 31, 2010, from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

You should read the selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, and the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Given our history of incurring operating losses, management believes that it is more likely than not that any deferred tax assets will not be realized through future earnings. Therefore, no income tax benefit has been recognized in the consolidated statements of operations because of the loss before income taxes, and the need to recognize a valuation allowance on the portion of our deferred tax assets, which will not be offset by the reversal of deferred tax liabilities (see Note (1) below).

Changes in cash, cash equivalents, and short-term investments, total current assets, total assets, and stockholders' deficit in the periods presented below include the effects of the receipt of net proceeds from our debt offerings, equity offerings, the exercise of stock options and warrants, and employee stock purchases that totaled approximately $11.6 million, $18.7 million, $46.9 million, $4.6 million, and $25.4 million in the years ended December 31, 2010, 2009, 2008, 2007, and 2006, respectively.

	For the Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenue	$ 3,360	$ 3,334	$ 2,651	$ 5,552	$ 692
Operating expenses:					
Cost of goods sold	(123)	—	—	—	—
Research and development	(12,878)	(16,903)	(20,663)	(21,789)	(28,643)
General and administrative	(12,112)	(14,110)	(19,832)	(17,041)	(21,288)
Restructuring costs	—	—	—	—	(1,374)
Loss from operations	(21,753)	(27,679)	(37,844)	(33,278)	(50,613)
Non-operating income	4,680	2,568	12,356	1	141
Interest expense, net	(4,834)	(5,207)	(5,313)	(4,658)	(2,287)
Net loss (1)	(21,907)	(30,318)	(30,801)	(37,935)	(52,759)
Dividends on series A convertible preferred stock	(790)	(790)	(790)	(790)	(790)
Net loss attributable to common stockholders	$(22,697)	$(31,108)	$(31,591)	$(38,725)	$(53,549)
Net loss attributable to common stockholders per common share, basic and diluted	$ (0.23)	$ (0.39)	$ (0.50)	$ (0.83)	$ (1.17)
Weighted average number of shares outstanding, basic and diluted	96,650	79,017	63,249	46,512	45,809

	December 31,				
	2010	2009	2008	2007	2006
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and short-term investments	$ 19,782	$ 30,065	$ 34,463	$ 18,679	$ 40,095
Total current assets	20,854	31,533	35,486	20,782	42,298
Total assets	30,907	45,874	56,822	44,351	72,726
Total current liabilities	5,416	5,355	6,997	8,383	9,078
Long-term debt, less current portion	34,050	49,494	64,126	71,524	68,276
Stockholders' deficit	(14,707)	(16,975)	(20,330)	(41,370)	(10,563)

(1) Given our history of incurring operating losses, no income tax benefit has been recognized in our consolidated statements of operations because of the loss before income taxes, and the need to recognize a valuation allowance on the portion of our deferred tax assets which will not be offset by the reversal of deferred tax liabilities.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

Our current research and/or development activities are focused on developing technologies and product candidates to treat cancers and infectious diseases. Since our inception in March 1994, our activities have primarily been associated with the development of our heat shock protein technology, primarily our lead autologous cancer immunotherapies (formerly referred to as Oncophage), the Prophage Series of cancer vaccines (vitespen; HSPPC-96). The first product derived from the Prophage Series of vaccines (R-100, still referred to in Russia and Europe as Oncophage), represents the only approved treatment for adjuvant or non-metastatic renal cell carcinoma (RCC; kidney cancer) patients at intermediate risk for disease recurrence. In a registry following patients from a large randomized Phase 3 trial in non-metastatic RCC, patients at intermediate risk of recurrence who were in the treatment arm demonstrated an approximately 46 percent lower risk of death compared with those in the control arm ($n = 362$; $P < 0.05$; hazard ratio = 0.54). Phase 2 trials testing the Prophage Series candidates G-100 and G-200 are underway in both newly diagnosed and recurrent glioma, respectively, where promising data has been generated to date. Additional trials are planned in metastatic RCC (R-200) and metastatic melanoma (M-200) in combination with potentially synergistic therapies, as well as in pediatric neurological tumors (NP-150). Our business activities have included product research and development, intellectual property prosecution, manufacturing, regulatory and clinical affairs, corporate finance and development, market development, and support of our collaborations.

We have incurred significant losses since our inception. As of December 31, 2010, we had an accumulated deficit of $584.4 million. Since our inception, we have financed our operations primarily through the sale of equity and convertible notes, interest income earned on cash, cash equivalents, and short-term investment balances, and debt provided through secured lines of credit. We believe that, based on our current plans and activities, our working capital resources at December 31, 2010, anticipated revenues, and the estimated proceeds from our license, supply, and collaborative agreements will be sufficient to satisfy our liquidity requirements through 2011. We expect to attempt to raise additional funds in advance of depleting our current funds. We may attempt to raise additional funds by: (1) licensing technologies or products to one or more collaborative partners, (2) renegotiating third party agreements, (3) completing an outright sale of assets, (4) securing additional debt financing, and/or (5) selling additional equity securities. Satisfying long-term liquidity needs may require the successful commercialization of (1) our product, Oncophage and/or one or more partnering arrangements for Oncophage, (2) vaccines containing QS-21 under development by our licensees, and/or (3) potentially other product candidates, each of which will require additional capital.

In April 2008, the Russian Ministry of Public Health issued a registration certificate for the use of Oncophage for the adjuvant treatment of kidney cancer patients at intermediate risk for disease recurrence and, in September 2008, the Food & Drug Administration ("FDA") granted the necessary permission to allow for the export of Oncophage from the United States for patient administration in Russia. The Russian registration was our first product approval from a regulatory authority, and the first approval of a patient-specific therapeutic cancer vaccine in a major market.

In October 2008, we announced the submission of a marketing authorization application ("MAA") to the European Medicines Agency ("EMA") requesting conditional authorization of Oncophage in earlier-stage, localized kidney cancer. On November 20, 2009 we announced that the Committee for Medicinal Products for Human Use ("CHMP") of the EMA formally adopted a negative opinion on this MAA. Subsequently we withdrew our application and we have been evaluating a variety of options to potentially bring Oncophage to patients and physicians globally. Although we are no longer in active discussions with a potential partner for the European market, we continue to actively seek partnership discussions for multiple products generated from our Prophage Series.

Guidance received from past interaction with the FDA indicated that an additional Phase 3 clinical study must be conducted to demonstrate the efficacy and safety of Oncophage. Because the primary evidence of efficacy comes from a subgroup analysis of the pre-specified primary and secondary endpoints and was not demonstrated in the intent-to-treat population, our Phase 3 renal cell carcinoma trial is likely not sufficient as sole support for product approval based on existing standards in the United States and potentially in other territories.

On March 3, 2011, we were notified by the Listing Qualifications Staff of Nasdaq (the "Staff") indicating that we are not in compliance with the Bid Nasdaq Marketplace Rule 5550(a)(2) (the "Bid Price Requirement") because the bid price for our common stock had closed below the minimum $1.00 per share requirement for 30 consecutive business days. In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until August 30, 2011, to regain compliance with the Bid Price Requirement. If compliance is not demonstrated within the applicable compliance period, the Staff will notify us that our securities will be delisted from the Nasdaq Capital Market. However, we may appeal the Staff's determination to delist our securities to a Hearings Panel. During any appeal process, shares of our common stock would continue to trade on the Nasdaq Capital Market. There can be no assurance that we will meet the requirements for continued listing on the Nasdaq Capital Market or whether any appeal would be granted by the Hearings Panel.

Historical Results of Operations

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Revenue: We generated revenue of $3.4 million and $3.3 million during the years ended December 31, 2010 and 2009, respectively. Revenue includes revenue earned on shipments of QS-21 to our QS-21 licensees, license fees, royalties earned, and in 2010, grants earned and Oncophage sales. In the years ended December 31, 2010 and 2009, we recorded $1.5 million each period from the amortization of deferred revenue related to our QS-21 partnered programs.

Research and Development: Research and development expenses include the costs associated with our internal research and development activities, including compensation and benefits, occupancy costs, clinical manufacturing costs, costs of consultants, and administrative costs. Research and development expense decreased 24% to $12.9 million for the year ended December 31, 2010 from $16.9 million for the year ended December 31, 2009. The decrease included declines of $1.7 million for personnel related expenses and $367,000 for facility related costs primarily due to cost containment efforts, and $1.8 million for various outside services primarily related to the status of our efforts in Russia and other territories.

General and Administrative: General and administrative expenses consist primarily of personnel costs, facility expenses, and professional fees. General and administrative expenses decreased 14% to $12.1 million for the year ended December 31, 2010 from $14.1 million for the year ended December 31, 2009. This decrease is largely attributable to declines of $1.5 million for various outside services primarily relating to the status of our efforts in Russia and other territories, and $145,000 in employee and director noncash share-based compensation expense.

Non-operating Income: Non-operating income of $4.7 million for the year ended December 31, 2010 consists of a net gain of $2.8 million on the extinguishment of a portion of our 2005 Notes and the change in the fair value of our derivative liability since December 31, 2009 of $1.9 million.

Interest Expense: Interest expense decreased to $4.9 million for the year ended December 31, 2010 from $5.3 million for the year ended December 31, 2009. This decrease is related to the repurchase of a portion of our 2005 Notes. Interest on our 2006 Notes is payable semi-annually on December 30 and June 30 in cash or, at our option, in additional notes or a combination thereof. During the years ended December 31, 2010 and 2009, interest expense included $2.6 million and $2.4 million, respectively, paid in the form of additional 2006 Notes.

Interest Income: Interest income decreased 73% to $38,000 for the year ended December 31, 2010 from $137,000 for the year ended December 31, 2009. This decrease is primarily attributable to a decrease in our average cash, cash equivalents and short-term investments balance coupled with declining interest rates earned on our cash, cash equivalents, and short-term investments. Our average interest rate earned decreased from 0.49% for the year ended December 31, 2009 to 0.15% for the year ended December 31, 2010.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenue: We generated revenue of $3.3 million and $2.7 million during the years ended December 31, 2009 and 2008, respectively. Revenue includes revenue earned on shipments of QS-21 to our QS-21 licensees, license fees, and royalties earned. In the years ended December 31, 2009 and 2008, we recorded $1.5 million each period from the amortization of deferred revenue related to our QS-21 partnered programs.

Research and Development: Research and development expenses include the costs associated with our internal research and development activities, including compensation and benefits, occupancy costs, clinical manufacturing costs, costs of consultants, and administrative costs. Research and development expense decreased 18% to $16.9 million for the year ended December 31, 2009 from $20.7 million for the year ended December 31, 2008. The decrease included declines of $1.5 million for personnel related expenses and $241,000 for facility related costs primarily due to cost containment efforts, and $1.5 million for various outside services primarily related to the status of our efforts in Russia and other territories.

General and Administrative: General and administrative expenses consist primarily of personnel costs, facility expenses, and professional fees. General and administrative expenses decreased 29% to $14.1 million for the year ended December 31, 2009 from $19.8 million for the year ended December 31, 2008. This decrease is largely attributable to declines of $2.3 million for various outside services primarily relating to the status of our efforts in Russia and other territories, $1.5 million in personnel related expenses due to cost containment efforts, $1.0 million in employee and director noncash share-based compensation expense and a $332,000 decrease in our foreign currency exchange loss.

Non-operating Income: Non-operating income of $2.6 million for the year ended December 31, 2009 consists primarily of a gain on the extinguishment of a portion of our 2005 Notes.

Interest Expense: Interest expense decreased to $5.3 million for the year ended December 31, 2009 from $6.3 million for the year ended December 31, 2008. This decrease is related to the repurchase of a portion of our 2005 Notes during the fourth quarter of 2008 and the second quarter of 2009. Interest on our 2006 Notes is payable semi-annually on December 30 and June 30 in cash or, at our option, in additional notes or a combination thereof. During the years ended December 31, 2009 and 2008, interest expense included $2.4 million and $2.2 million, respectively, paid in the form of additional 2006 Notes.

Interest Income: Interest income decreased 86% to $137,000 for the year ended December 31, 2009 from $966,000 for the year ended December 31, 2008. This decrease is primarily attributable to a decrease in our average cash, cash equivalents and short-term investments balance coupled with declining interest rates earned on our cash, cash equivalents, and short-term investments. Our average interest rate earned decreased from 2.4% for the year ended December 31, 2008 to 0.49% for the year ended December 31, 2009.

Research and Development Programs

Prior to 2002, we did not track costs on a per project basis, and therefore have estimated the allocation of our total research and development costs to our largest research and development programs for that time period. During 2010, these research and development programs consisted largely of our Prophage Series vaccines and QS-21, as indicated in the following table (in thousands).

Research and Development Program	Product	Year Ended December 31, 2010	2009	2008	Prior to 2008	Total
Heat shock proteins for cancer	Prophage Series Vaccines	$10,960	$15,309	$17,156	$238,426	$281,851
Heat shock proteins for infectious diseases	HerpV	644	262	1,377	16,071	18,354
Vaccine adjuvant *	QS-21	1,185	1,071	648	9,500	12,404
Other research and development programs		89	261	1,482	31,695	33,527
Total research and development expenses		$12,878	$16,903	$20,663	$295,692	$346,136

* Prior to 2000, costs were incurred by Aquila Biopharmaceuticals, Inc., a company we acquired in November 2000.

Research and development program costs include compensation and other direct costs plus an allocation of indirect costs, based on certain assumptions and our review of the status of each program. Our Prophage Series vaccines are in various stages of development as described below. Significant additional expenditures will be required if we start new trials, encounter delays in our programs, apply for regulatory approvals, continue development of our technologies, expand our operations, and/or bring our product candidates to market. The eventual total cost of each clinical trial is dependent on a number of factors such as trial design, length of the trial, number of clinical sites, and number of patients. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive, and uncertain. Because the further development of our Prophage Series vaccines is subject to evaluation and uncertainty, and because HerpV is an early-stage clinical development candidate and generally on hold due to cost-containment efforts, we are unable to reliably estimate the cost of completing our research and development programs, the timing of bringing such programs to various markets, and, therefore, when, if ever, material cash inflows are likely to commence. Programs involving QS-21 depend on our collaborative partners or licensees successfully completing clinical trials, successfully manufacturing QS-21 to meet demand, obtaining regulatory approvals and successfully commercializing product candidates containing QS-21.

Product Development Portfolio

Prophage Series of Cancer Vaccines

We started enrolling patients in our first clinical trial studying a Prophage Series vaccine at Memorial Sloan-Kettering Cancer Center in New York, New York in November 1997. To date, we have treated nearly 850 cancer patients in our clinical trials. Because Prophage Series vaccines are novel therapeutic vaccines that are patient-specific, meaning derived from the patient's own tumor, they are experiencing a long development process and high development costs, either of which could delay or prevent our commercialization efforts. For additional information regarding regulatory risks and uncertainties, please read the risks identified under Part I-Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

We believe that the collective results from our clinical trials thus far show that the Prophage Series vaccines have a favorable safety profile. We also believe that available results from clinical trials suggest that treatment with Prophage Series vaccines can generate immunological and anti-tumor responses.

We initiated a Phase 3, multicenter, international trial for non-metastatic RCC into which the first patient was randomized in February 2001. As announced on March 24, 2006, the trial did not reach statistical significance in its primary endpoint of recurrence-free survival in the total patient population, though a positive trend was observed. During the protocol design process in 1999 and 2000, key opinion leaders were consulted, and the non-metastatic RCC patient population designated for enrollment in the trial was thought to be a relatively uniform group. In 2006, the Eastern Cooperative Oncology Group ("ECOG") initiated a trial in adjuvant RCC with sorafenib and sunitinib that stratified their patient population into intermediate-risk, high-risk, and very high-risk recurrence categories. Using these ECOG defined criteria, analysis of the intermediate risk patients (362 of the 604 eligible patients) in the trial showed a statistically significant difference in recurrence-free survival in favor of the Oncophage arm. In part because the intermediate-risk category was not prospectively delineated prior to the trial's initiation, the FDA has indicated that, by itself, part I of our Phase 3 clinical trial in renal cell carcinoma is not sufficient to support a biologics license application ("BLA") filing.

We opened a subsequent protocol that continued to follow patients from this trial in the format of a registry in order to collect overall survival information, as well as investigator reports of disease recurrence. The registry, which is expected to provide additional data on the effectiveness of the vaccine, followed patients until March 2010, an additional three years from closure of the initial trial, providing more than five years of data collection following the enrollment of the last patient in the trial. Final analysis of this data is in process. At the 2009 American Society of Clinical Oncology ("ASCO") annual meeting, we announced results of an interim analysis from the ongoing global patient survival registry, which showed that patients with kidney cancer at intermediate risk of disease recurrence demonstrated an approximately 46 percent lower risk of death in the treatment arm compared with the control arm (n = 362; $P < 0.05$; hazard ratio = 0.54).

In addition to the patient registry, patient enrollment has commenced into a small study in non-metastatic RCC to assess immune response in the intermediate-risk patient population. The results of this study, continued data collection through the survival registry, and ongoing analysis are uncertain, and may not positively affect the acceptability of the overall results of the trial and, even if clinically meaningful, may not meet the requirements of the FDA or other regulatory authorities for submission and approval of a marketing application or similar applications for product approval outside the United States.

In April 2008, the Russian Ministry of Public Health issued a registration certificate for the use of Oncophage for the treatment of kidney cancer patients at intermediate risk for disease recurrence. Because, among other things, we have limited resources and minimal sales and marketing experience, commercialization of Oncophage has been slow, and only modest sales of Oncophage in Russia have occurred during the year ended December 31, 2010. The Russian registration was our first product approval from a regulatory authority, and the first approval of a patient-specific therapeutic cancer vaccine in a major market. Since this approval we have been focusing our efforts in Russia on securing one or more distribution and/or partnering arrangements and related commercialization activities. The amount of any future revenue generated from the sale of Oncophage in Russia will depend on our ability to successfully execute on these efforts and identify and obtain adequate reimbursement, as well as on decisions of physicians and patients, among other factors. Furthermore, we may experience significant delays in the receipt of payment for Oncophage, or an inability to collect payments at all.

In October 2008, we announced the submission of a MAA to the EMA requesting conditional authorization of Oncophage in earlier-stage, localized kidney cancer. On November 20, 2009, we announced that the CHMP of the EMA formally adopted a negative opinion on this MAA. Subsequently we withdrew our application and have been evaluating a variety of options to potentially bring Oncophage to patients and physicians globally. Although we are no longer in active discussions with a potential partner for the European market, we continue to actively seek partnership discussions for multiple products generated from our portfolio of Prophage Series vaccines.

A Phase 2 clinical trial with Prophage Series G-200 vaccine in recurrent, high-grade glioma is currently ongoing. This study is being led by the Brain Tumor Research Center at the University of California, San Francisco ("UCSF"), with grants from the American Brain Tumor Association and the National Cancer Institute

Special Programs of Research Excellence. Phase 1 results, presented at the Society for Neuro-Oncology Annual Meeting Conference in November 2008, showed that vaccination following brain cancer surgery increased overall median survival to approximately 10.5 months, with four patients surviving beyond 12 months and one patient surviving almost 2.5 years. The study also showed that all 12 treated patients demonstrated a significant immune response after vaccination with G-200 ($P < 0.001$) and that patients with minimal residual disease at time of first vaccination (n = 7) were more likely to survive beyond nine months compared with patients with significant residual disease.

The study, which is designed to enroll approximately 50 patients, has expanded to include New York-Presbyterian Hospital/Columbia University Medical Center and University Hospitals/Case Western Reserve. Interim data was presented at the Society for Neuro-Oncology meeting in October 2009, which showed a median survival of 10.1 months in the first 20 patients treated with G-200, and that to date six patients (30 percent) had survived at or beyond 12 months. This early data shows an improvement in overall survival over the previous long-standing historical median survival of 6.5 months, and is also slightly favorable to the recently reported median survival of 9.2 months with Avastin® (bevacizumab) in patients with recurrent high-grade glioma. In May 2010, data presented at the International Conference on Brain Tumor Research and Therapy suggested that vaccination with this candidate may improve overall survival in patients with recurrent high-grade glioma. An overall median survival of 44 weeks after tumor resection was observed. Approximately 70% of the evaluable patients survived beyond 36 weeks, and 41% survived up to or longer than one year. Additional data from this trial will be reported by mid-2011. UCSF also initiated an additional Phase 2 clinical trial in newly diagnosed glioma testing Prophage Series G-100 vaccine in combination with Temodar® (temozolomide). This trial is currently enrolling, with a target of 50 patients. Based on promising trends to date, this trial is being expanded to include up to 10 clinical sites.

QS-21

QS-21 Stimulon® adjuvant is an adjuvant, or a substance added to a vaccine or other immunotherapy, that is intended to enhance immune response. The key licensees of QS-21 are GSK and JANSSEN Alzheimer Immunotherapy. There are 14 vaccines containing QS-21 in clinical development, including four in Phase 3 testing for malaria, melanoma, non-small cell lung cancer and shingles. The first products containing QS-21 are expected to be launched in the 2013-2014 timeframe. The pipeline of product candidates containing QS-21 is extraordinarily diverse, encompassing prophylactic as well as therapeutic vaccines for infectious diseases, multiple cancer types, and Alzheimer's disease. The Company does not incur clinical development costs for these products and is generally reimbursed for any related expenses by its licensees.

In return for rights to use QS-21, our licensees have generally agreed to pay us license fees, manufacturing payments, milestone payments, and royalties on product sales for a minimum of 10 years after commercial launch. In addition to our corporate licensing arrangements, we have developed a number of academic collaborations to test new vaccine concepts and products containing QS-21. From time to time our collaborators or licensees initiate and/or cease programs containing QS-21. For example, an undisclosed infectious disease Phase 3 program was recently discontinued by one of our collaborators.

On January 16, 2009, we entered into an Amended and Restated Manufacturing Technology Transfer and Supply Agreement, under which GSK has the right to manufacture all of its requirements of commercial grade QS-21. GSK is obligated to supply us (or our affiliates, licensees, or customers) certain quantities of commercial grade QS-21 for a stated period of time. We understand that QS-21 is a key component included in several of GSK's proprietary adjuvant systems and that a number of GSK's vaccine candidates currently under development are formulated using adjuvant systems containing QS-21. GSK has initiated Phase 3 studies evaluating its investigational MAGE-A3 Antigen-Specific Cancer Immunotherapeutic containing QS-21 in non-small cell lung cancer and melanoma. GSK has also initiated a Phase 3 clinical trial in malaria and a Phase 3 clinical trial in shingles. Revenues recognized with respect to this agreement were $1.3 million for each of the years ended December 31, 2010 and 2009.

Elan Pharmaceuticals, Inc. and/or its affiliates ("Elan") had a commercial license for the use of QS-21 in the research and commercialization of products. Effective September 14, 2009, we entered into an Amended and Restated License Agreement ("Amended License Agreement") with Elan. On September 17, 2009, the Amended License Agreement was assigned to JANSSEN Alzheimer Immunotherapy. Under the terms of the Amended License Agreement assigned to JANSSEN Alzheimer Immunotherapy, they will have the right to develop, make, have made, use, sell, offer for sale, import, and have sold, the Alzheimer's disease vaccine that contains QS-21 ("Licensed Product"). In addition, pursuant to the terms of the Amended License Agreement, JANSSEN Alzheimer Immunotherapy has the right to manufacture all of its requirements of QS-21 for use in the Licensed Product and we have no further supply obligations. Under the terms of the Amended License Agreement, we are entitled to receive future milestone payments and product royalties in the event of the successful development of the Licensed Product. In 2007, Elan initiated a Phase 2 study of their vaccine. Revenues recognized with respect to this agreement were $160,000 in the year ended December 31, 2010.

Liquidity and Capital Resources

We have incurred annual operating losses since inception, and we had an accumulated deficit of $584.4 million as of December 31, 2010. We expect to incur significant losses over the next several years as we continue our clinical trials, apply for regulatory approvals, prepare for commercialization, and continue development of our technologies. Since our inception, we have financed our operations primarily through the sale of equity and convertible notes, interest income earned on cash, cash equivalents, and short-term investment balances, and debt provided through secured lines of credit. From our inception through December 31, 2010, we have raised aggregate net proceeds of $506.3 million through the sale of common and preferred stock, the exercise of stock options and warrants, proceeds from our employee stock purchase plan, and the issuance of convertible notes, and borrowed $20.5 million under two credit facilities. During February 2010, we entered into an At the Market Sales Agreement with McNicoll, Lewis & Vlak LLC and Wm Smith & Co (the "Sales Agents") under which we may sell an aggregate of up to 20 million shares of our common stock from time to time through the Sales Agents. To date we have issued approximately 7.0 million shares of our common stock in at the market offerings through the Sales Agents and raised net proceeds of approximately $8.8 million after deducting offering costs of approximately $331,000. As of December 31, 2010, we had debt outstanding of $34.9 million in principal, including $34.7 million in principal of our 2006 Notes maturing August 31, 2014 and $100,000 in principal of our 2005 Notes maturing February 20, 2025. The 2005 Notes are subject to redemption at the option of the holders or us beginning February 1, 2012.

Our cash, cash equivalents, and short-term investments at December 31, 2010 were $19.8 million, a decrease of $10.3 million from December 31, 2009. Based on our current plans and activities, we anticipate that our net cash burn (defined as cash used in operating activities plus capital expenditures and dividend payments) will be in the $16-$18 million range for the year ending December 31, 2011. In addition, we hope to generate royalties from our QS-21 product in the 2013-2014 timeframe.

We believe that, based on our current plans and activities, our working capital resources at December 31, 2010, anticipated revenues, and the estimated proceeds from our license, supply, and collaborative agreements will be sufficient to satisfy our liquidity requirements into 2012. We closely monitor our cash needs. We continue to monitor the likelihood of success of our key initiatives and are prepared to discontinue funding of such activities if they do not prove to be commercially feasible. In addition, we will continue to adjust other spending as needed in order to preserve liquidity. We expect to attempt to raise additional funds in advance of depleting our current funds. In order to fund our operations through 2011 and beyond, we will need to contain costs and raise additional funds. We may attempt to raise additional funds by: (1) licensing technologies or products to one or more collaborative partners, (2) renegotiating third party agreements, (3) completing an outright sale of selected assets, (4) securing additional debt financing, and/or (5) selling additional equity securities. Our ability to successfully enter into any such arrangements is uncertain, and if funds are not available, or not available on terms acceptable to us, we may be required to revise our planned clinical trials, other development activities, capital expenditures, and/or the scale of our operations. As noted above, we expect to attempt to raise additional funds in advance of depleting our current funds; however, we may not be able to raise funds or raise amounts sufficient to meet the long-term needs of the business. Satisfying long-term liquidity needs may require the successful commercialization of Oncophage and/or one or more partnering arrangements for our other Prophage Series vaccines, successful commercialization of vaccines containing QS-21 under development by our licensees, and potentially successful commercialization of other product candidates, each of which will require additional capital, as discussed above. Please see the "Forward-Looking Statements" section and the risks highlighted under Part I-Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

Our future cash requirements include, but are not limited to, efforts to make Oncophage available in Russia and other jurisdictions we are currently exploring, as well as supporting our clinical trial and regulatory efforts and continuing our other research and development programs. Since inception, we have entered into various agreements with institutions and clinical research organizations to conduct and monitor our clinical studies. Under these agreements, subject to the enrollment of patients and performance by the applicable institution of certain services, we have estimated our payments to be $47.2 million over the term of the studies. Through December 31, 2010, we have expensed $46.5 million as research and development expenses and $46.3 million has been paid related to these clinical studies. The timing of expense recognition and future payments related to these agreements is subject to the enrollment of patients and performance by the applicable institution of certain services.

We have also entered into sponsored research agreements related to our product candidates that required payments of $6.5 million, all of which has been paid as of December 31, 2010. We plan to enter into additional sponsored research agreements, and we anticipate significant additional expenditures will be required to advance our clinical trials, apply for regulatory approvals, continue development of our technologies, and bring our product candidates to market. Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing collaborative arrangements with academic and collaborative partners and licensees and by entering into new collaborations. As a result of our collaborative agreements, we will not completely control the efforts to attempt to bring those product candidates to market. We have various agreements, for example, with collaborative partners and/or licensees, which allow the use of our QS-21 adjuvant in numerous vaccines. These agreements grant exclusive worldwide rights in some fields of use and co-exclusive or non-exclusive rights in others. These agreements generally provide us with rights to manufacture and supply QS-21 to the collaborative partner or licensee and also call for royalties to be paid to us on future sales of licensed vaccines that include QS-21, which may or may not be achieved. Significant investment in manufacturing capacity could be required if we were to retain our manufacturing and supply rights.

Net cash used in operating activities for the year ended December 31, 2010 and 2009 was $14.8 million and $24.2 million, respectively. We continue to support and develop our QS-21 partnering collaborations, with the goal of generating royalties from this product in the 2013-2014 timeframe. Our future ability to generate cash from operations will depend on achieving regulatory approval of our product candidates, and market acceptance of Oncophage and our product candidates, achieving benchmarks as defined in existing collaborative agreements, and our ability to enter into new collaborations. Please see the "Forward-Looking Statements" section and the risks highlighted under Part I-Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

The table below summarizes our contractual obligations as of December 31, 2010 (in thousands).

		Payments Due by Period			
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Long-term debt (1)	$46,542	$ 207	$ 103	$46,232	$—
Operating leases	5,771	2,224	3,547	—	—
Total	$52,313	$2,431	$3,650	$46,232	$—

(1) Assumes the 2006 Notes are not converted and are paid in 2014. In certain circumstances, the 2006 Notes could be converted before then. Also includes fixed interest payments, some of which may be paid in kind, and assumes that the 2005 Notes are not converted and are paid on February 1, 2012. In certain

circumstances, the 2005 Notes could be converted before then. In addition, the holders of the 2005 Notes can require us to purchase debt from them at certain dates between 2012 and 2020. If the 2005 Notes are not converted and we are not required to purchase the debt, the 2005 Notes mature on February 1, 2025. If the 2005 Notes were outstanding until maturity, there would be additional interest payments of $68,000 for the period 2012 through 2025.

Effective July 19, 2002, we sublet part of our Framingham facility to GTC Biotherapeutics, Inc. ("GTC") and we leased related leasehold improvements and equipment under agreements that were to expire on December 31, 2006. GTC exercised its option to extend this lease until September 2010, the date our original lease expired. Under the terms of our original lease, we were obligated to pay our landlord approximately 7% of our rental income. Effective March 17, 2004, we sublet an additional part of our Framingham facility to PP Manufacturing, whose lease also expired in September 2010. Since September 30, 2010, we are no longer a party to any lease or subleasing arrangements for this facility. Effective July 30, 2010, we sublet part of our Lexington facility to Cubist Pharmaceuticals, Inc. whose lease expires in July 2012. Our Lexington facility and New York office leases expire August 2013 and April 2012, respectively.

We are currently involved in certain legal proceedings as detailed in Item 3 above and Note 16 of the notes to our consolidated financial statements. While we currently believe that the ultimate outcome of any of these proceedings will not have a material adverse effect on our financial position, results of operations, or liquidity, litigation is subject to inherent uncertainty. Furthermore, litigation consumes both cash and management attention.

Inflation

We believe that inflation has not had a material adverse effect on our business, results of operations, or financial condition to date.

Related Parties

In March 1995, we entered into a consulting agreement with Dr. Pramod Srivastava, our scientific founder and a former member of our Board of Directors, and upon its expiration in March 2006, we entered into a new consulting agreement, effective March 28, 2006, with Dr. Srivastava. The agreement has an initial term ending March 31, 2011. In exchange for the timely performance of services, as defined in the agreement, Dr. Srivastava is entitled to receive compensation to be established by the Compensation Committee of the Agenus Board of Directors. For the twelve-month period ending March 31, 2011, Dr. Srivastava will receive $50,000. Dr. Srivastava is also eligible to receive an annual bonus and stock options at the discretion of the Compensation Committee of our Board of Directors. During the year ended December 31, 2009, we paid Dr. Srivastava an additional $50,000 for his work related to our MAA submitted to the EMEA.

On January 9, 2008, we entered into a private placement agreement (the "January 2008 private placement") that included (i) 8,708,717 shares of common stock, (ii) warrants to acquire up to 8,708,717 shares of common stock at $3.00 per share, and (iii) unit warrants, which, if exercisable due to a triggering event as that term is defined in the applicable warrant, permit a holder to acquire up to 8,708,717 shares of common stock at $3.00 per share and warrants to acquire up to an additional 8,708,717 shares of common stock at $3.00 per share. In conjunction with this private placement, we sold 542,050 shares of common stock to Garo H. Armen, Ph.D., our Chairman and Chief Executive Officer, and 1,166,667 shares of common stock to Armen Partners LP. Garo H. Armen is the general partner of Armen Partners LP and owns a controlling interest therein. In addition to the common stock acquired by Garo H. Armen and Armen Partners LP, each acquired an equal number of both warrants and unit warrants. The unit warrants expired January 9, 2010.

Critical Accounting Policies and Estimates

The SEC defines "critical accounting policies" as those that require the application of management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base those estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

The following listing is not intended to be a comprehensive list of all of our accounting policies. Our significant accounting policies are described in Note 2 of the notes to our consolidated financial statements. In many cases, the accounting treatment of a particular transaction is dictated by U.S. generally accepted accounting principles, with no need for our judgment in its application. There are also areas in which our judgment in selecting an available alternative would not produce a materially different result. We have identified the following as our critical accounting policies.

Share-Based Compensation

In accordance with the fair value recognition provisions of ASC 718, *Compensation—Stock Compensation*, we recognize share-based compensation expense net of an estimated forfeiture rate and only recognize compensation expense for those share-based awards expected to vest. Compensation expense is recognized on a straight-line basis over the requisite service period of the award.

Stock options granted to certain non-employees have been accounted for based on the fair value method of accounting in accordance with ASC 505-50, *Equity- Equity-Based Payments to Non-Employees*. As a result, the noncash charge to operations for non-employee options with vesting or other performance criteria is affected each reporting period, until the non-employee options vest, by changes in the fair value of our common stock. Under the provisions of ASC 505-50, the change in fair value of vested options issued to non-employees is reflected in the statement of operations each reporting period, until the options are exercised or expire.

Determining the appropriate fair value model and calculating the fair value of share-based awards requires the use of highly subjective assumptions, including the expected life of the share-based awards and stock price volatility. The assumptions used in calculating the fair value of share-based awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, if our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period. See Note 10 of the notes to our consolidated financial statements for a further discussion on share-based compensation.

Fair Value Accounting—Derivative Liability

As a result of the adoption of certain guidance within ASC 815-40, *Derivatives and Hedging- Contracts In Entity's Own Equity*, as of January 1, 2009, the conversion feature embedded in our 2006 Notes is treated as a derivative and recorded at its fair value, with period to period changes in the fair value recorded as a gain or loss in our consolidated statement of operations.

We measure fair value based on a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. Our derivative liability is valued based on significant unobservable inputs.

Revenue Recognition

Revenue for services under research and development contracts are recognized as the services are performed, or as clinical trial materials are provided. Non-refundable milestone payments that represent the completion of a separate earnings process are recognized as revenue when earned. License fees and royalties are recognized as they are earned. Revenue recognized from collaborative agreements is based upon the provisions of Accounting Standards Codification ("ASC") 605-25, *Revenue Recognition—Multiple Element Arrangements*.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") revised authoritative guidance on multiple-deliverable revenue arrangements providing a greater ability to separate and allocate arrangement consideration in a multiple element revenue arrangement by requiring the use of estimated selling prices to allocate arrangement consideration if neither vendor-specific objective evidence nor third party evidence of selling price is available, thereby eliminating the use of the residual method of allocation. The revised guidance also requires expanded qualitative and quantitative disclosures surrounding multiple deliverable revenue arrangements. This guidance is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. Early adoption is permitted. We will evaluate the impact of this standard on future revenue arrangements that we may enter into.

In April 2010, the FASB codified the consensus reached in Emerging Issues Task Force Issue No. 08-09, "Milestone Method of Revenue Recognition" issuing Accounting Standard Update ("ASU") No. 2010-17 *Milestone Method of Revenue Recognition*, to limit the scope of this ASU to research or development arrangements and require that guidance in this ASU be met for an entity to apply the milestone method (which allows entities to record the milestone payment in its entirety in the period achieved). However, the FASB clarified that, even if the requirements in this ASU are met, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The ASU was effective for periods beginning on or after June 15, 2010. Early application was permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods was also permitted. We will evaluate the impact of this standard on future revenue arrangements that we may enter into.

In January 2010, the FASB issued ASU No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements"* ("ASU 2010-06"). ASU 2010-06 requires new disclosures regarding significant transfers in and out of Levels 1 and 2 fair value measurements, as well as information about activity in Level 3 fair value measurements, including presenting information about purchases, sales, issuances and settlements on a gross versus a net basis in the Level 3 activity roll forward. In addition, ASU 2010-06 also clarifies existing disclosures regarding input and valuation techniques, as well as the level of disaggregation for each class of assets and liabilities. ASU No. 2010-06 was effective for interim and annual periods beginning after December 15, 2009, except for the disclosures pertaining to purchases, sales, issuances and settlements in the roll forward of Level 3 activity; those disclosures are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 had no current impact and is expected to have no subsequent impact on our consolidated financial position, results of operations or cash flows. Required disclosure requirements of ASU 2010-06 have been included in Note 15 to our consolidated financial statements.

In December 2010, the FASB issued additional guidance on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The criteria for evaluating Step 1 of the goodwill impairment test and proceeding to Step 2 was amended for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Upon adoption of the amended guidance, any impairment will be recorded as an adjustment to beginning retained earnings. We are currently evaluating the impact of adoption on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

In the normal course of business, we are exposed to fluctuations in interest rates as we seek debt financing and invest excess cash. We are also exposed to foreign currency exchange rate fluctuation risk related to our transactions denominated in foreign currencies. We do not currently employ specific strategies, such as the use of derivative instruments or hedging, to manage these exposures. Our currency exposures vary, but are primarily concentrated in the Euro. During the year ended December 31, 2010, there has been no material change with respect to our interest rate and foreign currency exposures or our approach toward those exposures. However, we are exploring possible commercialization of Oncophage outside of the U.S., which could result in increased foreign currency exposure.

The information below summarizes our market risks associated with debt obligations as of December 31, 2010. Fair value included herein has been estimated taking into consideration the nature and terms of each instrument and the prevailing economic and market conditions at December 31, 2010. The table presents principal payments by year of maturity based on the terms of the debt (in thousands).

	Estimated Fair Value (2)	Outstanding Principal Amount December 31, 2010	Year of Maturity		
			2011	2012	2014
Long-term debt (1)	$30,829	$34,916	$146	$100	$34,670

(1) Fixed interest rates range from 5.25% to 8%. The above table is based on the assumptions that future interest on the 2006 Notes is paid in cash and that these notes are not converted at maturity August 31, 2014. In certain circumstances, the 2006 Notes could be converted before then. In addition, the table is based on the assumption that the 2005 Notes are redeemed on February 1, 2012. In certain circumstances, the 2005 Notes could be converted on or before February 1, 2012. The note holders of our 2005 Notes can require us to redeem debt at certain dates between 2012 and 2020. If the 2005 Notes are not converted and we are not required to purchase the notes, they mature on February 1, 2025.

(2) The estimated fair value of our long-term debt was derived by evaluating the nature and terms of each note and considering the prevailing economic and market conditions at the balance sheet date. In addition, the fair value of our 2005 Notes was estimated based on the most recent market transactions.

We had cash and cash equivalents at December 31, 2010 of $19.8 million, which are exposed to the impact of interest and foreign currency exchange rate changes, and our interest income fluctuates as interest rates change. Due to the short-term nature of our investments in money market funds, our carrying value approximates the fair value of these investments at December 31, 2010, however, we are subject to investment risk.

We invest our cash, cash equivalents, and short-term investments in accordance with our Investment Policy. The primary objectives of our Investment Policy are to preserve principal, maintain proper liquidity to meet operating needs, and maximize yields. We review our Investment Policy annually and amend it as deemed necessary. Currently, the Investment Policy prohibits investing in any structured investment vehicles and asset-backed commercial paper. Although our investments are subject to credit risk, our Investment Policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer, or type of investment. Our investments are also subject to interest rate risk and will decrease in value if market interest rates increase. However, due to the conservative nature of our investments and relatively short duration, interest rate risk is mitigated. We do not invest in derivative financial instruments. Accordingly, we do not believe that there is currently any material market risk exposure with respect to derivative or other financial instruments that would require disclosure under this item.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Agenus Inc.:

We have audited the accompanying consolidated balance sheets of Agenus Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agenus Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agenus Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2011, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 14 to the consolidated financial statements, in 2009 the Company retrospectively changed its method of accounting for certain convertible debt instruments that may be settled in cash upon conversion due to the adoption of new accounting requirements issued by the FASB. In addition, as discussed in Note 14 to the consolidated financial statements, the Company changed its method of evaluating when adjustment features within contracts are considered to be equity–indexed due to the adoption of new accounting requirements issued by the FASB, as of January 1, 2009.

/s/ KPMG LLP

Boston, Massachusetts
March 16, 2011

AGENUS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS		
Cash and cash equivalents	$ 19,781,976	$ 20,066,817
Short-term investments	—	9,998,294
Inventories	26,432	324,035
Accounts receivable	35,000	—
Prepaid expenses	704,744	751,960
Other current assets	306,008	391,723
Total current assets	20,854,160	31,532,829
Plant and equipment, net of accumulated amortization and depreciation of $24,993,225 and $28,612,631 at December 31, 2010 and 2009, respectively	6,194,465	8,891,124
Goodwill	2,572,203	2,572,203
Core and developed technology, net of accumulated amortization of $10,443,247 and $9,753,106 at December 31, 2010 and 2009, respectively	—	1,319,523
Debt issuance costs, net of accumulated amortization of $1,270,492 and $1,139,807 at December 31, 2010 and 2009, respectively	29,841	293,575
Other long-term assets	1,255,990	1,264,833
Total assets	$ 30,906,659	$ 45,874,087
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current portion, long-term debt	$ 146,061	$ 146,061
Current portion, deferred revenue	1,540,385	1,501,902
Accounts payable	698,554	895,338
Accrued liabilities	2,684,609	2,597,056
Other current liabilities	346,314	214,591
Total current liabilities	5,415,923	5,354,948
Convertible notes	34,050,033	49,494,119
Deferred revenue	3,612,156	2,976,538
Derivative liability	755,000	2,665,156
Other long-term liabilities	1,780,759	2,358,293
Commitments and contingencies (Notes 13 and 16)		
STOCKHOLDERS' DEFICIT		
Preferred stock, par value $0.01 per share; 25,000,000 shares authorized:		
Series A convertible preferred stock; 31,620 shares designated, issued, and outstanding at December 31, 2010 and 2009; liquidation value of $31,817,625 at December 31, 2010	316	316
Series B2 convertible preferred stock; 3,105 shares designated, issued, and outstanding at December 31, 2010 and 2009	31	31
Common stock, par value $0.01 per share; 250,000,000 shares authorized; 111,885,759 and 90,015,425 shares issued at December 31, 2010 and 2009, respectively	1,118,858	900,154
Additional paid-in capital	568,916,796	544,961,442
Treasury stock, at cost; 260,944 shares of common stock at December 31, 2010 and 2009	(324,792)	(324,792)
Accumulated deficit	(584,418,421)	(562,512,118)
Total stockholders' deficit	(14,707,212)	(16,974,967)
Total liabilities and stockholders' deficit	$ 30,906,659	$ 45,874,087

See accompanying notes to consolidated financial statements.

AGENUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2010, 2009, and 2008

	2010	2009	2008
Revenue:			
Product revenue	$ 52,500	$ —	$ —
Grant revenue	424,720	—	—
Research and development revenue	2,882,391	3,334,444	2,651,081
Total revenues	3,359,611	3,334,444	2,651,081
Operating expenses:			
Cost of goods sold	(122,946)	—	—
Research and development	(12,877,695)	(16,902,537)	(20,662,987)
General and administrative	(12,111,507)	(14,110,514)	(19,831,858)
Operating loss	(21,752,537)	(27,678,607)	(37,843,764)
Other income (expense):			
Non-operating income	4,680,120	2,568,545	12,355,677
Interest expense	(4,871,446)	(5,344,713)	(6,278,492)
Interest income	37,560	137,482	965,843
Net loss	(21,906,303)	(30,317,293)	(30,800,736)
Dividends on series A convertible preferred stock	(790,500)	(790,500)	(790,500)
Net loss attributable to common stockholders	$(22,696,803)	$(31,107,793)	$(31,591,236)
Per common share data, basic and diluted:			
Net loss attributable to common stockholders	$ (0.23)	$ (0.39)	$ (0.50)
Weighted average number of common shares outstanding, basic and diluted	96,650,120	79,017,143	63,249,458

See accompanying notes to consolidated financial statements.

AGENUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2010, 2009, and 2008

	Series A Convertible Preferred Stock		Series B1 Convertible Preferred Stock		Series B2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Total
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value		Number of Shares	Amount		
Balance at January 1, 2008	31,620	316	10,000	100	5,250	53	47,557,007	475,570	459,539,406	5,953	(12,168)	(501,372,841)	(41,369,564)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(30,800,736)	(30,800,736)
Share-based compensation	—	—	—	—	—	—	—	—	5,265,530	—	—	—	5,265,530
Shares issued in private placement	—	—	—	—	—	—	15,708,717	157,087	45,382,134	—	—	—	45,539,221
Shares sold at the market	—	—	—	—	—	—	271,762	2,718	801,238	—	—	—	803,956
Exercise of stock options	—	—	—	—	—	—	28,469	285	46,277	—	—	—	46,562
Employee share purchases	—	—	—	—	—	—	171,113	1,711	285,219	—	—	—	286,930
Conversion of series B1 convertible preferred stock	—	—	(10,000)	(100)	—	—	1,585,197	15,852	(15,752)	—	—	—	—
Shares issued under Directors' Deferred Compensation Plan	—	—	—	—	—	—	61,938	619	228,381	—	—	—	229,000
Shares issued to a consultant	—	—	—	—	—	—	346,509	3,465	814,161	—	—	—	817,626
Reclassification of liability classified option grants	—	—	—	—	—	—	—	—	(100,771)	—	—	—	(100,771)
Vesting of nonvested shares	—	—	—	—	—	—	766,990	7,670	(7,670)	—	—	—	—
Treasury stock received for vested share tax payments	—	—	—	—	—	—	—	—	—	137,078	(257,681)	—	(257,681)
Dividends on series A convertible preferred stock ($25 per share)	—	—	—	—	—	—	—	—	(790,500)	—	—	—	(790,500)
Balance at December 31, 2008	31,620	316	—	—	5,250	53	66,497,702	664,977	511,447,653	143,031	(269,849)	(532,173,577)	(20,330,427)

See accompanying notes to consolidated financial statements.

AGENUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS—(Continued)

For the Years Ended December 31, 2010, 2009, and 2008

	Series A Convertible Preferred Stock		Series B1 Convertible Preferred Stock		Series B2 Convertible Preferred Stock		Common Stock			Treasury Stock			
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-In Capital	Number of Shares	Amount	Accumulated Deficit	Total
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(30,317,293)	(30,317,293)
Adoption of EITF 07-5	—	—	—	—	—	—	—	—	(1,352,317)	—	—	(21,248)	(1,373,565)
Share-based compensation	—	—	—	—	—	—	—	—	3,115,642	—	—	—	3,115,642
Shares issued in private placements	—	—	—	—	—	—	9,385,965	93,860	18,478,795	—	—	—	18,572,655
Conversion of series B2 preferred shares	—	—	—	—	(2,145)	(22)	5,929,212	59,292	(59,270)	—	—	—	—
Shares issued to repurchase convertible senior notes	—	—	—	—	—	—	5,597,362	55,974	14,078,215	—	—	—	14,134,189
Exercise of stock options	—	—	—	—	—	—	79,276	792	140,520	—	—	—	141,312
Employee share purchases	—	—	—	—	—	—	41,300	413	16,520	—	—	—	16,933
Shares issued under Directors' Deferred Compensation Plan	—	—	—	—	—	—	15,376	154	21,346	—	—	—	21,500
Shares issued to CEO in lieu of cash compensation	—	—	—	—	—	—	130,143	1,302	108,698	—	—	—	110,000
Reclassification of liability classified option grants	—	—	—	—	—	—	—	—	(220,470)	—	—	—	(220,470)
Vesting of nonvested shares	—	—	—	—	—	—	2,339,089	23,390	(23,390)			—	—
Treasury stock received for vested share tax payments	—	—	—	—	—	—	—	—	—	117,913	(54,943)	—	(54,943)
Dividends on series A convertible preferred stock ($25 per share)	—	—	—	—	—	—	—	—	(790,500)	—	—	—	(790,500)
Balance at December 31, 2009	31,620	$316	—	$—	3,105	$ 31	90,015,425	$900,154	$544,961,442	260,944	$(324,792)	$(562,512,118)	$(16,974,967)

See accompanying notes to consolidated financial statements.

AGENUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE LOSS—(Continued)

For the Years Ended December 31, 2010, 2009, and 2008

	Series A Convertible Preferred Stock		Series B1 Convertible Preferred Stock		Series B2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Total
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value		Number of Shares	Amount		
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(21,906,303)	(21,906,303)
Share-based compensation	—	—	—	—	—	—	—	—	2,813,304	—	—	—	2,813,304
Shares issued in private placements	—	—	—	—	—	—	3,199,451	31,995	2,847,511	—	—	—	2,879,506
Shares sold at the market	—	—	—	—	—	—	6,820,070	68,201	8,577,529	—	—	—	8,645,730
Shares issued to repurchase convertible senior notes	—	—	—	—	—	—	9,855,266	98,553	10,263,367	—	—	—	10,361,920
Exercise of stock options	—	—	—	—	—	—	959	10	709	—	—	—	719
Employee share purchases	—	—	—	—	—	—	89,725	897	47,706	—	—	—	48,603
Shares issued to consultants for services	—	—	—	—	—	—	166,056	1,660	148,340	—	—	—	150,000
Shares issued to CEO in lieu of cash compensation	—	—	—	—	—	—	152,905	1,528	130,472	—	—	—	132,000
Reclassification of liability classified option grants	—	—	—	—	—	—	—	—	(67,224)	—	—	—	(67,224)
Vesting of nonvested shares	—	—	—	—	—	—	1,585,902	15,860	(15,860)	—	—	—	—
Dividends on series A convertible preferred stock ($25 per share)	—	—	—	—	—	—	—	—	(790,500)	—	—	—	(790,500)
Balance at December 31, 2010	31,620	$316	—	$—	3,105	$ 31	111,885,759	$1,118,858	$568,916,796	260,944	$(324,792)	$(584,418,421)	$(14,707,212)

See accompanying notes to consolidated financial statements.

AGENUS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010, 2009, and 2008

	2010	2009	2008
Cash flows from operating activities:			
Net loss	$(21,906,303)	$(30,317,293)	$(30,800,736)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	3,437,767	4,108,538	4,634,186
Share-based compensation	3,151,537	3,130,804	5,581,731
Noncash interest expense	4,053,272	4,014,840	3,474,115
Loss on monetization of receivable	—	317,512	—
Gain on extinguishment of debt	(2,761,426)	(2,653,387)	(7,734,042)
Asset impairment	629,382	—	—
Gain on sale of patent applications	—	—	(4,619,325)
Change in fair value of derivative liability	(1,910,156)	(47,707)	—
Loss on disposal of assets	161,188	51,584	17,053
Changes in operating assets and liabilities:			
Accounts receivable	(35,000)	—	318,707
Inventories	297,603	(97,659)	284,496
Prepaid expenses	47,216	(141,498)	226,613
Accounts payable	(198,116)	296,094	(133,944)
Deferred revenue	674,101	(440,404)	467,309
Accrued liabilities and other current liabilities	(246,879)	(2,120,876)	(690,733)
Other operating assets and liabilities	(152,221)	(293,559)	63,395
Net cash used in operating activities	(14,758,035)	(24,193,011)	(28,911,175)
Cash flows from investing activities:			
Proceeds from maturities of available-for-sale securities	40,000,000	30,000,000	24,117,910
Purchases of available-for-sale securities	(29,989,763)	(29,986,794)	(29,911,527)
Proceeds from sale of equipment	50,299	53,550	—
Purchases of plant and equipment	(130,437)	(243,868)	(206,010)
Sale of patent applications	—	—	2,000,000
Collection of receivable from sale of patent applications	—	2,337,475	—
Net cash provided by (used in) investing activities	9,930,099	2,160,363	(3,999,627)
Cash flows from financing activities:			
Net proceeds from sales of equity	11,525,236	18,572,655	46,545,177
Proceeds from exercise of stock options	719	141,312	46,562
Proceeds from employee stock purchases	48,603	16,933	286,930
Treasury stock received to satisfy minimum tax withholding requirements	—	(54,943)	(257,681)
Payments of series A convertible preferred stock dividends	(790,500)	(790,500)	(790,500)
Payments of long-term debt	(6,240,963)	(255,000)	(2,930,000)
Net cash provided by financing activities	4,543,095	17,630,457	42,900,488
Net (decrease) increase in cash and cash equivalents	(284,841)	(4,402,191)	9,989,686
Cash and cash equivalents, beginning of year	20,066,817	24,469,008	14,479,322
Cash and cash equivalents, end of year	$ 19,781,976	$ 20,066,817	$ 24,469,008
Supplemental cash flow information:			
Cash paid for interest	$ 1,122,473	$ 1,573,906	$ 2,802,858
Non-cash investing and financing activities:			
Issuance of senior secured convertible notes as payment in-kind for interest	$ 2,615,667	$ 2,418,332	$ 2,235,883
Issuance of note receivable for assignment of certain patent applications	—	—	2,619,325
Issuance of common stock, $0.01 par value, as payment of long-term debt including accrued and unpaid interest	10,361,920	14,134,189	—

See accompanying notes to consolidated financial statements.

(1) Description of Business

Agenus Inc., formerly Antigenics Inc., (including its subsidiaries, also referred to as "Agenus," the "Company," "we," "us," and "our") is a biotechnology company developing and commercializing technologies to treat cancers and infectious diseases, primarily based on immunological approaches. Our most advanced product, Oncophage® (vitespen), is a patient-specific therapeutic cancer vaccine registered for use in Russia. As resources allow, we explore potential opportunities to seek product approval in other jurisdictions. Our Prophage Series of cancer vaccines has been tested in Phase 3 clinical trials for the treatment of renal cell carcinoma, the most common type of kidney cancer, as Oncophage, and for metastatic melanoma, and it has also been tested in Phase 1 and Phase 2 clinical trials in a range of indications. It is currently in Phase 2 clinical trials in glioma, a type of brain cancer, and adjuvant renal cell carcinoma, validating immune response. Our product candidate portfolio includes (1) QS-21 Stimulon ® adjuvant, or QS-21, which is used in numerous vaccines under development in trials, some as advanced as Phase 3, for a variety of diseases, including human immunodeficiency virus, cancer, Alzheimer's disease, malaria, and tuberculosis, and (2) HerpV, a therapeutic vaccine program tested in a Phase 1 clinical trial for the treatment of genital herpes. Further clinical development of HerpV will be pursued if a development partnership can be successfully established. Our business activities have included product research and development, intellectual property prosecution, manufacturing, regulatory and clinical affairs, corporate finance and development activities, market development, and support of our collaborations.

Our product candidates require clinical trials and approvals from regulatory agencies, as well as acceptance in the marketplace. Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing arrangements with academic and corporate collaborators and licensees and by entering into new collaborations.

We have incurred significant losses since our inception. As of December 31, 2010, we had an accumulated deficit of $584.4 million. Since our inception, we have financed our operations primarily through the sale of equity and convertible notes, interest income earned on cash, cash equivalents, and short-term investment balances, and debt provided through secured lines of credit. We believe that, based on our current plans and activities, our working capital resources as of December 31, 2010, anticipated revenues, and the estimated proceeds from our license, supply, and collaborative agreements will be sufficient to satisfy our liquidity requirements into 2012. We continue to monitor the likelihood of success of our key initiatives and are prepared to discontinue funding of such activities if they do not prove to be feasible.

Research and development program costs include compensation and other direct costs plus an allocation of indirect costs, based on certain assumptions, and our review of the status of each program. Our product candidates are in various stages of development and significant additional expenditures will be required if we start new trials, encounter delays in our programs, apply for regulatory approvals, continue development of our technologies, expand our operations, and/or bring our product candidates to market. The eventual total cost of each clinical trial is dependent on a number of factors such as trial design, length of the trial, number of clinical sites, and number of patients. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive, and uncertain. Because the development of our Prophage Series vaccines is subject to further evaluation and uncertainty, and because HerpV is in early-stage clinical development and requires a partner for further development, we are unable to reliably estimate the cost of completing research and development programs, the timing of bringing such programs to various markets, and, therefore, are unable to determine when, if ever, material cash inflows from operating activities are likely to commence. We will continue to adjust other spending as needed in order to preserve liquidity.

As of December 31, 2010, we had debt outstanding of $34.9 million in principal, including $34.7 million in principal of our 8% senior secured convertible notes due August 2014 (the "2006 Notes") and $100,000 in principal of our 5.25% convertible senior notes due February 2025 (the "2005 Notes"). The 2005 Notes are subject to redemption at the option of the holders or us beginning February 1, 2012. We expect to attempt to raise additional funds in advance of depleting our current funds. We may attempt to raise funds by: (1) licensing technologies or products to one or more collaborative partners, (2) renegotiating third party agreements, (3) completing an outright sale of assets, (4) securing additional debt financing, and/or (5) selling additional equity securities. Satisfying long-term liquidity needs may require the successful commercialization and/or partnering arrangements for our products and product candidates including Oncophage, HerpV and vaccines containing QS-21 under development by our licensees and will require additional capital. If we incur operating losses for longer than we expect and/or we are unable to raise additional capital, we may become insolvent and be unable to continue our operations.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Agenus and our wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain prior period amounts have been retrospectively adjusted in order to conform to the current period's presentation.

(b) Segment Information

We are managed and operated as one business. The entire business is managed by a single executive operating committee that reports to the chief executive officer. We do not operate separate lines of business with respect to any of our product candidates. Accordingly, we do not prepare discrete financial information with respect to separate product areas or by location and do not have separately reportable segments as defined by ASC 280, *Segment Reporting.*

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We base those estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

We consider all highly liquid investments purchased with maturities at acquisition of three months or less to be cash equivalents. As of December 31, 2010 and 2009, cash equivalents consist primarily of money market funds.

(e) Investments

We classify investments in marketable securities at the time of purchase. At December 31, 2009, all marketable securities are classified as available-for-sale and as such, the investments are recorded at fair value. Gains and losses on the sale of marketable securities are recognized in operations based on the specific identification method. At December 31, 2010, our investments consisted of institutional money market funds and at December 31, 2009, U.S. treasury bills.

(f) Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk are primarily cash equivalents, investments, and accounts receivable. We invest our cash, cash equivalents and investments in accordance with our Investment Policy, which specifies high credit quality standards and limits the amount of credit exposure from any single issue, issuer, or type of investment. We carry balances in excess of federally insured levels, however, we have not experienced any losses to date from this practice. Credit risk on accounts receivable is minimized by the financial position of the entities with which we do business. Credit losses from our customers have been immaterial.

(g) Inventories

Inventories are stated at the lower of cost or market. Cost has been determined using standard costs that approximate the first-in, first-out method.

(h) Plant and Equipment

Plant and equipment, including software developed for internal use, are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed over the shorter of the lease term or estimated useful life of the asset. Additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred. Amortization and depreciation of plant and equipment was $2.6 million, $2.8 million, and $3.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(i) Fair Value of Financial Instruments

The estimated fair values of all of our financial instruments, excluding debt, approximate their carrying amounts in the consolidated balance sheets. As of December 31, 2010, the fair value of our 2005 Notes was estimated based on the most recent market transactions. The fair value of our 2006 Notes exclusive of the conversion option is based on a present value methodology. The outstanding principal amount of debt, including the current portion, is $34.9 million and $52.2 million at December 31, 2010 and 2009, respectively.

(j) Revenue Recognition

Revenue for services under research and development contracts are recognized as the services are performed, or as clinical trial materials are provided. Non-refundable milestone payments that represent the completion of a separate earnings process are recognized as revenue when earned. License fees and royalties are recognized as they are earned. Revenue recognized from collaborative agreements is based upon the provisions of ASC 605-25, *Revenue Recognition – Multiple-Element Arrangements*. Product revenue is recognized as product is shipped. For the years ended December 31, 2010, 2009, and 2008, 39%, 51%, and 68%, respectively, of our revenue was earned from one research partner. In addition, 31%, 32% and 27% of our revenue for the years ended December 31, 2010, 2009 and 2008 was earned from one of our licensees.

(k) Foreign Currency Transactions

Gains and losses from our euro based currency accounts and foreign currency transactions, such as those resulting from the translation and settlement of receivables and payables denominated in foreign currencies, are included in the consolidated statements of operations. We do not currently use derivative financial instruments to manage the risks associated with foreign currency fluctuations. We recorded foreign currency losses of $45,000, $32,000, and $378,000, for the years ended December 31, 2010, 2009, and 2008, respectively. Such losses are included as a component of operating expenses.

(l) Research and Development

Research and development expenses include the costs associated with our internal research and development activities, including salaries and benefits, share-based compensation, occupancy costs, clinical manufacturing costs, related administrative costs, and research and development conducted for us by outside advisors, such as sponsored university-based research partners and clinical study partners. We account for our clinical study costs by estimating the total cost to treat a patient in each clinical trial and recognizing this cost based on estimates of when the patient receives treatment, beginning when the patient enrolls in the trial. Research and development expenses also include the cost of clinical trial materials shipped to our research partners. Research and development costs are expensed as incurred.

(m) Share-Based Compensation

We account for share-based compensation in accordance with the provisions of ASC 718, *Compensation—Stock Compensation* and ASC 505-50, *Equity-Based Payments to Non-Employees.* Share-based compensation expense is recognized based on the estimated grant date fair value, and is recognized net of an estimated forfeiture rate such that we recognize compensation cost for those shares expected to vest. Compensation cost is recognized on a straight-line basis over the requisite service period of the award. See Note 10 for a further discussion on share-based compensation.

(n) Income Taxes

Income taxes are accounted for under the asset and liability method with deferred tax assets and liabilities recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which such items are expected to be reversed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. Deferred tax assets are recorded when they more likely than not are expected to be realized.

(o) Net Loss Per Share

Basic income and loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding (including common shares issuable under our Directors' Deferred Compensation Plan). Diluted income per common share is calculated by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding (including common shares issuable under our Directors' Deferred Compensation Plan) plus the dilutive effect of outstanding instruments such as warrants, stock options, nonvested shares, convertible preferred stock, and convertible notes. Because we have reported a net loss attributable to common stockholders for all annual periods presented, diluted loss per common share is the same as basic loss per common share, as the effect of utilizing the fully diluted share count would have reduced the net loss per common share. Therefore, shares underlying the warrants outstanding or issuable to acquire 19,856,302 shares, the outstanding stock options to acquire 7,272,850 shares, the 513,449 nonvested shares, the 2,000,000 common shares underlying the 31,620 outstanding shares of series A convertible preferred stock, and the impact of conversion of our 2005 Notes and our 2006 Notes are not included in the calculation of diluted net loss per common share.

(p) Goodwill and Acquired Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment as deemed necessary.

Annually we assess whether there is an indication that goodwill is impaired, or more frequently if events and circumstances indicate that the asset might be impaired during the year. We perform our annual impairment test as of October 31 of each year. We consider ourselves a single reporting unit for purposes of the impairment test. We determine our fair value using the quoted market price of our common stock, adjusted for certain factors, and compare it to our net book value at the date of our evaluation. To the extent our net book value exceeds the fair value, there is an indication that the reporting unit goodwill may be impaired and a second step of the impairment test is performed to determine the amount of the impairment to be recognized, if any.

The costs of core and developed technology are presented at their estimated fair value as of their acquisition date. These costs were being amortized on a straight-line basis over their estimated useful lives of 10 years.

(q) Accounting for Asset Retirement Obligations

We record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. A legal obligation is a liability that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or contract. We are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion) and changes in the estimated future cash flows underlying the obligation. Changes in the liability due to accretion are charged to the consolidated statement of operations, whereas changes due to the timing or amount of cash flows are an adjustment to the carrying amount of the related asset. Our asset retirement obligations primarily relate to the expiration of our facility leases and anticipated costs to be incurred based on our lease terms.

(r) Long-lived Assets

Recoverability of assets to be held and used, other than goodwill and intangible assets not being amortized, is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Authoritative guidance requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(s) Recent Accounting Pronouncements

In October 2009, the FASB revised authoritative guidance on multiple-deliverable revenue arrangements providing a greater ability to separate and allocate arrangement consideration in a multiple-deliverable revenue arrangement by requiring the use of estimated selling prices to allocate arrangement consideration if neither vendor-specific objective evidence nor third party evidence of selling price is available, thereby eliminating the use of the residual method of allocation. The revised guidance also requires expanded qualitative and quantitative disclosures surrounding multiple-deliverable revenue arrangements. This guidance is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. Early adoption is permitted. We will evaluate the impact of this standard on future revenue arrangements that we may enter into.

In April 2010, the FASB codified the consensus reached in Emerging Issues Task Force Issue No. 08-09, "Milestone Method of Revenue Recognition" by issuing Accounting Standard Update ("ASU") No. 2010-17 *Milestone Method of Revenue Recognition*, to limit the scope of this ASU to research or development arrangements and require that guidance in this ASU be met for an entity to apply the milestone method (which allows entities to record the milestone payment in its entirety in the period achieved). However, the FASB clarified that, even if the requirements in this ASU are met, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The ASU was effective for periods beginning on or after June 15, 2010. Early application was permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods was also permitted. We will evaluate the impact of this standard on future revenue arrangements that we may enter into.

In January 2010, the FASB issued ASU No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements"* ("ASU 2010-06"). ASU 2010-06 requires new disclosures regarding significant transfers in and out of Levels 1 and 2 fair value measurements, as well as information about activity in Level 3 fair value measurements, including presenting information about purchases, sales, issuances and settlements on a gross versus a net basis in the Level 3 activity roll forward. In addition, ASU 2010-06 also clarifies existing disclosures regarding input and valuation techniques, as well as the level of disaggregation for each class of assets and liabilities. ASU No. 2010-06 was effective for interim and annual periods beginning after December 15, 2009, except for the disclosures pertaining to purchases, sales, issuances and settlements in the roll forward of Level 3 activity; those disclosures are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 had no current impact and is expected to have no subsequent impact on our consolidated financial position, results of operations or cash flows. Required disclosure requirements of ASU 2010-06 have been included in Note 15.

In December 2010, the FASB issued additional guidance on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The criteria for evaluating Step 1 of the goodwill impairment test and proceeding to Step 2 was amended for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Upon adoption of the amended guidance, any impairment will be recorded as an adjustment to beginning retained earnings. We are currently evaluating the impact of adoption on our consolidated financial statements.

(3) Inventories

The components of inventories are as follows as of December 31, 2010 and 2009 (in thousands).

	2010	2009
Work in process	$—	$242
Finished goods	26	82
	$ 26	$324

(4) Investments

Cash Equivalents and Short-term Investments

Cash equivalents and short-term investments consisted of the following as of December 31, 2010 and 2009 (in thousands).

	2010		2009	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Institutional money market funds	$19,782	$19,782	$19,468	$19,468
U.S. treasury bills	—	—	9,998	9,998
	$19,782	$19,782	$29,466	$29,466

Proceeds from maturities of available-for-sale securities amounted to $ 40.0 million, $30.0 million, and $24.1 million, for the years ended December 31, 2010, 2009, and 2008, respectively. No available-for-sale securities were sold before their maturity in 2010, 2009, or 2008. Gross realized gains and gross realized losses included in net loss as a result of those maturities were immaterial for each of the years in the three-year period ended December 31, 2010. As a result of the short-term nature of our investments, there were no unrealized holding gains or losses as of December 31, 2010, 2009 and 2008.

Of the investments listed above, $19.8 million and $19.5 million have been classified as cash equivalents on our consolidated balance sheet as of December 31, 2010 and 2009, respectively. Approximately $10.0 million were classified as short-term investments as of December 31, 2009.

(5) Plant and Equipment

Plant and equipment as of December 31, 2010 and 2009 consists of the following (in thousands).

	2010	2009	Estimated Depreciable Lives
Furniture, fixtures, and other	$ 1,649	$ 1,648	3 to 10 years
Laboratory and manufacturing equipment	5,546	6,817	4 to 10 years
Leasehold improvements	18,218	22,778	2 to 12 years
Software and computer equipment	5,774	6,070	3 years
Construction in progress	—	191	
	31,187	37,504	
Less accumulated depreciation and amortization	(24,993)	(28,613)	
	$ 6,194	$ 8,891	

During the year ended December 31, 2010, plant and equipment with a net book value of approximately $155,000 was retired from service and disposed.

(6) Other Intangible Assets

The following table presents certain information on our intangible assets as of December 31, 2010 and 2009 (in thousands).

	Weighted Average Amortization Period	As of December 31, 2010				As of December 31, 2009		
		Gross Carrying Amount	Impairment Charge	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets:								
Core and developed technology	10 years	$11,073	$630	$10,443	$—	$11,073	$9,753	$1,320

Our intangible assets were being amortized over their estimated useful lives of 10 years, with no estimated residual values. Amortization expense related to core and developed technology was $690,000, $1.1 million, and $1.1 million, in 2010, 2009 and 2008 respectively. As further development of Aroplatin, a liposomal chemotherapeutic tested in a Phase 1 clinical trial for the treatment of solid malignancies and B-cell lymphomas, was discontinued, we determined that an impairment had occurred and accordingly recorded a loss of approximately $630,000 during the year ended December 31, 2010, representing the net carrying value of the intangible asset related to liposomal technology at the time development was discontinued. This impairment charge is included in research and development expenses.

(7) Income Taxes

We are subject to taxation in the U.S. and various state, local, and foreign jurisdictions. We remain subject to examination by U.S. Federal, state, local, and foreign tax authorities for tax years 2007 through 2010. With a few exceptions, we are no longer subject to U.S. Federal, state, local, and foreign examinations by tax authorities for the tax year 2006 and prior. However, net operating losses from the tax year 2006 and prior would be subject to examination if and when used in a future tax return to offset taxable income. Our policy is to recognize income tax related penalties and interest, if any, in our provision for income taxes and, to the extent applicable, in the corresponding income tax assets and liabilities, including any amounts for uncertain tax positions.

As of December 31, 2010, we have available net operating loss carryforwards of $481.8 million and $120.7 million for Federal and state income tax purposes, respectively, which are available to offset future Federal and state taxable income, if any, and expire between 2011 and 2030. Our ability to use these net operating losses is limited by change of control provisions under Internal Revenue Code Section 382 and may expire unused. In addition, we have $7.9 million and $6.4 million of Federal and state research and development credits, respectively, available to offset future taxable income. These Federal and state research and development credits expire between 2012 and 2030 and 2015 and 2025, respectively. The potential impacts of such provisions are among the items considered and reflected in management's assessment of our valuation allowance requirements.

The tax effect of temporary differences and net operating loss and tax credit carryforwards that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2010 and 2009 are presented below (in thousands).

	2010	2009
Deferred tax assets:		
Net operating loss carryforwards	$ 170,171	$ 167,263
Research and development tax credits	12,122	12,929
Other	13,042	13,618
Total deferred tax assets	195,335	193,810
Less: valuation allowance	(195,052)	(192,292)
Net deferred tax assets	283	1,518
Deferred tax liabilities	(283)	(1,518)
Net deferred tax	$ —	$ —

In assessing the realizablility of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the net operating loss and tax credit carryforwards can be utilized or the temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, we will need to generate future taxable income sufficient to utilize net operating losses prior to their expiration. Based upon our history of not generating taxable income due to our business activities focused on product development, we believe that it is more likely than not that deferred tax assets will not be realized through future earnings. Accordingly, a valuation allowance has been established for deferred tax assets which will not be offset by the reversal of deferred tax liabilities. The valuation allowance on the deferred tax assets increased by $2.8 million during the year ended December 31, 2010 and decreased $3.4 million during the year ended December 31, 2009. The net operating loss includes amounts pertaining to tax deductions relating to stock exercises for which any subsequently recognized tax benefit will be recorded as an increase to additional paid-in capital.

Income tax benefit was nil for each of the years ended December 31, 2010, 2009, and 2008, and differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to loss before income taxes as a result of the following (in thousands).

	2010	2009	2008
Computed "expected" Federal tax benefit	$(7,451)	$(10,308)	$(10,472)
(Increase) reduction in income taxes benefit resulting from:			
Change in valuation allowance	2,760	(3,415)	5,311
Increase due to uncertain tax positions	67	241	4,615
State and local income benefit, net of Federal income tax benefit	(534)	(1,498)	(1,799)
Net operating loss expirations	4,363	14,759	—
Other, net	795	221	2,345
	$ —	$ —	$ —

As of December 31, 2010 and 2009, our gross unrecognized tax benefits totaled $5.4 and $5.3 million, respectively. These unrecognized tax benefits would all impact the effective tax rate if recognized. There are no positions which we anticipate could change within the next twelve months.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

Balance, December 31, 2009	$5,349
Increase related to current year positions	62
Increase related to previously recognized positions	18
Balance, December 31, 2010	$5,429

(8) Accrued Liabilities

Accrued liabilities consist of the following as of December 31, 2010 and 2009 (in thousands)

	2010	2009
Payroll	$1,086	$ 155
Professional fees	888	915
Clinical contractors	89	295
Accrued interest	2	437
Other	620	795
	$2,685	$2,597

(9) Equity

Our authorized capital stock consists of 250,000,000 shares of $0.01 par value per share of common stock and 25,000,000 shares of preferred stock, $0.01 par value per share. Our Board of Directors is authorized to issue the preferred stock and to set the voting, conversion, and other rights.

In a private placement in September 2003, we sold 31,620 shares of our series A convertible preferred stock, par value $0.01 per share, for net proceeds of $31.6 million. Under the terms and conditions of the Certificate of Designation creating the series A convertible preferred stock, this stock is convertible by the holder at any time into our common stock, is non-voting, carries a 2.5% annual dividend yield, has an initial conversion price of $15.81 per common share, subject to adjustment, and is redeemable by us at its face amount ($31.6 million) on or after September 24, 2013. The Certificate of Designation does not contemplate a sinking fund. The series A convertible preferred stock ranks senior to our common stock. In a liquidation, dissolution, or winding up of the Company, the series A convertible preferred stock's liquidation preference must be fully satisfied before any distribution could be made to the holders of the common stock. Other than in such a liquidation, no terms of the series A convertible preferred stock affect our ability to declare or pay dividends on our common stock as long as the series A convertible preferred stock's dividends are accruing. The liquidation value of this series A convertible preferred stock is equal to $1,000 per share outstanding plus any accrued unpaid dividends. Accrued and unpaid dividends of the series A convertible preferred stock aggregated $197,625 or $6.25 per share, at December 31, 2010.

On September 10, 2007, we issued 1,623,377 shares of our common stock at a price of $3.08 per share to a single institutional investor. In conjunction with this transaction, we also issued to the investor 10,000 shares of our new series B1 convertible preferred stock and 5,250 shares of our new series B2 convertible preferred stock. Shares of the series B1 convertible preferred stock permitted the investor, within one year of the anniversary of closing, to purchase up to an additional $10.0 million of common shares at a purchase price equal to the lesser of $3.08 per share or a price calculated based on the then-prevailing price of our common stock minus $0.30 per share. Gross proceeds of $5.0 million were received as a result of this transaction. Net proceeds, after deducting the placement agent fees and offering expenses paid by us, were $4.7 million. The class B convertible preferred stock has been recorded as an equity classified instrument in accordance with the applicable authoritative guidance. In April 2008, we issued 1,585,197 shares of our common stock upon conversion of 10,000 shares of our series B1 convertible preferred stock via a cashless conversion. These shares were issued pursuant to an effective shelf registration statement. Shares of the series B2 convertible preferred stock permit the investor to purchase common shares for consideration of up to 35 percent of the total dollar amount previously invested pursuant to the agreement with the investor, including conversions of the series B1 convertible preferred stock, at a purchase price equal to the lesser of $4.16 per common share or a price calculated based on the then-prevailing price of our common stock, and such right expires seven years from the date of issuance. In April 2009, we issued 5,929,212 shares of our common stock upon conversion of 2,145 shares of our series B2 convertible preferred stock via cashless conversions. Upon completion of the conversions, 3,105 shares of our series B2 convertible preferred stock are still outstanding although no further shares can be converted into shares of common stock as the maximum number of shares (as defined in the agreement) have been issued. The total number of shares of common stock issued or issuable to the holder of the class B convertible preferred stock cannot exceed 19.9% of our outstanding common stock. No dividends are paid on the class B convertible preferred stock and there are no liquidation preferences.

On January 9, 2008, we entered into a private placement agreement (the "January 2008 private placement") pursuant to which we sold 8,708,717 shares of common stock. Investors also received (i) 10-year warrants to purchase, at an exercise price of $3.00 per share, up to 8,708,717 shares of common stock and (ii) unit warrants to purchase, at an exercise price of $3.00 per unit, contingent upon a triggering event as defined in the January 2008 private placement documents, (a) up to 8,708,717 shares of common stock and (b) additional 10-year warrants to purchase, at an exercise price of $3.00 per share, up to 8,708,717 additional shares of common stock. We raised net proceeds in the January 2008 private placement of $25.8 million, after deducting offering costs of $296,000.

In accordance with the terms of the January 2008 private placement, the 10-year warrants became exercisable for a period of 9.5 years as of July 9, 2008. Our private placement in April 2008 qualified as a triggering event, and therefore the unit warrants became exercisable for a period of eighteen months as of July 9, 2008. The unit warrants expired unexercised in January 2010.

In February 2008, we filed a registration statement covering the resale of the 8,708,717 shares of common stock issued and the 8,708,717 shares issuable upon the exercise of the 10-year warrants issued in the January 2008 private placement. The Securities and Exchange Commission (the "SEC") declared the resale registration statement effective on February 14, 2008.

On April 8, 2008, we entered into a private placement agreement (the "April 2008 private placement") under which we sold (i) 7,000,000 shares of common stock and (ii) five-year warrants to acquire up to 7,000,000 shares of common stock at an exercise price of $3.75 per share, for $3.00 for each share and warrant sold. The warrants became exercisable for a period of 4.5 years as of October 10, 2008. We raised net proceeds in the April 2008 private placement of $19.7 million, after deducting offering costs of $1.3 million.

In April 2008, we filed a registration statement covering the resale of the 7,000,000 shares of common stock issued and the 7,000,000 shares issuable upon the exercise of the related warrants issued in the April 2008 private placement. The SEC declared the resale registration statement effective on May 7, 2008.

On July 30, 2009, we entered into a private placement agreement under which we issued and sold (i) 5,000,000 shares of our common stock, (ii) six-month warrants to purchase up to 2,500,000 additional shares of common stock at an exercise price of $2.00 per share, and (iii) four-year warrants to purchase up to 2,173,900 additional shares of common stock at an exercise price of $2.30 per share, for $2.00 for each share sold generating gross proceeds of $10.0 million. The six-month warrants expired unexercised in January 2010. Subsequently, we filed, and the SEC declared effective, a registration statement covering the resale of the 5,000,000 shares of common stock issued and the 4,673,900 shares issuable upon the exercise of the related warrants issued in this private placement.

On August 3, 2009, we entered into a private placement agreement under which we issued and sold (i) 4,385,965 shares of our common stock, (ii) six-month warrants to purchase up to 2,192,982 additional shares of common stock at an exercise price of $2.31 per share, and (iii) four-year warrants to purchase up to 1,973,685 additional shares of common stock at an exercise price of $2.50 per share, for $2.28 for each share sold generating gross proceeds of $10.0 million. The warrants were not exercisable for the first six months following the closing, which occurred on August 4, 2009. The six-month warrants expired unexercised in July 2010. Subsequently, we filed, and the SEC declared effective, a registration statement covering the resale of the 4,385,965 shares of our common stock issued and the 4,166,667 shares issuable upon the exercise of the related warrants issued in this private placement. In connection with the two private placements during 2009, we raised net proceeds of $18.6 million, after deducting offering costs of $1.4 million.

As part of all private placement agreements, we agreed to register the shares of common stock and the shares of common stock underlying the warrants (with the exception of the unit warrants from the January 2008 private placement) issued to the investors with the SEC within contractually specified time periods. As noted above, we filed registration statements covering all required shares. We have also agreed to use our best efforts to keep the registration statements continuously effective. If we are unable to keep the registration statements continuously effective in accordance with the terms of the private placements, we are subject to liquidated damages of up to a maximum of 10% of the aggregate purchase price paid by the original investors, or up to $3.8 million as of December 31, 2010.

In April 2008, we issued and sold a total of 271,762 shares of our common stock through our placement agent, Wm Smith & Co., and raised net proceeds of $804,000, after deducting offering costs of $38,000, in at the market transactions. Proceeds from the offering were used for general corporate purposes. During the year ended December 31, 2010, we issued approximately 6.8 million shares of our common stock under an At the Market Sales Agreement through our sales agents, McNicoll, Lewis & Vlak LLC and Wm Smith & Co. and raised net proceeds of approximately $8.6 million after deducting offering costs of approximately $325,000. These offerings were made under effective shelf registration statements. Approximately 13 million shares remain available for sale under this agreement.

On December 13, 2010, we entered into subscription agreements under which we issued and sold 3,199,451 shares of our common stock for the aggregate purchase price of $2,879,506. Additionally, within 90 calendar days of the date of the subscription agreements, the investors have the right and option to purchase up to an additional 639,890 shares of our common stock for the aggregate purchase price of up to $575,901. The offering and sale of these common shares were made under an effective shelf registration statement.

During the years ended December 31, 2009, and 2008, certain employees, in lieu of paying withholding taxes on the vesting of nonvested stock awarded under our 1999 Equity Incentive Plan, as amended (the "1999 EIP"), authorized the withholding of an aggregate of 117,913, and 137,078 shares, respectively, of common stock to satisfy the minimum tax withholding requirements related to such vesting. We recorded these shares as treasury stock using the cost method at the market price of the common stock on the vesting dates.

(10) Share-based Compensation Plans

Our 1999 EIP authorized awards of incentive stock options within the meaning of Section 422 of the Internal Revenue Code (the "Code"), non-qualified stock options, nonvested (restricted) stock, and unrestricted stock for up to 12,000,000 shares of common stock (subject to adjustment for stock splits and similar capital changes and exclusive of options exchanged at the consummation of mergers) to employees and, in the case of non-qualified stock options, nonvested (restricted) stock, and unrestricted stock, to consultants and directors as defined in the 1999 EIP. The plan terminated on November 15, 2009. On March 12, 2009, our Board of Directors adopted, and on June 10, 2009, our stockholders approved, our 2009 Equity Incentive Plan (the "2009 EIP"). The 2009 EIP provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, nonstatutory stock options, restricted stock, unrestricted stock and other equity-based awards, such as stock appreciation rights, phantom stock awards, and restricted stock units, which we refer collectively as Awards, for up to 13,000,000 shares of our common stock (subject to adjustment in the event of stock splits and other similar events). The Board of Directors appointed the Compensation Committee to administer the 1999 EIP and the 2009 EIP.

Under the 1999 Employee Stock Purchase Plan, as amended (the "1999 ESPP"), eligible employees purchased shares of common stock at a discount from fair value. There were 450,000 shares of common stock reserved for issuance under the 1999 ESPP. The 1999 ESPP, which terminated on November 15, 2009, was intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. On March 12, 2009, our Board of Directors adopted, and on June 10, 2009, our stockholders approved, the 2009 Employee Stock Purchase Plan (the "2009 ESPP") to provide eligible employees the opportunity to acquire our common stock in a program also designed to comply with Section 423 of the Code. There are 500,000 shares of common stock reserved for issuance under the 2009 ESPP subject to adjustment as defined in the plan. Rights to purchase common stock under the 2009 ESPP are granted at the discretion of the Compensation Committee, which determines the frequency and duration of individual offerings under the plan and the dates when stock may be purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before the stock is purchased. Participation terminates automatically upon termination of employment. The purchase price per share of common stock in an offering is 85% of the lesser of its fair value at the beginning of the offering period or on the applicable exercise date and may be paid through payroll deductions, periodic lump sum payments, the delivery of our common stock, or a combination thereof. Unless otherwise permitted by the Board of Directors, no participant may acquire more than 20,000 shares of stock in any offering period. No participant is allowed to purchase shares under the 2009 ESPP if such employee would own or would be deemed to own stock possessing 5% or more of the total combined voting power or value of the Company. No offerings will be made under the 2009 ESPP after June 10, 2019.

Our Director's Deferred Compensation Plan, as amended, permits each outside director to defer all, or a portion of, their cash compensation until their service as a director ends or until a specified date into a cash account or a stock account. There are 450,000 shares of our common stock reserved for issuance under this plan. As of December 31, 2010, 92,946 shares have been issued. Amounts deferred to a cash account will earn interest at the rate paid on one-year Treasury bills with interest added to the account annually. Amounts deferred to a stock account will be converted on a quarterly basis into a number of units representing shares of our common stock equal to the amount of compensation which the participant has elected to defer to the stock account divided by the applicable price for our common stock. The applicable price for our common stock has been defined as the average of the closing price of our common stock for all trading days during the calendar quarter preceding the conversion date as reported by The Nasdaq Capital Market. Pursuant to this plan, a total of 426,789 units, each representing a share of our common stock at a weighted average common stock price of $1.86, have been credited to participants' stock accounts as of December 31, 2010. The compensation charges for this plan were immaterial for all periods presented.

We use the Black-Scholes option pricing model to value options granted to employees, and non-employees as well as options granted to members of our Board of Directors. All stock option grants have 10-year terms and generally vest ratably over a four-year period. The non-cash charge to operations for the non-employee options with vesting or other performance criteria is affected each reporting period, until the non-employee options vest, by changes in the fair value of our common stock.

The fair value of each option granted during the periods was estimated on the date of grant using the following weighted average assumptions:

	2010	2009	2008
Expected volatility	104%	94%	71%
Expected term in years	6	6	5
Risk-free interest rate	2.1%	2.7%	2.8%
Dividend yield	0%	0%	0%

Expected volatility is based exclusively on historical volatility data of our common stock. The expected term of stock options granted is based on historical data and other factors and represents the period of time that stock options are expected to be outstanding prior to exercise. The risk-free interest rate is based on U.S. Treasury strips with maturities that match the expected term on the date of grant.

A summary of option activity for 2010 is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	6,148,621	$2.93		
Granted	2,021,700	0.80		
Exercised	(958)	0.75		
Forfeited	(281,989)	1.60		
Expired	(614,524)	4.69		
Outstanding at December 31, 2010	7,272,850	$2.24	7.1	$456,372
Vested or expected to vest at December 31, 2010	7,028,559	$2.28	7.1	$408,652
Exercisable at December 31, 2010	4,686,716	$2.76	6.6	$130,898

The weighted average grant-date fair values of options granted during the years ended December 31, 2010, 2009, and 2008, was $0.61, $1.21, and $1.03, respectively.

The aggregate intrinsic value in the table above represents the difference between our closing stock price on the last trading day of fiscal 2010 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31, 2010 (the intrinsic value is considered to be zero if the exercise price is greater than the closing stock price). This amount changes based on the fair market value of our stock. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008, determined on the dates of exercise, was $0 and $54,000 and $21,000, respectively.

During 2010, 2009, and 2008, all options were granted with exercise prices equal to the market value of the underlying shares of common stock on the grant date.

As of December 31, 2010, $1.3 million of total unrecognized compensation cost related to stock options granted to employees and directors is expected to be recognized over a weighted average period of 1.6 years.

As of December 31, 2010, unrecognized expense for options granted to outside advisors for which performance (vesting) has not yet been completed but the exercise price of the option is known is $64,000. Such amount is subject to change each reporting period based upon changes in the fair value of our common stock, expected volatility, and the risk-free interest rate, until the outside advisor completes his or her performance under the option agreement.

Certain employees and consultants have been granted nonvested stock. The fair value of nonvested stock is calculated based on the closing sale price of our common stock on the date of issuance.

A summary of nonvested stock activity for 2010 is presented below:

	Nonvested Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2009	200,029	$1.13
Granted	1,949,844	0.81
Vested	(1,589,249)	0.88
Forfeited	(47,175)	1.08
Outstanding at December 31, 2010	513,449	0.77

As of December 31, 2010, there was $295,000 of unrecognized share-based compensation expense related to these nonvested shares. This cost is expected to be recognized over a weighted average period of 1.8 years. The total intrinsic value of shares vested during the years ended December 31, 2010, 2009, and 2008, was $1.6 million, $1.5 million, and $1.3 million, respectively.

Cash received from option exercises and purchases under our 1999 ESPP and our 2009 ESPP (collectively the "ESPPs") for the years ended December 31, 2010, 2009, and 2008, was $49,000, $158,000, and $333,000, respectively. We issue new shares upon option exercises, purchases under our ESPPs, vesting of nonvested stock, and under the Director's Deferred Compensation Plan. During the years ended December 31, 2010, 2009, and 2008, 89,725 shares, 41,300 shares, and 171,113 shares, were issued under the ESPPs, respectively. During the year ended December 31, 2010, 1,585,902 shares were issued as a result of the vesting of nonvested stock. During the year ended December 31, 2009, 2,221,176 shares, net of 117,913 shares withheld to cover personal income tax withholding, were issued as a result of the vesting of nonvested stock. During the year ended December 31, 2008, 629,912 shares, net of 137,078 shares withheld to cover personal income tax withholding, were issued as a result of the vesting of nonvested stock. The shares withheld were recorded as treasury stock using the cost method, at weighted average prices of $ 0.47 per share and $1.88 per share during the years ended December 31, 2009, and 2008, respectively, based on the closing sale price of our common stock on the vesting dates, for a total of approximately $55,000, and $258,000, respectively.

For the years ended December 31, 2009, and 2008, 15,376 shares, and 61,938 shares, respectively, were issued under our Directors' Deferred Compensation Plan. No shares were issued during the year ended December 31, 2010.

The impact on our results of operations from share-based compensation for the years ended December 31, 2010, 2009, and 2008, was as follows (in thousands).

	2010	2009	2008
Research and development	$1,058	$ 864	$1,517
General and administrative	2,094	2,267	4,065
Total share-based compensation expense	$3,152	$3,131	$5,582

(11) License, Research, and Other Agreements

In November 1994, we entered into a Patent License Agreement with the Mount Sinai School of Medicine, or Mount Sinai (the "Mount Sinai Agreement"). Through the Mount Sinai Agreement, we obtained an exclusive worldwide license to patent rights relating to the heat shock protein technology that resulted from the research and development performed by Dr. Pramod Srivastava, our founding scientist and a former member of our Board of Directors. We agreed to pay Mount Sinai a royalty on the net sales of products covered by the licensed patent rights and also provided Mount Sinai with a 0.45% equity interest in the Company (approximately 62,000 shares valued at $90,000 at the time of issuance). The term of the Mount Sinai Agreement ends when the last of the licensed patents expires (2018) or becomes no longer valid. If we fail to pay royalties that are due under the agreement, Mount Sinai may issue written notice to us. If we continue to fail to pay royalties after 60 days from receipt of the written notice, Mount Sinai can terminate the agreement. The Mount Sinai Agreement requires us to use due diligence to make the products covered by the licensed patent rights commercially available, including a requirement for us to use best efforts to reach a number of developmental milestones which have been achieved. If we fail to comply with the due diligence provisions of the agreement, Mount Sinai could take actions to convert our exclusive license to a non-exclusive license after six months written notice. The Mount Sinai Agreement does not contain any milestone payment provisions.

During 1995, Dr. Srivastava moved his research to Fordham University ("Fordham"). We entered into a sponsored research and technology license agreement with Fordham (the "Fordham Agreement") in March 1995 relating to the continued development of the heat shock protein technology and agreed to make payments to Fordham to sponsor Dr. Srivastava's research. Through the Fordham Agreement, we obtained an exclusive, perpetual, worldwide license to all of the intellectual property, including all the patent rights which resulted from the research and development performed by Dr. Srivastava at Fordham. We also agreed to pay Fordham a royalty on the net sales of products covered by the Fordham Agreement through the last expiration date on the patents under the agreement (2018) or when the patents become no longer valid. The agreement does not contain any milestone payment provisions or any diligence provisions. Dr. Srivastava moved his research to the University of Connecticut Health Center ("UConn") during 1997 and, accordingly, the parts of the agreement related to payments for sponsored research at Fordham terminated in mid-1997. During the term of the agreement, we paid $2.4 million to Fordham.

We entered into a license agreement with UConn in May 2001 (the "License Agreement") that provides us with the exclusive, worldwide rights to technologies discovered and developed under the research agreement. The term of the License Agreement ends when the last of the licensed patents expires (2019) or becomes no longer valid. UConn may terminate the License Agreement: (1) if, after 30 days written notice for breach, we continue to fail to make any payments due under the License Agreement, or (2) we cease to carry on our business related to the patent rights or if we initiate or conduct actions in order to declare bankruptcy. We may terminate the License Agreement upon 90 days written notice. The License Agreement contains aggregate milestone payments of $1.2 million for each product we develop covered by the licensed patent rights. These milestone payments are contingent upon regulatory filings, regulatory approvals and commercial sales of products. We have also agreed to pay UConn a royalty on the net sales of products covered by the License Agreement as well as annual license maintenance fees beginning in May 2006. Royalties otherwise due on the net sales of products covered by the License Agreement may be credited against the annual license maintenance fee obligations. To date, we have paid $240,000 to UConn under the License Agreement. The License Agreement gives us complete discretion over the commercialization of products covered by the licensed patent rights, but also requires us to use commercially reasonable diligent efforts to introduce commercial products within and outside the United States. If we fail to meet these diligence requirements, UConn may be able to terminate the License Agreement.

In March 2003, we entered into an amendment agreement that amended certain provisions of the License Agreement. The amendment agreement granted us a license to additional patent rights. In consideration for execution of the amendment agreement, we agreed to pay UConn an upfront payment and to make future payments for licensed patents or patent applications. Through December 31, 2010, we have paid approximately $100,000 to UConn under the License Agreement, as amended.

We have entered into various agreements with institutions and contract research organizations to conduct clinical studies. Under these agreements, subject to the enrollment of patients and performance by the institution of certain services, we have estimated our payments to be $47.2 million over the term of the studies. For the years ended December 31, 2010, 2009, and 2008, $361,000, $170,000, and $123,000, respectively, have been expensed in the accompanying consolidated statements of operations related to these clinical studies. Through December 31, 2010, $46.3 million of this estimate has been paid. The timing of our expense recognition and future payments related to these agreements is dependent on the enrollment of patients and documentation received from the institutions.

We have various comprehensive agreements with collaborative partners that allow for the use of QS-21, an investigational adjuvant used in numerous vaccines under development for a variety of diseases including, but not limited to, hepatitis, HIV, influenza, cancer, Alzheimer's disease, malaria, and tuberculosis. These agreements grant exclusive worldwide rights in some fields of use, and co-exclusive or non-exclusive rights in others. The agreements call for royalties to be paid to us by the collaborative partner on the future sales of licensed vaccines that include QS-21.

On July 6, 2006, we and GlaxoSmithKline Biologicals SA ("GSK") entered into an expanded license agreement (the "GSK License Agreement") and an expanded Manufacturing Technology Transfer and Supply Agreement (the "2006 GSK Supply Agreement") for the use of QS-21. Under the terms of the agreements, we agreed to supply QS-21 to GSK through 2014. In addition, we agreed to transfer manufacturing technologies under the 2006 GSK Supply Agreement. In conjunction with the GSK License Agreement and the 2006 GSK Supply Agreement, we received a $3.0 million upfront non-refundable payment in July 2006. In February 2007, we received and recorded $2.0 million as revenue as a result of the achievement of a milestone related to the transfer of manufacturing technologies to GSK.

On July 20, 2007, we executed a letter (the "GSK Letter") with GSK amending the 2006 GSK Supply Agreement to accelerate GSK's commercial grade QS-21 manufacturing rights previously granted in July 2006. On January 16, 2009, we entered into an Amended and Restated Manufacturing Technology Transfer and Supply Agreement (the "Amended GSK Supply Agreement") reflecting the provisions of the letter. Accordingly, from the effective date of the GSK Letter, GSK has the right to manufacture all of its requirements of commercial grade QS-21. In addition, the parties have amended their purchase and supply obligations with respect to pre-commercial grade QS-21. In accordance with the terms of the Amended GSK Supply Agreement, upon our election, GSK is obligated to supply us (or our affiliates, licensees, or customers) certain quantities of commercial grade QS-21 for a stated period of time.

As consideration for our entering into the GSK Letter, we received a $2.0 million upfront non-refundable payment from GSK in August 2007, in lieu of a milestone payment that would have otherwise been payable under the 2006 GSK Supply Agreement. In addition, GSK is obligated to make payments to us totaling $5.25 million through December 2012, of which $3.5 million has been received, for manufacturing profits that were anticipated to have otherwise been earned under the 2006 GSK Supply Agreement. Except as expressly provided in the Amended GSK Supply Agreement, all other financial obligations of GSK under the 2006 GSK Supply Agreement, including royalty payments, remain unchanged. The Amended GSK Supply Agreement does not affect the rights and obligations of the parties under the GSK License Agreement. We are entitled to receive royalties on the net sales for a period of at least 10 years after the first commercial sale of a resulting GSK product.

During the years ended December 31, 2010, 2009, and 2008, we recognized revenue of $1.3 million each year related to payments received under our license and supply agreements with GSK. Deferred revenue of $3.6 million related to our agreements with GSK is included in deferred revenue on our consolidated balance sheet as of December 31, 2010.

Effective September 14, 2009, we entered into an Amended and Restated License Agreement ("Amended License Agreement") with Elan Corporation, plc and/or its affiliates ("Elan") and Elan Pharmaceuticals, Inc. On September 17, 2009, the Amended License Agreement was assigned to JANSSEN Alzheimer's Immunotherapy, a subsidiary of Johnson & Johnson. Under the terms of the Amended License Agreement assigned to JANSSEN Alzheimer Immunotherapy, they will have the right to develop, make, have made, use, sell, offer for sale, import, and have sold the Alzheimer's disease vaccine that contains QS-21 (the "Licensed Product"). In addition, pursuant to the terms of the Amended License Agreement, JANSSEN Alzheimer Immunotherapy has the right to manufacture all of its requirements of QS-21 for use in the Licensed Product and we have no further supply obligations. To date, we have received $1.5 million in upfront and milestone payments under this agreement and are entitled to receive future payments contingent upon successful milestone achievements. In addition, we are entitled to receive royalties on a country-by-country basis on net sales of the Licensed Product for a period of at least 10 years after first commercial sale in that country. Deferred revenue of $1.3 million related to this Amended License Agreement is included in deferred revenue on our consolidated balance sheet as of December 31, 2010.

(12) Certain Related Party Transactions

In March 1995, we entered into a consulting agreement with Dr. Pramod Srivastava, our founding scientist and a former member of our Board of Directors, and upon its expiration in March 2006, we entered into a new consulting agreement, effective March 28, 2006, with Dr. Srivastava. The agreement with Dr. Srivastava has an initial term of five years and is automatically extended for successive terms of one year unless either party notifies the other at least 90 days prior to the expiration of the original or any extension term that the agreement is not to be extended. The agreement may be terminated without cause by us during its term, subject to the payment of compensation for twelve months at the then current rate provided for under the agreement. In exchange for the timely performance of services, as defined in the agreement, Dr. Srivastava is entitled to receive compensation to be established by the Compensation Committee of the Agenus Board of Directors. During the year ended December 31, 2009, we paid Dr. Srivastava an additional $50,000 for his work related to our marketing authorization application submitted to the European Medicines Agency.

On January 9, 2008, we entered into the January 2008 private placement that included (i) 8,708,717 shares of common stock, (ii) warrants to acquire up to 8,708,717 shares of common stock at $3.00 per share, and (iii) unit warrants, which, if exercisable due to a triggering event as that term is defined in the applicable warrant, permit a holder to acquire up to 8,708,717 shares of common stock at $3.00 per share and additional ten-year warrants to acquire up to an additional 8,708,717 shares of common stock at $3.00 per share. In conjunction with this private placement, we sold 542,050 shares of common stock to Garo H. Armen, Ph.D., our Chairman and Chief Executive Officer, and 1,166,667 shares of common stock to Armen Partners LP. Garo H. Armen is general partner of Armen Partners LP and owns a controlling interest therein. In addition to the common stock acquired by Garo H. Armen and Armen Partners LP, each acquired an equal number of both warrants and unit warrants. The unit warrants expired unexercised on January 9, 2010.

(13) Leases

We lease manufacturing, research and development, and office facilities under various long-term lease arrangements. Rent expense (before sublease income) was $2.6 million, $2.9 million, and $2.9 million, for the years ended December 31, 2010, 2009, and 2008, respectively.

We lease a 162,000 square foot facility in Lexington, Massachusetts. We currently occupy 94,000 square feet of this facility. The future minimum rental payments under our leases of our New York City facility, which expires in 2012, and our Lexington headquarters, which expires in 2013, are as follows (in thousands).

Year ending December 31,	
2011	$2,224
2012	2,141
2013	1,406
Total	$5,771

In connection with the Lexington facility, we maintain a fully collateralized letter of credit of $1.0 million. No amounts have been drawn on the letter of credit as of December 31, 2010. In addition, for the office space in New York City, we were required to deposit $161,000 with the landlord as an interest-bearing security deposit pursuant to our obligations under the lease.

We sublet a portion of our Lexington and Framingham facilities and received rental payments of $1.1 million in 2010. For the years ended December 31, 2009, and 2008, we received sublease rental payments of $1.2 million in each period with respect to our subleased facilities. We are contractually entitled to receive rental payments of $530,000 and $309,000 in 2011 and 2012, respectively.

(14) Debt

As of December 31, 2010, we have $34.9 million in principal of debt outstanding: $34.7 million due in 2014 (2006 Notes), $100,000 due in 2025 (2005 Notes) and $146,000 currently due.

Convertible Notes—2006 Notes

On October 30, 2006 (the "Issuance Date"), we issued $25.0 million of the 2006 Notes to a group of accredited investors ("Investors"). These 2006 Notes bear interest at 8% (an effective rate of 8.10%) payable semi-annually on December 30 and June 30 in cash or, at our option, in additional notes or a combination thereof and had an original maturity date of August 30, 2011. During the years ended December 31, 2010, 2009 and 2008, we issued additional 2006 Notes in the amount of $2.6 million, $2.4 million and $2.2 million, respectively, as payment for interest due.

On November 11, 2008, we entered into an Amendment of Rights Agreement with the majority holder of our 2006 Notes. The Amendment of Rights Agreement amended the definition of an Event of Default under the 2006 Notes to exclude the redemption and repurchase of up to $15 million of our 2005 Notes and modified certain anti-dilutive rights of the holders of the 2006 Notes upon our issuance and sale of certain new securities up to the aggregate dollar amount expended by us for the repurchase of the 2005 Notes. On July 31 and August 3, 2009, the majority holder of our 2006 Notes agreed to waive certain anti-dilutive rights of the holders of the 2006 Notes upon our issuance and sale of certain new securities up to the aggregate dollar amount expended by us for the repurchase of the 2005 Notes during 2009. In connection with the waiver in August 2009, the fixed conversion price was adjusted from $3.50 to $3.00 per share. During 2010, the majority holder of our 2006 Notes agreed to again waive certain anti-dilutive rights of the holders of the 2006 Notes upon our issuance and sale of certain new securities up to the aggregate dollar amount expended by us for the repurchase of the 2005 Notes during 2010.

On February 23, 2011, we entered into a Ninth Amendment of Rights Agreement (the "Amendment") to the 2006 Notes. The Amendment extends the maturity date of the 2006 Notes to August 31, 2014, and waives the rights of the note holders to convert the 2006 Notes into our common stock. The Amendment also removes substantially all restrictions on us incurring indebtedness subordinate to the 2006 Notes and substantially all restrictions to issue our common stock. We have also agreed to waive our right to prepay these notes in the event that our shares trade at a weighted average price over $7.00 for a 30-day period.

As of December 31, 2010, the 2006 Notes were convertible into our common stock at a fixed conversion price of $3.00 per share at the option of the Investors. If, prior to the original maturity date of these notes, we were to issue or sell, or in accordance with the terms of the 2006 Notes we were deemed to have issued or sold, any shares of our common stock (including the issuance or sale of shares of our common stock owned or held by or for our account, but excluding certain excluded securities) for a consideration per share of less than $3.00 (the "New Issuance Price"), then immediately after such issuance, the fixed conversion price then in effect was to be reduced to an amount equal to a 16.66% premium to the New Issuance Price. Effective with the Amendment this conversion provision is removed from the terms of the 2006 Notes. The 2006 Notes can be converted into an interest in one of our wholly-owned subsidiaries that holds the rights or patents to QS-21 and HerpV. If converted into an interest of this subsidiary, the ownership interest in the subsidiary is determined by multiplying the quotient of the conversion amount divided by $25.0 million, by 30%.

Prior to the Amendment, at any time after October 30, 2009, we were able to call the 2006 Notes and accrued interest at face value for cash if our shares had a minimum average trading price during the prior 30-day period of $7.00 or higher. This provision was removed with the Amendment. If the Investors elect at any time to convert the 2006 Notes into ownership of the subsidiary holding the rights or patents to QS-21 and HerpV, we have the right, within 60 days, to redeem the 2006 Notes, including accrued interest, at a redemption price providing a 30-percent internal rate of return to the Investors. The 2006 Notes are secured by our equity ownership in this subsidiary.

Upon the maturity of the 2006 Notes, we may elect to repay the outstanding balance in cash or in common stock, subject to certain limitations. If we elect to satisfy the outstanding balance with common stock at maturity, the number of shares issued will be determined by dividing the cash obligation by 90 percent of the weighted average price of the common shares for the 20 trading days preceding the maturity date of the 2006 Notes. This right is subject to our market capitalization exceeding $300 million at such time.

In no event will any Investor be obligated to accept equity that would result in an Investor owning in excess of 9.99% of the Company's outstanding common stock at any given time in connection with any conversion, redemption, or repayment of the 2006 Notes. Prior to the Amendment, the note agreements included material restrictions on the Company's incurrence of debt and liens while the 2006 Notes were outstanding, as well as other customary covenants. The Amendment removes substantially all restrictions on the Company incurring indebtedness subordinate to the 2006 Notes. The note agreements also include a change of control provision whereby the holders of the 2006 Notes could require us to redeem all or a portion of the then outstanding 2006 Notes at a price equal to 101% of the conversion amount being redeemed and a right of first refusal provision for the holders of the 2006 Notes on any sales of equity of the subsidiary holding the rights or patents to QS-21 and HerpV, to purchase up to 50% of such sales of equity on the same terms as the third-party purchaser.

Prior to the Amendment, if we at any time on or after the Issuance Date subdivided (by any stock split, stock dividend, recapitalization, or otherwise) one or more classes of our outstanding shares of common stock into a greater number of shares, the fixed conversion price in effect immediately prior to such subdivision would have been proportionately reduced. If we at any time on or after the Issuance Date combined (by combination, reverse stock split, or otherwise) one or more classes of our outstanding shares of common stock into a smaller number of shares, the fixed conversion price in effect immediately prior to such combination would have been proportionately increased. If any event occurred of the type contemplated above but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights, or other rights with equity features), then our Board of Directors would have made an appropriate adjustment in the fixed conversion price then in effect so as to protect the rights of the holders of the 2006 Notes; provided that no such adjustment would have increased the fixed conversion price then in effect as otherwise determined. The Amendment removes these provisions from the terms of the 2006 Notes.

Convertible Notes—2005 Notes

On January 25, 2005, we issued $50.0 million of our 2005 Notes. Proceeds from the sale of the 2005 Notes were approximately $48.0 million net of issuance costs. Issuance costs are being amortized using the effective interest method over seven years, the expected life of the 2005 Notes based on the earliest date on which the holders can require redemption. During 2008, we repurchased $11.8 million in principal of these 2005 Notes for $2.9 million plus accrued interest of $178,000. We recorded a gain of $7.7 million in non-operating income, which is net of related debt issuance costs that were relieved. During 2009, we repurchased $18.2 million in principal of our 2005 Notes for $255,000 and approximately 5,482,000 shares of our common stock. In connection with these 2009 repurchases we recorded a net gain of $2.7 million in non-operating income, which is comprised of inducement expense of $9.8 million and a gain on extinguishment of debt of $12.5 million. During 2010, we repurchased $19.9 million in principal of the 2005 Notes for $6.2 million and approximately 9,643,000 shares of our common stock. In connection with these 2010 repurchases we recorded a net gain of $2.8 million in non-operating income, which is comprised of inducement expense of $8.9 million and a gain on extinguishment of debt of $11.7 million. At December 31, 2010, $100,000 of the 2005 Notes remains outstanding.

The 2005 Notes, which mature in 2025, bear interest payable semi-annually on February 1 and August 1 of each year, at a rate of 5.25% per annum (an effective rate of 5.94%) and are convertible into common stock at an initial conversion price of $10.76 per share. On or after February 1, 2012, we may redeem the 2005 Notes for cash, at a redemption price equal to 100% of the principal amount of the 2005 Notes, plus any accrued and unpaid interest. On each of February 1, 2012, February 1, 2015 and February 1, 2020, holders may require us to purchase their 2005 Notes for cash equal to 100% of the principal amount of the 2005 Notes, plus any accrued and unpaid interest. At December 31, 2010, $100,000 of the 2005 Notes remain outstanding.

Convertible Notes—Conversion Option

As of January 1, 2009, we adopted revised guidance that addressed certain matters applicable to convertible debt instruments and retrospectively applied this change in accounting to all prior periods presented for which we had applicable outstanding convertible debt, as required by this new guidance. Under this new method of accounting, the debt and equity components of our 2005 Notes and our 2006 Notes are bifurcated and accounted for separately based on the fair value and related interest rate of a non-convertible debt security with the same terms. The fair value of a non-convertible debt instrument at the original issuance dates of our 2005 Notes and our 2006 Notes was determined to be $42.6 million and $23.6 million, respectively. The equity (conversion options) components of our convertible debt securities have been included in additional paid-in capital on our consolidated balance sheet and, accordingly, the initial carrying value of the debt securities was reduced by $8.8 million. Our previously reported net loss for the years ended December 31, 2008 was increased by $2.1 million primarily due to recognizing the accretion of the reduced carrying values of our convertible debt securities to their face amount as additional non-cash interest expense.

Additionally, as a result of the adoption of revised guidance for evaluating when adjustment features within contracts are considered to be equity-indexed, as of January 1, 2009, the conversion feature embedded in our 2006 Notes is now treated as a derivative liability and recorded at its fair value, with period to period changes in the fair value recorded as a gain or loss in our consolidated statement of operations. Accordingly, upon adoption we recorded a reduction to additional paid-in capital of $1.4 million, an increase to debt discount of $1.3 million, a derivative liability of $2.7 million, and a charge to opening accumulated deficit of $21,000. As of December 31, 2010 and 2009, our debt discount balance was $720,000, and $2.5 million, respectively. During the year ended December 21, 2010, we recorded a gain of $1.9 million due to the change in the fair value of the derivative. For the year ended December 31, 2009, we recorded a charge to other income of $48,000 due to changes in the fair value of the derivative and noncash interest expense of $1.3 million due to the adoption of this revised guidance.

Other

At December 31, 2010, approximately $146,000 of debentures we assumed in our merger with Aquila Biopharmaceuticals are outstanding. These debentures carry interest at 7% and are callable by the holders. Accordingly they are classified as part of the current portion of long-term debt.

(15) Fair Value Measurements

We measure fair value based on a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

Level 2—Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and models for which all significant inputs are observable, either directly or indirectly; and

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary among the various types of financial assets and liabilities. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level input that is significant to the overall fair value measurement.

We measure our short-term investments and derivative liability at fair value. Our short-term investments are comprised of U.S. Treasury securities that are valued using quoted market prices with no valuation adjustments applied. Accordingly, these securities are categorized in Level 1. Our derivative liability is classified within Level 3 because it is valued using a modified Black-Scholes model due to the potential at December 31, 2010 for the note holders to convert into shares of either our common stock or an interest in on of our wholly-owned subsidiaries. Certain inputs into this model were valued using a combination of income and market approaches which are unobservable in the market and are significant.

The estimated fair values of all of our financial instruments, excluding long-term debt, approximate their carrying amounts in the consolidated balance sheets. The fair value of our long-term debt was derived by evaluating the nature and terms of each note and considering the prevailing economic and market conditions at the balance sheet date.

Liabilities measured at fair value are summarized below (in thousands):

Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Liabilities:			
Derivative Liability	$755	—	$755

Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Assets:			
Short-term investments	$9,998	$9,998	—
Liabilities:			
Derivative Liability	$2,665	—	$2,665

The following table presents our liabilities measured at fair value using significant unobservable inputs (Level 3), as of December 31, 2010 (amounts in thousands):

Balance, December 31, 2009	$ 2,665
Decrease in fair value for the year ended December 31, 2010	(1,910)
Balance, December 31, 2010	$ 755

The decrease in fair value of the derivative liability is included in non-operating income in our consolidated statement of operations for the year ended December 31, 2010.

As of December 31, 2010, $100,000 in principal of the 2005 Notes are outstanding with an estimated fair value of $87,000 based on recent market transactions. As of December 31, 2010, $34.7 million in principal of the 2006 Notes are outstanding with a fair value of the debt portion exclusive of the conversion option estimated to be $30.8 million based on a present value methodology.

(16) Contingencies

Agenus, our Chairman and CEO, Garo H. Armen, Ph.D., and two investment banking firms that served as underwriters in our initial public offering were named as defendants in a federal civil class action lawsuit in the United States District Court for the Southern District of New York. Substantially similar actions were filed concerning the initial public offerings for more than 300 different issuers, and the cases were coordinated for pre-trial purposes as In re Initial Public Offering Securities Litigation, 21 MC 92. The suit alleges that the brokerage arms of the investment banking firms charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the investment banking firms' customers based upon agreements by such customers to purchase additional shares of our stock in the secondary market. The parties have reached a global settlement of the litigation. Under the settlement, the insurers will pay the full amount of settlement share allocated to the defendants, and the defendants will bear no financial liability. Agenus and the other defendants will receive complete dismissals from the case. In October 2009, the Court entered an order granting final approval of the settlement, and subsequently judgment was entered. Various objectors have filed appeals. If for any reason the settlement does not become effective, we believe we have meritorious defenses to the claims and intend to defend the action vigorously. We are unable to predict the likelihood of an unfavorable outcome or estimate our potential liability, if any. No accrual has been recorded at December 31, 2010 for this action.

We may currently be, or may become a party, to other legal proceedings as well. While we currently believe that the ultimate outcome of any of these proceedings will not have a material adverse effect on our financial position, results of operations, or liquidity, litigation is subject to inherent uncertainty. Furthermore, litigation consumes both cash and management attention.

(17) 401(k) Plan

We sponsor a defined contribution 401(k) savings plan for all eligible employees, as defined. Participants may contribute up to 60% of their compensation, as defined in the savings plan, with a maximum contribution of $16,500 for individuals under 50 years old and $22,000 for individuals 50 years old and older in 2010. Each participant is fully vested in his or her contributions and related earnings and losses. The Company matched 50% of the participant's contribution, subject to a maximum of 6% of compensation through February 2009. Such matching contributions vest over four years. In 2010 we made a discretionary contribution to the savings plan of approximately $42,000. For the years ended December 31, 2010, 2009, and 2008, we expensed $42,000, $37,000, and $163,000, respectively, for the Company's contributions to the 401(k) plan.

(18) Restructuring Costs

On February 2, 2009, we initiated a plan of restructuring that resulted in a reduction of our workforce by approximately 20%, or 19 positions. We engaged in this workforce reduction in order to reduce operating expenses in light of market conditions and to focus our resources on near-term commercial opportunities. This restructuring action resulted in total charges of approximately $177,000 in severance and outplacement expenses in the quarter ended March 31, 2009, with $42,000 included in research and development expenses and $135,000 included in general and administrative expenses in our consolidated statement of operations. The charge to operations was reduced by $10,000 during the quarter ended June 30, 2009 based on actual activities. All amounts were paid during 2009.

(19) Quarterly Financial Data (Unaudited)

	Quarter Ended,			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)			
2010				
Revenue	$ 936	$ 806	$ 624	$ 994
Net loss	(8,811)	(4,972)	(5,707)	(2,416)
Net loss attributable to common stockholders	(9,009)	(5,170)	(5,905)	(2,613)
Per common share, basic and diluted:				
Net loss attributable to common stockholders	$ (0.10)	$ (0.05)	$ (0.06)	$ (0.03)

	Quarter Ended,			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)			
2009				
Revenue	$ 621	$ 1,270	$ 896	$ 547
Net (loss) income	(9,476)	(12,087)	(10,612)	1,858
Net (loss) income attributable to common stockholders	(9,674)	(12,285)	(10,810)	1,661
Per common share, basic and diluted:				
Net (loss) income attributable to common stockholders	$ (0.14)	$ (0.17)	$ (0.13)	$ 0.02

Net (loss) income attributable to common stockholders per share is calculated independently for each of the quarters presented. Therefore, the sum of the quarterly net loss per share amounts will not necessarily equal the total for the full fiscal year.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were functioning effectively as of the end of the period covered by this Annual Report on Form 10-K to provide reasonable assurance that the Company can meet its disclosure obligations.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

KPMG LLP, our independent registered public accounting firm, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Agenus Inc.:

We have audited Agenus Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Agenus Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Agenus Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agenus Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 16, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Boston, Massachusetts
March 16, 2011

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The response to this item is incorporated by reference from "Executive Officers of the Registrant" found in Part I of this Annual Report on Form 10-K, following Item 4 of this Annual Report on Form 10-K, and from sections entitled "Proposal 1 – Election of Directors," "Our Corporate Governance," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement relating to our 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our 2010 fiscal year (the "2011 Proxy Statement").

Item 11. ***Executive Compensation***

The response to this item is incorporated by reference into this Annual Report on Form 10-K from sections entitled "Our Corporate Governance," "Compensation Discussion and Analysis," "Compensation Committee Report," "Compensation of Executive Officers," and "Director Compensation" in our 2011 Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The response to this item is incorporated by reference into this Annual Report on Form 10-K from sections entitled "Equity Plans" and "Ownership of Our Common Stock" in our 2011 Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The response to this item is incorporated by reference into this Annual Report on Form 10-K from the sections entitled "Our Corporate Governance" and "Certain Relationships and Related Transactions" in our 2011 Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The response to this item is incorporated by reference into this Annual Report on Form 10-K from the section entitled "Proposal 3—Ratify the Appointment of KPMG LLP as our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2011" in our 2011 Proxy Statement.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) 1. *Consolidated Financial Statements*

The consolidated financial statements are listed under Item 8 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules*

The financial statement schedules required under this Item and Item 8 are omitted because they are not applicable or the required information is shown in the consolidated financial statements or the footnotes thereto.

3. *Exhibits*

The exhibits are listed below under Part IV Item 15(b).

(b) Exhibits

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Antigenics Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 10, 2002 and incorporated herein by reference.
3.1.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Antigenics Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 11, 2007 and incorporated herein by reference.
3.1.2	Certificate of Ownership and Merger changing the name of the corporation to Agenus Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on January 6, 2011 and incorporated herein by reference.
3.2	Fifth Amended and Restated By-laws of Agenus Inc. Filed as Exhibit 3.2 to our Current Report on Form 8-K (File No. 0-29089) filed on January 6, 2011 and incorporated herein by reference.
3.3	Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock of Agenus Inc. filed with the Secretary of State of the State of Delaware on September 24, 2003. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on September 25, 2003 and incorporated herein by reference.
3.4	Certificate of Designations, Preferences and Rights of the Class B Convertible Preferred Stock of Agenus Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on September 5, 2007 and incorporated herein by reference.
4.1	Form of Common Stock Certificate. Filed as Exhibit 4.1 to our Current Report on Form 8-K (File No. 0-29089) filed on January 6, 2011 and incorporated herein by reference.
4.2	Indenture, dated January 25, 2005, between the Registrant and HSBC Bank USA, National Association. Filed as Exhibit 4.1 to our Current Report on Form 8-K (File No. 0-29089) filed on January 25, 2005 and incorporated herein by reference.
4.3	Registration Rights Agreement, dated January 25, 2005, between the Registrant and the initial purchasers. Filed as Exhibit 4.2 to our Current Report on Form 8-K (File No. 0-29089) filed on January 25, 2005 and incorporated herein by reference.
4.4	Form of Amended and Restated Note under the Securities Purchase Agreement dated as of October 30, 2006 (as amended), by and among Agenus Inc. Inc., a Delaware corporation and the investors listed on the Schedule of Buyers thereto. Filed herewith.

Exhibit No.	Description
4.5	Form of Amended and Restated PIK Note under the Securities Purchase Agreement dated as of October 30, 2006 (as amended), by and among Agenus Inc. Inc., a Delaware corporation and the investors listed on the Schedule of Buyers thereto. Filed herewith.
4.6	Pledge of Security Agreement dated as of October 30, 2006 by and among Agenus Inc. Inc., a Delaware corporation and the investors listed on the Schedule of Buyers thereto. Filed as Exhibit 4.3 to our Current Report on Form 8-K (File No. 0-29089) filed on October 31, 2006 and incorporated herein by reference.
4.7	Guaranty dated as of October 30, 2006 by and between Agenus Inc. Inc., a Massachusetts corporation and Ingalls & Snyder LLC, as Collateral Agent for the Buyers. Filed as Exhibit 4.4 to our Current Report on Form 8-K (File No. 0-29089) filed on October 31, 2006 and incorporated herein by reference.
4.8	Guaranty dated as of October 30, 2006 by and between Aronex Pharmaceuticals, Inc. and Ingalls & Snyder LLC, as Collateral Agent for the Buyers. Filed as Exhibit 4.5 to our Current Report on Form 8-K (File No. 0-29089) filed on October 31, 2006 and incorporated herein by reference.
4.9	Securities Purchase Agreement dated as of October 30, 2006 by and among Agenus Inc. Inc., a Delaware corporation and the investors listed on the Schedule of Buyers thereto. Filed as Exhibit 4.6 to our Current Report on Form 8-K (File No. 0-29089) filed on October 31, 2006 and incorporated herein by reference.
4.10	Form of Warrant under the Securities Purchase Agreement dated January 9, 2008. Filed as Exhibit 4.1 to our Current Report on Form 8-K (File No. 0-29089) filed on January 11, 2008 and incorporated herein by reference.
4.11	Purchase Agreement dated August 31, 2007 by and between Agenus Inc. and Fletcher International. Filed as Exhibit 99.1 to our Current Report on Form 8-K (File No. 0-29089) filed on September 5, 2007 and incorporated herein by reference.
4.12	Securities Purchase Agreement dated April 8, 2008. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on April 10, 2008 and incorporated herein by reference.
4.13	Form of Warrant to purchase common stock dated April 9, 2008. Filed as Exhibit 4.1 to our Current Report on Form 8-K (File No. 0-29089) filed on April 10, 2008 and incorporated herein by reference.
4.14	Securities Purchase Agreement by and between Agenus Inc. and the investors identified on Schedule I attached to the agreement, dated January 9, 2008. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on January 11, 2008 and incorporated herein by reference.
4.15	Form of 4 Year Warrant under the Securities Purchase Agreement dated July 30, 2009. Filed as Exhibit 4.2 to our Current Report on Form 8-K (File No. 0-29089) filed on August 3, 2009 and incorporated herein by reference.
4.16	Form of 4 Year Warrant under the Securities Purchase Agreement dated August 3, 2009. Filed as Exhibit 4.2 to our Current Report on Form 8-K (File No. 0-29089) filed on August 5, 2009 and incorporated herein by reference.
4.17	Ninth Amendment of Rights with respect to Events of Default and Issuance of Other Securities by and between Agenus Inc. and Ingalls & Snyder Value Partners L.P. dated February 23, 2011. Filed herewith.

Exhibit No.	Description
10.1*	1999 Equity Incentive Plan, as amended. Filed as Exhibit 10.1 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2008 and incorporated herein by reference.
10.1.2*	Form of Non-Statutory Stock Option. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on December 15, 2004 and incorporated herein by reference.
10.1.3*	Form of 2007 Restricted Stock Award Agreement. Filed as Exhibit 10.1.5 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2007 and incorporated herein by reference.
10.1.4*	Form of 2008 Restricted Stock Award Agreement. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on March 11, 2008 and incorporated herein by reference.
10.1.5*	Sixth Amendment to the Agenus Inc. 1999 Equity Incentive Plan. Filed as Appendix D to our Definitive Proxy Statement on Schedule 14A filed on April 27, 2009 and incorporated herein by reference.
10.2*	1999 Employee Stock Purchase Plan, as amended. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 11, 2007 and incorporated herein by reference.
10.3	Founding Scientist's Agreement between Agenus Inc. and Pramod K. Srivastava, Ph.D. dated March 28, 1995. Filed as Exhibit 10.3 to our registration statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.
10.3.1(1)	Amendment to Founding Scientist's Agreement dated January 1, 2003. Filed as Exhibit 10.29 to our Annual Report on Form 10-K (File No. 0-29089) for the year ended December 31, 2002 and incorporated herein by reference.
10.4	Form of Indemnification Agreement between Agenus Inc. and its directors and executive officers. These agreements are materially different only as to the signatories and the dates of execution. Filed as Exhibit 10.4 to our registration statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.
10.4.1	Current schedule indentifying the directors and executive officers who are party to an Indemnification Agreement, the form of which was filed as Exhibit 10.4 to our registration statement on Form S-1 (File No. 333-91747). Filed herewith.
10.5(1)	Patent License Agreement between Agenus Inc. and Mount Sinai School of Medicine dated November 1, 1994, as amended on June 5, 1995. Filed as Exhibit 10.8 to our registration statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.
10.6(1)	Sponsored Research and Technology License Agreement between Agenus Inc. and Fordham University dated March 28, 1995, as amended on March 22, 1996. Filed as Exhibit 10.9 to our registration statement on Form S-1 (File No. 333-91747) and incorporated herein by reference.
10.7	Lease of Premises at 3 Forbes Road, Lexington, Massachusetts dated as of December 6, 2002 from BHX, LLC, as Trustee of 3 Forbes Realty Trust, to Agenus Inc. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on January 8, 2003 and incorporated herein by reference.
10.7.1	First Amendment of Lease dated as of August 15, 2003 from BHX, LLC, as trustee of 3 Forbes Road Realty, to Agenus Inc. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2004 and incorporated herein by reference.

Exhibit No.	Description
10.7.2	Second Amendment of Lease dated as of March 7, 2007 from BHX, LLC as trustee of 3 Forbes Road Realty, to Agenus Inc. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2007 and incorporated herein by reference.
10.7.3	Third Amendment to Lease dated April 23, 2008 between TBCI, LLC, as successor to BHX, LLC, as Trustee of 3 Forbes Road Realty Trust, and Agenus Inc. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2008 and incorporated herein by reference.
10.7.4	Fourth Amendment to Lease dated September 30, 2008 between TBCI, LLC, as successor to BHX, LLC, as Trustee of 3 Forbes Road Realty Trust, and Agenus Inc. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2008 and incorporated herein by reference.
10.8*	Agenus Inc. Directors' Deferred Compensation Plan, as amended. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on June 11, 2007 and incorporated herein by reference.
10.8.1*	Third Amendment to Directors' Deferred Compensation Plan. Filed as Appendix E to our Definitive Proxy Statement on Schedule 14A filed on April 27, 2009 and incorporated herein by reference.
10.8.2*	Fourth Amendment to Directors' Deferred Compensation Plan. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on December 14, 2010 and incorporated herein by reference.
10.9(1)	License Agreement between the University of Connecticut Health Center and Agenus Inc. dated May 25, 2001, as amended on March 18, 2003. Filed as Exhibit 10.2 to the Amendment No. 1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2003 and incorporated herein by reference.
10.9.1(1)	Letter Agreement by and between Agenus Inc. and The University of Connecticut Health Center dated May 11, 2009. Filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.
10.9.2(1)	Amendment Number Two to License Agreement by and between Agenus Inc. and The University of Connecticut Health Center dated June 5, 2009. Filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.
10.10*	Employment Agreement dated February 20, 2007 between Agenus Inc. and Shalini Sharp. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on February 26, 2007 and incorporated herein by reference.
10.10.1*	First Amendment to Employment Agreement dated July 2, 2009 between Agenus Inc. and Shalini Sharp. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2009 and incorporated herein by reference.
10.10.2*	Second Amendment to Employment Agreement dated December 15, 2010 between Agenus Inc. and Shalini Sharp. Filed herewith.
10.11*	Employment Agreement dated February 20, 2007 between Agenus Inc. and Kerry Wentworth. Filed as Exhibit 10.2 to our Current Report on Form 8-K (File No. 0-29089) filed on February 26, 2007 and incorporated herein by reference.

Exhibit No.	Description
10.11.1*	First Amendment to Employment Agreement dated July 2, 2009 between Agenus Inc. and Kerry Wentworth. Filed as Exhibit 10.4 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2009 and incorporated herein by reference.
10.11.2*	Second Amendment to Employment Agreement dated December 15, 2010 between Agenus Inc. and Kerry Wentworth. Filed herewith.
10.12*	Employment Agreement dated December 1, 2005 between Agenus Inc. and Garo Armen. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on December 7, 2005 and incorporated herein by reference.
10.12.1*	First Amendment to Employment Agreement dated July 2, 2009 between Agenus Inc. and Garo Armen. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2009 and incorporated herein by reference
10.12.2*	Second Amendment to Employment Agreement dated December 15, 2010 between Agenus Inc. and Garo Armen. Filed herewith.
10.13*	Amended and Restated Executive Change-in-Control Plan. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on November 3, 2010 and incorporated herein by reference.
10.14*	2004 Executive Incentive Plan, as amended. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on January 27, 2011 and incorporated herein by reference.
10.15*	Consulting Agreement dated March 28, 2006 between Agenus Inc. and Pramod Srivastava. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on March 28, 2006 and incorporated herein by reference.
10.16(1)	License Agreement by and between Agenus Inc. and GlaxoSmithKline Biologicals SA dated July 6, 2006. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2006 and incorporated herein by reference.
10.17	Standard Form of Loft Lease effective October 24, 2006 between 162 Fifth Avenue Associates LLC and Agenus Inc. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2006 and incorporated herein by reference.
10.18	Form of the Johns Hopkins University Uniform Provisions for Board Service. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on September 15, 2006 and incorporated herein by reference.
10.19	At Market Issuance Sales Agreement between Antigenics Inc. and McNicoll, Lewis & Vlak LLC and Wm Smith & Co., dated February 26, 2010. Filed as Exhibit 1.1 to our Current Report on Form 8-K (File No. 0-29089) filed on March 1, 2010 and incorporated herein by reference.
10.20*	Employment Agreement dated September 16, 2008 between Agenus Inc. and Karen Valentine. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on September 19, 2008 and incorporated herein by reference.
10.20.1*	First Amendment to Employment Agreement dated July 2, 2009 between Agenus Inc. and Karen Valentine. Filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2009 and incorporated herein by reference.
10.20.2*	Second Amendment to Employment Agreement dated December 15, 2010 between Agenus Inc. and Karen Valentine. Filed herewith.

Exhibit No.	Description
10.21(1)	Amended and Restated License Agreement by and between Antigenics Inc., a Massachusetts corporation and wholly owned subsidiary of Agenus Inc., Elan Pharma International Limited, and Elan Pharmaceuticals, Inc. dated September 14, 2009. Filed as Exhibit 10.5 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2009 and incorporated herein by reference.
10.22	Notice of Assignment of Amended and Restated License Agreement by and between Antigenics Inc., a Massachusetts corporation and wholly owned subsidiary of Agenus Inc., Elan Pharma International Limited, and Elan Pharmaceuticals, Inc. dated September 17, 2009. Filed as Exhibit 10.6 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2009 and incorporated herein by reference.
10.23(1)	Supply Agreement by and between Agenus Inc. and ISSI-Strategy LLC dated July 9, 2009. Filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended September 30, 2009 and incorporated herein by reference.
10.24(1)	Binding Letter of Intent by and between Agenus Inc. and ISSI-Strategy dated May 24, 2009. Filed as Exhibit 10.7 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.
10.25	Securities Purchase Agreement dated as of July 30, 2009 by and among Agenus Inc. and the investors listed on the Schedule of Buyers thereto. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on August 3, 2009 and incorporated herein by reference.
10.26	Securities Purchase Agreement dated as of August 3, 2009 by and among Agenus Inc. and the investors listed on the Schedule of Buyers thereto. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on August 5, 2009 and incorporated herein by reference.
10.27(1)	Amended and Restated Manufacturing Technology Transfer and Supply Agreement by and between Agenus Inc. and GlaxoSmithKline Biologicals SA dated January 19, 2009. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2009 and incorporated herein by reference.
10.28*	Summary of oral agreement between Garo H. Armen, PhD and Agenus Inc. Agenus Inc. modifying the base salary of Dr. Armen. Filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended March 31, 2009 and incorporated herein by reference.
10.29	Securities Exchange Agreement by and between Agenus Inc. and Tang Capital Partners, LP dated June 3, 2009. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.
10.30	Securities Exchange Agreement by and between Agenus Inc. and The Conus Fund L.P., The Conus Fund Offshore Master Fund Ltd., and The Conus Fund (QP) L.P. dated June 4, 2009. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.
10.31	Securities Exchange Agreement by and between Agenus Inc. and The Wolverine Convertible Arbitrage Fund Trading Limited dated June 4, 2009. Filed as Exhibit 10.3 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2009 and incorporated herein by reference.
10.32*	Agenus Inc. 2009 Equity Incentive Plan. Filed as Appendix A to our Definitive Proxy Statement on Schedule 14A filed on April 27, 2009 and incorporated herein by reference.

Exhibit No.	Description
10.32.1*	Form of Restricted Stock Agreement for the Agenus Inc. Agenus Inc. 2009 Equity Incentive Plan. Filed as Exhibit 10.2 to our Current Report on Form 8-K (File No. 0-29089) filed on June 15, 2009 and incorporated herein by reference.
10.32.2*	Form of Stock Option Agreement for the Agenus Inc. 2009 Equity Incentive Plan. Filed as Exhibit 10.3 to our Current Report on Form 8-K (File No. 0-29089) filed on June 15, 2009 and incorporated herein by reference.
10.33*	Agenus Inc. 2009 Employee Stock Purchase Plan. Filed as Appendix B to our Definitive Proxy Statement on Schedule 14A filed on April 27, 2009 and incorporated herein by reference.
10.34	Landlord, Sublessor and Sublessee Agreement dated August 4, 2010 between Agenus Inc., Cubist Pharmaceuticals, Inc., and TBCI, LLC, as Trustee of 3 Forbes Road Realty Trust. Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2010 and incorporated herein by reference.
10.35	Sublease Agreement by and between Agenus Inc. and Cubist Pharmaceuticals, Inc. dated July 30, 2010. Filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 0-29089) for the quarter ended June 30, 2010 and incorporated herein by reference.
10.36	Form of Subscription Agreement. Filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089) filed on December 14, 2010 and incorporated herein by reference.
10.37	Securities Exchange Agreement by and between Agenus Inc. and Invus Public Equities L.P. dated April 22, 2010. Filed herewith.
10.38	Securities Exchange Agreement by and between Agenus Inc. and Bruce Fund Inc. dated November 18, 2010. Filed herewith.
10.39	Securities Exchange Agreement by and between Agenus Inc. and Professional Life and Casualty dated November 18, 2010. Filed herewith.
10.40	Securities Repurchase Agreement by and between Agenus Inc. and Ingalls & Snyder Value Partners L.P. dated December 7, 2010. Filed herewith.
10.41	Securities Exchange Agreement by and between Agenus Inc. and Ingalls & Snyder Value Partners L.P. dated December 28, 2010. Filed herewith.
21	Subsidiaries of Agenus Inc. Filed herewith.
23	Consent of KPMG LLP, independent registered public accounting firm. Filed herewith.
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended. Filed herewith.
31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended. Filed herewith.
32.1(2)	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Submitted herewith.

* Indicates a management contract or compensatory plan.

(1) Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act or Rule 24b-2 of the Securities Exchange Act.

(2) This certification accompanies the Annual Report on Form 10-K and is not filed as part of it.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGENUS INC.

By: /s/ GARO H. ARMEN, PH.D.
Garo H. Armen, Ph.D.
Chief Executive Officer and Chairman of the Board

Dated: March 16, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated as of March 16, 2011.

Signature	Title
/s/ GARO H. ARMEN, PH.D. **Garo H. Armen, Ph.D.**	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
/s/ SHALINI SHARP **Shalini Sharp**	Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ CHRISTINE M. KLASKIN **Christine M. Klaskin**	Vice President, Finance (Principal Accounting Officer)
/s/ BRIAN CORVESE **Brian Corvese**	Director
/s/ TOM DECHAENE **Tom Dechaene**	Director
/s/ JOHN HATSOPOULOS **John Hatsopoulos**	Director
/s/ WADIH JORDAN **Wadih Jordan**	Director
/s/ HYAM I. LEVITSKY, MD **Hyam I. Levitsky, MD**	Director
/s/ TIMOTHY ROTHWELL **Timothy Rothwell**	Director
/s/ TIMOTHY R. WRIGHT **Timothy R. Wright**	Director

Exhibit 31.1

Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

I, Garo H. Armen, certify that:

1. I have reviewed this Annual Report on Form 10-K of Agenus Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles;

   c. evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 16, 2011

/s/ GARO H. ARMEN, PH.D.

Garo H. Armen, Ph.D.
Chief Executive Officer

Exhibit 31.2

Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

I, Shalini Sharp, certify that:

1. I have reviewed this Annual Report on Form 10-K of Agenus Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles;
   c. evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent function):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 16, 2011

/s/ SHALINI SHARP

Shalini Sharp
Chief Financial Officer

Exhibit 32.1

Certification
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Agenus Inc. (the "Company") for the year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned to his/her knowledge hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GARO H. ARMEN

Garo H. Armen, Ph.D.
Chief Executive Officer

/s/ SHALINI SHARP

Shalini Sharp
Chief Financial Officer

Date: March 16, 2011

A signed original of this written statement required by Section 906 has been provided to Antigenics Inc. and will be retained by Agenus Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished to the Securities and Exchange Commission as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2010 and should not be considered filed as part of the Annual Report on Form 10-K.

agenus

Notice of 2011 Annual Meeting
and
Proxy Statement

AGENUS INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date June 15, 2011

Time 5:00 P.M., Eastern Time

Place Agenus Inc., 3 Forbes Road, Lexington, Massachusetts 02421

Webcast Go to *http://www.agenusbio.com/investors* starting at 5:00 P.M., Eastern Time on June 15, 2011. The webcast will be archived on our website for at least three months after the date of the 2011 Annual Meeting.

Proposals

1. To elect Garo H. Armen, PhD, Tom Dechaene, and John Hatsopoulos as Class II directors, each for a term of three years expiring in 2014.
2. To approve an amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company's common stock at the discretion of the Board of Directors.
3. To approve an amendment to our Director's Deferred Compensation Plan (as amended) to increase the number of shares authorized for issuance under such plan.
4. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011.
5. To approve, in a non-binding advisory vote, the compensation of the Company's named executive officers.
6. To hold an advisory vote on the frequency of future advisory votes on compensation of the Company's named executive officers.
7. To consider any other business as may properly come before the 2011 Annual Meeting of Stockholders or any postponement or adjournment of the meeting.

Record Date You are entitled to vote if you were a stockholder of record on April 18, 2011.

A list of stockholders entitled to vote will be open for examination by any stockholder for any purpose germane to the 2011 Annual Meeting of Stockholders for ten days before the meeting during ordinary business hours at our principal offices at 3 Forbes Road, Lexington, Massachusetts 02421.

It is important that your shares be represented at the 2011 Annual Meeting of Stockholders. Therefore, whether or not you plan to attend the meeting, please complete your proxy and return it to us. If you attend the meeting and wish to vote in person, your proxy will not be used. Stockholders may also vote their shares over the internet or by telephone. Instructions for internet or telephonic voting are printed on your proxy card.

We are pleased to take advantage of Securities and Exchange Commission rules that allow us to furnish these proxy materials and our Annual Report on Form 10-K to stockholders on the internet. We believe that posting these materials on the internet enables us to provide stockholders with the information that they need more quickly, while lowering our costs of printing and delivery and reducing the environmental impact of our annual meetings of stockholders.

By order of the Board of Directors,

Karen Higgins Valentine, *Secretary*

May 3, 2011

TABLE OF CONTENTS

AGENUS INC.
3 Forbes Road
Lexington, Massachusetts
Telephone: (781) 674-4400

PROXY STATEMENT

MAY 3, 2011

This proxy statement contains information about the 2011 Annual Meeting of Stockholders of Agenus Inc. (the "2011 Annual Meeting"), including any postponements or adjournments of the meeting. The 2011 Annual Meeting will be held at Agenus Inc., 3 Forbes Road, Lexington, Massachusetts 02421 on June 15, 2011 at 5:00 P.M., Eastern Time.

In this proxy statement, we refer to Agenus Inc. as "Agenus," "us", "we" or the "Company."

In accordance with the "e-proxy" rules approved by the Securities and Exchange Commission ("SEC") and in connection with the solicitation of proxies by our Board of Directors, we first sent a Notice of Internet Availability of Proxy Materials on or about May 3, 2011 and provided access to our proxy materials (consisting of this proxy statement, our Annual Report on Form 10-K for the year ended December 31, 2010 and a form of proxy) over the internet, beginning on May 3, 2011, to each stockholder entitled to vote at the 2011 Annual Meeting. We intend to mail to requesting stockholders full sets of our proxy materials (consisting of this proxy statement, our Annual Report on Form 10-K for the year ended December 31, 20010 and a form of proxy) on or about May 3, 2011.

Our Annual Report on Form 10-K for the year ended December 31, 2010 is also available on the "Investors" section of our corporate website at *http://www.agenusbio.com/investors* and through the SEC's EDGAR system at *http://www.sec.gov*. To request a printed copy of our Annual Report on Form 10-K, which we will provide to you without charge, write to Investor Relations, Agenus Inc., 3 Forbes Road, Lexington, MA 02421. No material on our website is part of this proxy statement.

VOTING PROCEDURES

YOUR VOTE IS IMPORTANT. PLEASE TAKE THE TIME TO VOTE. Stockholders have a choice of voting over the internet, by telephone, by mail using a proxy card, or in person at the 2011 Annual Meeting. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting methods available to you. **If you vote over the internet, by telephone, or in person at the 2011 Annual Meeting, you do not need to return your proxy card.**

Who can vote?

Each share of our common stock that you owned as of the close of business on April 18, 2011, the record date, entitles you to one vote on each matter to be voted upon at the 2011 Annual Meeting. On the record date, there were 113,337,624 shares of Agenus common stock issued, outstanding, and entitled to vote.

Why did I receive a one-page notice in the mail regarding the internet availability of proxy materials instead of a full set of printed proxy materials?

Pursuant to the "notice and access" rules adopted by the SEC, we provide stockholders access to our proxy materials over the internet. Accordingly, we sent a Notice of Internet Availability of Proxy Materials ("Notice") to all of our stockholders as of the record date. The Notice includes instructions on how to access our proxy materials over the internet and how to request a printed copy of these materials. In addition, by following the instructions in the Notice, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings of stockholders on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

How do I vote?

If your shares are registered directly in your name, you may vote:

- **Over the internet.** Go to the website of our tabulator, Broadridge Financial Solutions, Inc. ("Broadridge"), at *http://www.proxyvote.com* and follow the instructions you will find there. You must specify how you want your shares voted or your internet vote cannot be completed and you will receive an error message. Your shares will be voted according to your instructions. If you vote over the internet, your vote must be received by 11:59 P.M. Eastern Time on June 14, 2011.
- **By telephone.** Dial 1-800-690-6903 using any touch-tone telephone and follow the instructions. Your shares will be voted according to your instructions. If you vote over the telephone, your vote must be received by 11:59 P.M. Eastern Time on June 14, 2011.
- **By mail.** Complete and sign the enclosed proxy and mail it in the enclosed postage prepaid envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY, 11717. Your shares will be voted according to your instructions. If you do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.
- **In person at the 2011 Annual Meeting.** If you attend the 2011 Annual Meeting in person, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

What is the difference between holding shares directly in my name and holding shares in "street name"?

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered the "stockholder of record." The Notice was sent directly to you by Broadridge on behalf of Agenus.

If your shares are held for you in an account by a broker, bank, or other nominee, you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you have the right to direct your broker, bank, or nominee how to vote your shares by using the voting instruction card included in the mailing, or by following their instructions for voting over the internet or by telephone.

How can I change my vote?

If your shares are registered directly in your name, you may revoke your proxy and change your vote at any time before the 2011 Annual Meeting. To do this, you must do one of the following:

- Vote over the internet as instructed above. Only your latest internet vote is counted.
- Vote by telephone as instructed above. Only your latest telephonic vote is counted.
- Sign a new proxy and submit it as instructed above.
- Attend the 2011 Annual Meeting and vote in person. **Attending the meeting will not revoke your proxy unless you specifically request it.**

If your shares are held in "street name," you may submit new voting instructions by contacting your broker, bank, or nominee. You may also vote in person at the 2011 Annual Meeting if you deliver a legal proxy as described in the answer to the "How do I vote?" question above.

Will my shares be voted if I do not return my proxy?

If your shares are registered directly in your name, your shares will not be voted if you do not vote over the internet, vote by telephone, return your proxy, or vote by ballot at the 2011 Annual Meeting.

If your shares are held in "street name," your brokerage firm, under certain circumstances, may vote your shares for you if you do not return your proxy. Brokerage firms have authority to vote customers' unvoted shares on some routine matters. If you do not give a proxy to your brokerage firm to vote your shares, your brokerage firm may either vote your shares on routine matters, or leave your shares unvoted. Proposal 4 (to ratify the appointment of KPMG LLP as our independent registered public accounting firm) is the only proposal that is considered a routine matter for this purpose. Your brokerage firm cannot vote your shares with respect to non-routine matters unless they receive your voting instructions We encourage you to provide voting instructions to your brokerage firm by giving them your proxy. This ensures your shares will be voted at the 2011 Annual Meeting according to your instructions. You should receive directions from your brokerage firm about how to submit your proxy to them at the time you receive this proxy statement.

What does it mean if I receive more than one proxy card?

It means that you have more than one account, which may be at the transfer agent or brokers. Please vote over the internet or by telephone, or complete and return all proxies for each account to ensure that all of your shares are voted.

How many shares must be present to hold the 2011 Annual Meeting?

A majority of our outstanding shares of common stock as of the record date must be present at the 2011 Annual Meeting to hold the meeting and conduct business. This is called a quorum. Shares are counted as present at the meeting if the shares are voted in person or by proxy at the meeting. Shares that are present that vote to abstain or do not vote on one or more of the matters to be voted upon are counted as present for establishing a quorum.

If a quorum is not present, we expect that the 2011 Annual Meeting will be adjourned until we obtain a quorum.

What vote is required to approve each matter and how are votes counted?

Proposal 1—To elect three Class II directors, each for a term of three years.

The three nominees for director receiving the highest number of votes FOR election will be elected as directors. This is called a plurality. Abstentions and "broker non-votes" are not counted for purposes of electing directors. If your shares are held by your broker in "street name" and if you do not vote your shares or instruct your broker how to vote with respect to this item, your unvoted shares will be counted as "broker non-votes." You may vote FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one of the nominees. Votes that are withheld will not be included in the vote tally for the election of directors and will have no effect on the results of the vote.

Proposal 2—To reapprove the Reverse Stock Split.

To approve Proposal 2, stockholders holding a majority of the outstanding shares of Agenus common stock must vote FOR Proposal 2. Abstentions and "broker non-votes" will have the same effect as a vote AGAINST the proposal.

Proposal 3—To approve an amendment to our Directors' Deferred Compensation Plan (as amended) to increase the number of shares authorized for issuance under such plan.

To approve Proposal 3, stockholders holding a majority of Agenus common stock present or represented by proxy at the 2011 Annual Meeting and voting on the matter must vote FOR Proposal 3. Abstentions and "broker non-votes" will not be counted as votes cast or shares voting on Proposal 3 and will have no effect on the vote.

Proposal 4—To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011.

To approve Proposal 4, a majority of the votes cast by stockholders present in person or by proxy and voting on the matter must vote FOR Proposal 4. If your shares are held by your broker in "street name," and you do not vote your shares, your brokerage firm has authority to vote your unvoted shares on Proposal 4. If the broker does not vote your unvoted shares, there will be no effect on the vote because these "broker non-votes" are not considered to be voting on the matter. Abstentions and "broker non-votes" will not be counted as votes cast or shares voting on Proposal 4 and will have no effect on the vote.

Proposal 5— To approve, in a non-binding advisory vote, the compensation of the Company's named executive officers.

To approve Proposal 5, stockholders holding a majority of Agenus common stock present or represented by proxy at the 2011 Annual Meeting and voting on the matter must vote FOR Proposal 5. Abstentions and "broker non-votes" will not be counted as votes cast or shares voting on Proposal 5 and will have no effect on the vote.

Proposal 6— To hold an advisory vote on the frequency of future advisory votes on the compensation of the Company's named executive officers.

For Proposal 6, the option of one year, two years, or three years that receives the highest number of votes cast by stockholders will be considered by the Board of Directors when determining the frequency of future advisory votes on executive compensation. Abstentions and "broker non-votes" will not be counted as votes cast or shares voting on Proposal 6 and will have no effect on the vote.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote:

- FOR Proposal 1—To elect the three nominated Class II directors, each for a term of three years.
- FOR Proposal 2—To reapprove an amendment to our Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company's common stock at the discretion of the Board of Directors.
- FOR Proposal 3— To approve an amendment to our Directors Deferred Compensation Plan (as amended) to increase the number of shares authorized for issuance under such plan.
- FOR Proposal 4—To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011.
- FOR Proposal 5— To approve, in a non-binding advisory vote, the compensation of the Company's named executive officers.
- Proposal 6— To vote in favor of future advisory votes on the compensation of the Company's named executive officers every three years.

Are there other matters to be voted on at the 2011 Annual Meeting?

We do not know of any other matters that may come before the 2011 Annual Meeting. If any other matters are properly presented to the meeting, the persons named in the accompanying proxy intend to vote, or otherwise act, in accordance with their judgment.

Where do I find the voting results of the 2011 Annual Meeting?

We will report the voting results in a Form 8-K within four business days after the end of the 2011 Annual Meeting.

Who bears the costs of soliciting these proxies?

We will bear the costs of soliciting proxies. In addition to the mailing of these proxy materials, our directors, officers, and employees may solicit proxies by telephone, e-mail, and in person, without additional compensation. We reserve the right to retain other outside agencies for the purpose of soliciting proxies. Upon request, we will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for distributing proxy materials to stockholders.

How can I receive future proxy statements and annual reports over the internet instead of receiving printed copies in the mail?

This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2010 are available on our website at *http://www.agenusbio.com/investors*. Most stockholders can elect to view future proxy statements and annual reports over the internet instead of receiving printed copies in the mail. If you are a stockholder of record, you can choose this option when you vote over the internet and save us the cost of producing and mailing these documents. If you are a stockholder of record and choose to view future proxy statements and annual reports over the internet, you will receive a proxy card in the mail next year with instructions containing the internet address to access those documents. Your election to receive proxy materials by email will remain in effect until you terminate it. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. If your shares are held through a broker or other nominee, you should check the information provided by them for instructions on how to elect to view future proxy statements and annual reports over the internet. No material on our website is part of this proxy statement.

PROPOSAL 1—ELECTION OF DIRECTORS

The Board of Directors, upon recommendation of our Corporate Governance and Nominating Committee, has nominated the three people listed below for election as Class II directors. Each nominee currently serves as a Class II director.

Our Board of Directors (the "Board") is divided into three classes. One class is elected each year and members of each class hold office for three-year terms. The Board currently is fixed at eight members and consists of eight members. Three current members are Class II directors, with terms expiring at the 2011 Annual Meeting. Two current members are Class III directors, with terms expiring at the 2012 Annual Meeting of Stockholders. Three current members are Class I directors, with terms expiring at the 2013 Annual Meeting of Stockholders. The Board, upon the recommendation of our Corporate Governance and Nominating Committee, has nominated Garo H. Armen, PhD, Tom Dechaene, and John Hatsopoulos, all current Class II directors, for re-election to a term expiring at the 2014 Annual Meeting of Stockholders.

For more information on nomination of directors, see "Corporate Governance and Nominating Committee" below in the section entitled "Our Corporate Governance—Committees of the Board."

Your vote is requested in favor of Garo H. Armen, PhD, Tom Dechaene, and John Hatsopoulos, the three nominees listed below, as Class II directors. All of the nominees have indicated their willingness to serve, if elected, but if any of them should be unable or unwilling to serve, proxies may be voted for a substitute nominee designated by the Board.

There are no family relationships between or among any of our executive officers, directors, or nominees for directors.

Below are the names and certain information about each member of the Board, including the nominees for election as Class II directors:

CLASS I DIRECTORS—TERMS TO EXPIRE IN 2013

Brian Corvese . . . .
Age: 53
President and Founder of Vencor Capital

Director since 2007
(a) Audit and Finance Committee (Chair)
(b) Compensation Committee

Brian Corvese is President and Founder of Vencor Capital, a private equity firm with telecommunications and technology investments in the Middle East and Mediterranean regions. Prior to working at Vencor, Mr. Corvese worked on investments in the U.S. and global equity markets as a Managing Director and partner at Soros Fund Management, the largest hedge fund in the world at the time. From 1988 to 1996, Mr. Corvese was a partner at Chancellor Capital Management ("Chancellor"), a $25 billion money management firm. While at Chancellor, Mr. Corvese was a Portfolio Manager with responsibility for investments made in basic industries, restructurings, and special situations, corporate governance investments, as well as founded and managed his own hedge fund. From 1981 to 1988, Mr. Corvese was with Drexel Burnham Lambert ("Drexel") as an equity analyst following the chemical and specialty chemical industries and participated in a significant number of merger and acquisition activities. While at Drexel, Mr. Corvese was a member of the top chemical and specialty chemical research team, as ranked by Institutional Investor. Mr. Corvese currently serves on the Board of Directors of the National Telecommunications Corporation, based in Cairo, Egypt. Mr. Corvese earned degrees in finance and political science from The University of Rhode Island and attended New York University Graduate School. With over 25 years of experience in the financial industry, Mr. Corvese brings substantial financial expertise to our Board of Directors.

Timothy Rothwell . . . .
Age: 60

Director since 2009
Research and Development Committee

Mr. Rothwell recently retired as Chairman of Sanofi-Aventis U.S. Mr. Rothwell brings substantial industry experience to our Board of Directors, having spent 37 years in the pharmaceutical industry, including many years spent in leadership positions with major pharmaceutical companies. Mr. Rothwell joined Sanofi-Synthelabo in 2003 as U.S. President and Chief Executive Officer. In 2004, he was instrumental in the formation and leadership of Sanofi-Aventis U.S., an affiliate of the Sanofi-Aventis Group, where he served from 2004 to 2009 as President, Chief Executive Officer, and Chairman. Prior to Sanofi-Aventis U.S. and Sanofi-Synthelabo, Mr. Rothwell served in various capacities at Pharmacia, including Executive Vice President and President for Pharmacia's global prescription business and Executive Vice President of Pharmacia Corporation. From 1972 to 1995, he held senior management positions with leading pharmaceutical companies, including Sandoz, Squibb, and Rhone-Poulenc Rorer. Mr. Rothwell holds a bachelor of arts from Drew University in New Jersey and a law degree from Seton Hall University in New Jersey. Presently, Mr. Rothwell serves on the Board of Directors of Emisphere Technologies, New American Therapeutics LLC, and the Pheo-Para Alliance, a non-profit 501(c)(3) organization.

Timothy R. Wright . . . .
Age: 53

Director since 2006, Lead Director since 2009
(a) Compensation Committee
(b) Corporate Governance and Nominating Committee (Chair)
(c) Research and Development Committee

Mr. Wright recently resigned as President of the Imaging Solutions and Pharmaceutical Products Sector of Covidien. Covidien is a $10 billion global leader in medical devices and supplies, diagnostic imaging agents, pharmaceuticals, and other healthcare products. Mr. Wright brings to the Agenus Board of Directors over 25 years of pharmaceutical industry experience in general management, product development, and commercialization as well as business restructuring and transaction experience. Beginning in April 2004, Mr. Wright was interim CEO, President and a member of the Board of Directors of AAI Pharma, a hybrid pharmaceutical, drug delivery/manufacturing, and global clinical research organization. Upon the sale of AAI Pharma's pharmaceutical assets to Xanodyne Pharmaceuticals Inc., Mr. Wright transitioned to Chief Operating Officer at Xanodyne Pharmaceuticals Inc., a role he maintained until May 2006. Mr. Wright was also President of Elan Bio-Pharmaceuticals and has held several senior management positions with Cardinal Health Inc. and Dupont Merck Pharmaceutical Company. Mr. Wright has served on several Boards of Directors, including those for AAI Pharma and CeNes Pharmaceuticals. Mr. Wright earned his bachelor's degree from Ohio State University.

NOMINEES FOR CLASS II DIRECTORS—TERMS TO EXPIRE IN 2014

Garo H. Armen, Ph.D . . . . . .
Age: 58
Founder, Chairman, and Chief Executive Officer of Agenus Inc.

Director since 1999

Dr. Armen is Chairman and Chief Executive Officer of Agenus Inc., the biotechnology company he co-founded with Pramod Srivastava in 1994. Dr. Armen brings to our Board a deep historical and practical knowledge of the business of the Company and its technologies, as well as years of expertise in the financial and biopharmaceutical arenas. From mid-2002 through 2004, he was Chairman of the Board of Directors for the biopharmaceutical company Elan Corporation, plc. Dr. Armen currently serves on the Board of Directors of Protagenic Therapeutics, Inc., a privately held biotechnology company. Dr. Armen served as Senior Vice President of Research for Dean Witter Reynolds (1986–1989), focusing on the chemical and pharmaceutical industries, and with E.F. Hutton & Company as first Vice President (1981–1986). Dr. Armen is also the founder and President of the Children of Armenia Fund, a charitable organization established in 2000 that is dedicated to the positive development of the children and youth of Armenia.

Tom Dechaene . . . . Age: 51 Director, Transics N.V. *Director since 1999,* *Lead Director 2006-2009* *(a) Audit and Finance Committee* *(b) Corporate Governance and Nominating Committee*	Mr. Dechaene is an advisor to various TMT (telecom, media, and technology) and life sciences companies. Mr. Dechaene brings to our Board of Directors substantial financial expertise and international business experience. Since 2007, Mr. Dechaene has served on the Board of Directors and is a member of the audit committee of Transics NV, a company listed on NYSE Euronext and which develops and markets fleet management solutions for the transport and logistics sector. Since 2010, Mr. Dechaene has served on the Board of Directors of Brown Hall International Limited, a private IVF health company headquartered in Cyprus. Mr. Dechaene was a director of Telindus N.V., listed on Euronext, from 2005 until its acquisition by Belgacom in 2006. Since 2006, Mr. Dechaene has been a director of the Telindus Foundation in the Netherlands. From 2000 to 2002, Mr. Dechaene was the Chief Financial Officer of SurfCast Inc., a software development company. He was with Deutsche Bank from 1991 through 1999, most recently as a director in the principal investments group within the equity capital markets division. Mr. Dechaene holds a law degree from the Central Exam Commission, Belgium; a masters degree in applied economics from the University of Antwerp; and an MBA from INSEAD, France.
John N. Hatsopoulos . . . . Age: 77 Chief Executive Officer of American DG Energy Inc. Chief Executive Officer of Tecogen Inc. *Director since 2007* *Audit and Finance Committee*	Mr. Hatsopoulos is Chief Executive Officer of American DG Energy Inc. Headquartered in Waltham, Massachusetts, American DG Energy is a leading on-site utility offering electricity, heat, hot water, and cooling to commercial, institutional, and industrial facilities. Mr. Hatsopoulos is also Chief Executive Officer of Tecogen Inc., a leading manufacturer of natural gas, engine-driven commercial and industrial cooling and cogeneration systems. In addition, Mr. Hatsopoulos is Chairman of GlenRose Instruments Inc., a company that provides radiological and environmental services, as well as managing partner of Alexandros Partners LLC, a financial advisory firm. Mr. Hatsopoulos is one of the founders of Thermo Electron Corp. (currently Thermo Fisher Scientific) and the retired President and Vice Chairman of its Board of Directors. Thermo Fisher Scientific is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications, food, drug, and beverage production. Mr. Hatsopoulos graduated from Athens College in Athens, Greece, in 1953. He holds a BS in history and mathematics from Northeastern University, together with honorary doctorates in business administration from Boston College and Northeastern University. He served on the Board of Directors of the American Stock Exchange from 1994 through 2000 and the AMEX Nominating Committee from 1990 to 1994. Mr. Hatsopoulos has been a member of the Board of Directors of AmericanCare Source Holdings Inc., an ancillary benefits management company, since 2006. He is also a member of the Board of Directors of TEI BioSciences Inc., and a "Member of the Corporation" for Northeastern University. Mr. Hatsopoulos brings to our Board of Directors years of extensive financial and senior executive experience.

CLASS III DIRECTORS—TERMS TO EXPIRE IN 2012

Wadih Jordan
Age: 76
President of Near East Pharma

Director since 2003
Compensation Committee (Chair)

Mr. Jordan is President of NearEast Pharma, a company marketing pharmaceuticals in Near East markets, including Lebanon, Turkey, Saudi Arabia, Egypt, and the Gulf countries, and has served in such position since 1996. From 1993 to 1995, Mr. Jordan served as a Vice President of Cyanamid International, a research-based life sciences company, and from 1976 to 1993, Mr. Jordan served as a Managing Director within Cyanamid International. Since December 2005, Mr. Jordan has served as a member of the Board of Directors at Pollex S.A.L., a company that specializes in the distribution and marketing of BASF products in the Middle East and North Africa. Since December 2003, Mr. Jordan has been a trustee of the Board of Directors of the Lebanese American University, located in Beirut, Lebanon, and incorporated under the Board of Regents in New York State. Mr. Jordan received a bachelor's degree in agriculture at the American University of Beirut, Lebanon, and a certificate in international business from Columbia University. Mr. Jordan brings to our Board of Directors years of expertise in both the biotechnology/pharmaceutical and international arenas.

Hyam I. Levitsky, M.D.
Age: 53
Professor, Johns Hopkins University Medical Center

Director since 2006
(a) Corporate Governance and Nominating Committee
(b) Research and Development Committee (Chair)

As a practicing and teaching doctor in the Oncology field, Dr. Levitsky brings to our Board of Directors valuable scientific and medical experience and guidance. Dr. Levitsky is Professor of Oncology, Medicine & Urology at The Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins. Dr. Levitsky has been a professor at Johns Hopkins since 1991, and his laboratory research has focused on basic studies of antigen processing and presentation, T-cell co-stimulation, T-cell priming versus tolerance, and the evolution of tumor-specific immunity during immune reconstitution. Dr. Levitsky's work has been translated into the creation of novel therapeutic agents that are being tested in patients with multiple myeloma, acute and chronic myelogenous leukemia, B cell lymphomas, prostate cancer, and lung cancer. His work on manipulating immune reconstitution has led to pivotal trials of tumor vaccines in the context of autologous stem cell transplantation, and he has served as scientific director of the George Santos Bone Marrow Transplant Program at Johns Hopkins. Dr. Levitsky received his undergraduate degree in engineering from the University of Pennsylvania in 1980, and his medical degree from the Johns Hopkins University School of Medicine in 1984. He did his internship and residency in internal medicine at Johns Hopkins Hospital, and his fellowship at the Johns Hopkins Oncology Center.

Vote Required

The three nominees for director receiving the highest number of votes FOR election will be elected as directors. This is called a plurality. Abstentions and "broker non-votes" are not counted for purposes of electing directors. If your shares are held by your broker in "street name" and if you do not vote your shares or instruct your broker how to vote with respect to this item, your unvoted shares will be counted as "broker non-votes." You may vote FOR all of the nominees, WITHHOLD your vote from all of the nominees, or WITHHOLD your vote from any one of the nominees. Votes that are withheld will not be included in the vote tally for the election of directors and will have no effect on the results of the vote.

The Board of Directors recommends a vote FOR Proposal 1.

OUR CORPORATE GOVERNANCE

Our Commitment to Good Corporate Governance

We believe that good corporate governance and an environment of high ethical standards are important for Agenus to achieve business success and to create value for our stockholders. Our Board of Directors is committed to high governance standards and to continually working to improve them. We continue to review our corporate governance practices in light of ongoing changes in applicable law and evolving best practices.

Role of Our Board of Directors

Our Board of Directors is currently fixed at eight members. There have been no changes in the Board since the 2010 Annual Meeting of Stockholders.

The Board monitors overall corporate performance, the integrity of our financial controls, risk management, and legal compliance procedures. It elects senior management and oversees succession planning and senior management's performance and compensation. The Board also oversees our short- and long-term strategic and business planning, and reviews with management its business plan, financing plans, budget, and other key financial and business objectives.

Members of the Board keep informed about our business through discussions with the Chief Executive Officer and other members of our senior management team, by reviewing materials provided to them by the Company on a regular basis and in preparation for Board and committee meetings, and by participating in meetings of the Board and its committees. We regularly review key portions of our business with the Board. These practices afford the Board members the opportunity to actively participate in risk management assessment and raise questions and engage in discussions with management regarding areas of potential risk. The Audit and Finance Committee of the Board reviews the risk management practices of the Company and both the Corporate Governance and Nominating Committee and the Audit and Finance Committee receives a report at least annually from the Company's Chief Compliance Officer outlining areas of compliance focus and proposed recommendations. Additionally, the Compensation Committee reviews the Company's executive compensation program and the incentives created by the executive compensation program, to assess whether our compensation arrangements encourage excessive risk taking by our executives.

We introduce our executives and other employees to the Board so that the Board can become familiar with our key talent. Timothy R. Wright, our Lead Director, engages with each new Board member to introduce each new member to our Corporate Governance policies and their responsibilities to the Company as a director. Each Board member receives a Board of Directors handbook that provides them with a summary of these practices and policies.

In 2010, the Board met six times, and acted by written consent four times. During 2010, each of our directors, except for Mr. Hatsopoulos and Dr. Levitsky, attended at least 75% of the total number of meetings of the Board held during the period during which the director served, and all meetings of committees of the Board on which the director served during the periods the director served. We expect our Board members to attend our annual meetings of stockholders; in 2010 all of our then current Board members attended our annual meeting of stockholders.

Governance Guidelines

The Board is guided by our Guidelines on Significant Corporate Governance (our "Governance Guidelines"). We believe our Governance Guidelines demonstrate our continuing commitment to good corporate governance. The Board reviews these Governance Guidelines from time to time, as needed. The Governance Guidelines are posted on the corporate governance section of our website at *http://www.agenusbio.com/investors/corporate*. No material on our website is part of this proxy statement.

Performance of Our Board

We consider it important to continually evaluate and improve the effectiveness of the Board, its committees and its individual members. We do this in various ways. Each year, the Lead Director surveys the Board members to assess the effectiveness of the Board and its committees. Using these surveys, the Lead Director assesses the Board's performance and the performance of individual members, and reports his conclusions to the full Board. The assessment also evaluates the Board's effectiveness in reviewing executive management, conducting appropriate oversight and adding value to Agenus. Each of the Board's standing committees also conducts annual self-evaluations.

At each Board meeting, each Board member has the opportunity to assess the effectiveness of the materials presented and the conduct of the meeting, and to offer suggestions for improvement at future meetings.

Code of Business Conduct and Ethics

The Board originally adopted our Code of Business Conduct and Ethics (the "Code of Ethics") in 2003. The Board reviewed, revised, and updated the Code of Ethics most recently in January 2011. The Code of Ethics applies to all members of the Board and all employees of Agenus, including our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or controller, or persons performing similar functions. Our Code of Ethics prohibits the members of the Board and all employees of Agenus from buying or selling our securities while in possession of material, non-public information about the Company. Our Code of Ethics is posted on the corporate governance section of our website at *http://www.agenusbio.com/investors/corporate*. No material on our website is part of this proxy statement. We intend to post on our website all disclosures that are required by law or NASDAQ stock market listing standards concerning any amendments to, or waivers from, our Code of Ethics. Stockholders may request a free copy of our Code of Ethics by writing to Investor Relations, Agenus Inc., 3 Forbes Road, Lexington, MA 02421.

Independence of Directors

Our Governance Guidelines provide that a majority of the Board should be composed of independent directors. The Corporate Governance and Nominating Committee annually reviews the independence of the directors and reports to the Board which directors it recommends that the Board determine are independent. The Board then makes the final determination. The Board takes into account NASDAQ stock market listing standards, applicable laws and regulations, and other factors in making its determinations including potential conflicts of interest, transactions, and other relationships that would reasonably be expected to compromise a director's independence. The Board has determined that Mr. Corvese, Mr. Dechaene, Mr. Hatsopoulos, Mr. Jordan, Dr. Levitsky, Mr. Rothwell, and Mr. Wright are currently independent directors. Dr. Armen is currently not an independent director because he is employed as Chief Executive Officer. In making independence determinations with regard to other directors, the Board considered transactions between us and a director or a director's affiliates and any positions a director holds with entities with commercial relationships with us. In particular, with respect to Dr. Levitsky, the Board considered his roles as a consultant and member of the Company's Medical Advisory Committee, and with respect to Mr. Wright, the Board considered his services assisting the Company's business development and partnering efforts as described below.

Executive Sessions of Independent Directors

Our independent directors typically meet in executive session without management present immediately prior to regularly scheduled Board meetings. Five such meetings were held during 2010.

Leadership Structure of the Board

Mr. Wright, an independent director, serves as the Lead Director of the Board and as Chair of the Corporate Governance and Nominating Committee. Mr. Wright also serves on the Compensation Committee and the Research and Development Committee. In addition to the duties of all directors, the specific responsibilities of the Lead Director include: (i) acting as chair of the Corporate Governance and Nominating Committee; (ii) developing the agenda for and presiding over all executive sessions of the independent directors; (iii) acting as principal liaison between the independent directors and the Chief Executive Officer on sensitive issues and raising at any meeting of the Board of Directors items that are not appropriately or best put forward by the Chief Executive Officer; and (iv) communicating to the Chief Executive Officer the independent directors' annual evaluation of the Chief Executive Officer. In addition to the above, we expanded the role of Mr. Wright on an interim basis with respect to providing services to assist the management of the Company with business development and partnering efforts. The Company's Chief Executive Officer serves as the Chairman of the Board. We believe that the Company's Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the Company's business, and most capable of effectively identifying strategic priorities and leading the discussion and execution of our Company's strategy. Our independent directors and management have different perspectives and roles in strategy development. The Company's independent directors bring experience, oversight, and expertise from outside the Company and from inside and outside the Company's industry, while the Chief Executive Officer brings Company-specific experience and expertise. To assure effective independent oversight, the Company has adopted a number of governance practices, including:

- a strong, independent, clearly-defined lead director role (as described above);
- executive sessions of the independent directors held prior to quarterly board meetings; and
- an annual performance evaluation of the Chairman/Chief Executive Officer by the independent directors.

While there may be circumstances in the future that would lead the Company to separate the offices of Chairman and Chief Executive Officer, we do not believe this is currently necessary due to the nature and size of the operations for our early-stage biotechnology company, the overall independence of the Board of Directors from management, and the strength of the Lead Director's role on the Board.

Committees of the Board

The Board currently has four standing committees: the Audit and Finance Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Research and Development Committee. The Board also appoints from time to time ad hoc committees to address specific matters.

Audit and Finance Committee

Members:	***Meetings in 2010: 9***
Brian Corvese, Chair	
Tom Dechaene	
John Hatsopoulos	

The Audit and Finance Committee consists entirely of independent directors within the meaning of the NASDAQ stock market listing standards and the requirements contemplated by Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Board has determined that Brian Corvese, Chair of the Committee, Tom Dechaene, and John Hatsopoulos each qualify as audit committee financial experts. For the entirety of 2010, the Audit and Finance Committee consisted of Mr. Corvese (Chair), Mr. Dechaene, and Mr. Hatsopoulos.

The Audit and Finance Committee's primary function is to assist the Board in monitoring the integrity of our consolidated financial statements and our system of internal control. The Audit and Finance Committee has direct responsibility for the appointment, independence, and monitoring of the performance of our independent registered public accounting firm. The committee is responsible for pre-approving any engagements of our independent registered public accounting firm. The committee also reviews our risk management practices, strategic tax planning, preparation of quarterly and annual financial reports, and compliance processes.

The Audit and Finance Committee members meet regularly with our independent registered public accounting firm without management present and with members of management in separate private sessions, to discuss any matters that the committee or these individuals believe should be discussed privately with the committee, including any significant issues or disagreements concerning our accounting practices or consolidated financial statements. The committee also reviews the Code of Ethics annually, and periodically meets with our Chief Compliance Officer. The committee conducts a meeting each quarter to review the consolidated financial statements prior to the public release of earnings. The committee has the authority to engage special legal, accounting or other consultants to advise the committee. The Audit and Finance Committee charter is posted on the corporate governance section of our website at *http://www.agenusbio.com/investors/corporate*. No material on our website is part of this proxy statement. Please also see the Report of the Audit and Finance Committee on page 57.

Compensation Committee

Members:	***Meetings in 2010: 8***
Wadih Jordan, Chair	
Brian Corvese	
Timothy R. Wright	

During the entirety of 2010, Mr. Jordan and Mr. Wright were members of our Compensation Committee. Mr. Corvese joined the Compensation Committee on March 10, 2010. Our Compensation Committee consists entirely of independent directors within the meaning of applicable NASDAQ stock market listing standards. The committee's primary responsibilities are to address our executive officers' and key employees' development, retention, and performance and to oversee compensation and benefit matters. It reviews and approves compensation policies for Agenus to ensure that our compensation strategy supports organizational objectives and stockholder interests and does not create incentives for inappropriate risk-taking. The committee determines the compensation of the Chief Executive Officer, and reviews and approves the compensation of all other executive officers and certain key employees. It also reviews and recommends compensation for members of the Board. Additionally, the committee approves and recommends, and suggests material changes to, any employee incentive compensation or retirement plans and any director compensation plans.

The Compensation Committee considers appropriate companies for compensation comparison purposes and retains an outside compensation consultant, Oyster Pond Associates, to provide market reference information for compensation and benefits. The committee has the authority to retain special legal, accounting, or other consultants to advise the committee. The committee also has the authority to delegate to subcommittees any responsibilities of the full committee. The Compensation Committee charter is posted on the corporate governance section of our website at *http://www.agenusbio.com/investors/corporate*. No material on our website is part of this proxy statement. Please also see the Compensation Discussion and Analysis starting on page 17, and the accompanying Compensation Committee Report on page 29.

Corporate Governance and Nominating Committee

Members:	***Meetings in 2010: 4***
Timothy R. Wright, Chair	
Tom Dechaene	
Hyam Levitsky, MD	

The Corporate Governance and Nominating Committee consists entirely of independent directors within the meaning of applicable NASDAQ stock market listing standards. The Corporate Governance and Nominating Committee is responsible for recommending to the Board policies relating to the conduct of Board affairs, the process for annual evaluation of the Board and the Chief Executive Officer, and issues of corporate public responsibility, and oversees the Company's succession planning. It periodically evaluates the composition of the Board, the contribution of individual directors, and the Board's effectiveness as a whole. The committee reviews the Company's ethics and compliance activities under the Code of Ethics and meets periodically with our Chief Compliance Officer, including meeting, as needed, for a separate private session with the Chief Compliance Officer without management present.

The Corporate Governance and Nominating Committee recommends to our full Board individuals to serve as directors. The committee recommends to the Board guidelines and criteria for Board membership and reviews with the Board, on a periodic basis, the appropriate skills and characteristics required of Board members in the context of the then current needs of Agenus. The committee is responsible for reviewing with the Board the appropriate personal characteristics and professional competencies preferred of Board members, who are expected to work together as a team to properly oversee our strategies and operations. In general, all directors are expected to possess certain personal characteristics necessary to create a highly functional and collegial Board, which include personal and professional integrity, practical wisdom and mature judgment, an inquisitive and objective perspective, and time availability for performing the duties of a director.

The Board, as a group, is expected to encompass a range of talents, ages, skills, diversity, and expertise sufficient to provide sound and prudent guidance with respect to the operations and interests of our business. Examples of desired professional competencies include accounting and financial literacy, industry knowledge, medical or scientific knowledge, and management experience. Candidates should also be enthusiastic about service on our Board and working collaboratively with existing Board members to create value for all of our stockholders.

The Corporate Governance and Nominating Committee does not have a formal policy with regard to the consideration of director candidates recommended by stockholders because it does not believe such a policy is necessary given that no unaffiliated stockholder has ever recommended a director candidate. When considering director candidates, the Corporate Governance and Nominating Committee, in consultation with the Chief Executive Officer and full Board of Directors, considers the current strengths on the existing Board, the current needs of the organization, and anticipated future activities and requirements of both the Board and the organization as a whole. Historically, director candidates have been identified primarily through referrals and the executive network pool of the Board and senior executives. If the committee were to receive a recommendation for a director candidate from a stockholder, the committee expects that it would evaluate such a candidate using the criteria described above. The committee will consider a recommendation only if appropriate biographical information and background material is provided on a timely basis, accompanied by a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least one year as of the date that the recommendation is made. To submit a recommendation for a nomination, a stockholder may write to the Lead Director, Agenus Inc., 162 5th Avenue, 9th Floor, New York, NY 10010, Attention: Lead Director.

In addition, our by-laws permit stockholders to nominate individuals, without any action or recommendation by the committee or the Board, for election as directors at an annual meeting of stockholders. For a description of this by-law provision, see Additional Information on page 58 of this proxy statement. The charter of the Corporate Governance and Nominating Committee is posted on the corporate governance section of our website at *http://www.agenusbio.com/investors/corporate.* No material on our website is part of this proxy statement.

Research and Development Committee

Members: ***Meetings in 2010: 1***
Hyam Levitsky, M.D., Chair
Timothy Rothwell
Timothy R. Wright

For the entirety of 2010, Dr. Levitsky and Mr. Wright were members of our Research and Development Committee. Mr. Rothwell joined the Research and Development Committee on May 12, 2010. The committee reviews important matters involving research and development strategies and the acquisition and protection of the Company's intellectual property rights and assets, and provides its perspective on such matters to the full Board of Directors. The charter of the Research and Development Committee is posted on the corporate governance section of our website at *http://www.agenusbio.com/investors/corporate.* No material on our website is part of this proxy statement.

Communications with the Board

You may contact the Board or any committee of the Board by writing to Board of Directors (or specified committee), Agenus Inc., 162 5th Avenue, 9th Floor, New York, NY 10010, Attn: Lead Director. You should indicate on your correspondence that you are an Agenus stockholder. Communications will be distributed to the Lead Director, the appropriate committee chairman, or other members of the Board or executive management, as appropriate, depending on the facts and circumstances stated in the communication received. Executive management will generally determine the proper response to inquiries of a commercial nature, which generally will not be forwarded to the Lead Director. Inquiries regarding accounting, internal accounting controls, or auditing matters will be forwarded to the Chair of the Audit and Finance Committee, and inquiries involving matters governed by the Code of Ethics will be forwarded to the Chair of the Corporate Governance and Nominating Committee and the Chief Compliance Officer.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee for the year ended December 31, 2010 were Mr. Jordan (Chair), Mr. Corvese, and Mr. Wright. No member of the Compensation Committee was at any time during 2010, or formerly, an officer or employee of Agenus or any subsidiary of Agenus. No executive officer of Agenus has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any other entity while an executive officer of that other entity served as a director of Agenus or member of our Compensation Committee.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Our executive compensation and benefits program is designed to effectively attract and retain the highest caliber executives and reward and motivate them to pursue our strategic opportunities while effectively managing the risks and challenges inherent to a development-stage biotechnology company. We have created a compensation package that combines short- and long-term components, cash and equity, and fixed and contingent payments, in the proportions we believe are most appropriate to incent and reward our senior management to achieve the following goals:

- Build a creative and high performance team whose participants understand and share our business objectives and ethical and cultural values.
- Demonstrate leadership and innovation in the identification, development, and commercialization of product candidates that fit our strategic objectives.
- Effectively manage the multiple dimensions of our business, from research and development, through clinical trials, manufacturing, strategic alliances, and all aspects of operations in order to maximize the value of each dollar deployed.
- Identify and address our short- and long-term financing requirements in a highly strategic and creative manner, and deploy available funds for maximum benefit to our stockholders.

Our executive compensation strategy not only aims to be competitive in our industry, but also to be fair relative to other professionals within our organization. We seek to foster a performance-oriented culture, where individual performance is aligned with organizational objectives and is tied to the value we deliver to our stockholders. Our executives' base salary, target annual bonus levels, and target annual long-term incentive award values are set at competitive levels. Executives have the opportunity to earn above-market pay only for above-market performance as measured against our peer group of companies.

We continually review our compensation approach in order to ensure our programs reward executives for achieving our goals and objectives in a manner consistent with other development-stage biotechnology companies. At the same time, in designing our compensation package we seek to align the consequences to our executives with those to our stockholders if an executive's decisions result in our goals and objectives not being achieved. We evaluate and reward our executives based on their contribution to the achievement of short- and long-term goals and objectives and their capability to take advantage of unique opportunities and overcome difficult challenges within our business. We believe that our approach to setting goals and objectives, our mix of short-term and long-term incentives, and our evaluation of performance results assist us in managing any risk taking that may result from our compensation program and aligning our employees' behavior with our overall business plan and the interests of our stockholders.

Role of Our Compensation Committee

Our Compensation Committee approves, administers, and interprets our executive compensation and benefit policies, including our 2009 Equity Incentive Plan (the "2009 EIP"). Our Compensation Committee is appointed by our Board of Directors, and consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") and "non-employee directors" for purposes of Rule 16b-3 under the 1934 Act. Our Compensation Committee is comprised of Mr. Jordan (Chair), Mr. Corvese and Mr. Wright.

Our Compensation Committee ensures that our executive compensation and benefit program is consistent with our compensation philosophy and our Governance Guidelines, and determines the executive compensation packages offered to our officers.

Executive Compensation Program

Components of our Compensation Program

Our performance-linked compensation program consists of the four components listed below:

1. Short-term compensation
    a. Base salary
    b. Annual incentive bonuses
2. Long-term incentives
3. Benefits
4. Severance compensation and termination protection

We have established a goal deployment program to operationalize our strategic priorities, to set and refine Company objectives, and to cascade those objectives throughout the organization. To determine levels of overall executive compensation, the Compensation Committee balances individual, functional area, and company-wide goals and achievements. On an individual level, each member of our executive team sets goals, focusing on the categories mentioned above, with an emphasis on measurable and achievable goals. Our goal setting process is participatory. Each executive participates in establishing the objectives of our Company as a whole, and offers his or her views as to the goals of each other's functional area, insofar as those goals impact the individual executive's own functional area. We also ask our executives to provide feedback not only on their own performance and that of their particular area, but also of other functional areas and our entire organization. We see this process both as the optimal means of assembling accurate information regarding the expectation and realization of performance, as well as an integral part of our culture of collaborative, team-oriented management. Final goals and objectives are approved by the Board of Directors.

In 2010, our Company goals included:

Prophage

- Test/validate Russian import/export process.
- Bring additional treatment centers on line in Russia.
- Determine registrational strategy for renal cell carcinoma (RCC) in Europe.
- Complete the analysis of the survival registry for the RCC trial and publish results.
- Advance clinical development in glioma at minimal expense to the company.

QS-21

- Support and optimize existing partnerships and monitor use by third parties to maximize proprietary position
- Raise the external profile of programs and assets to increase stockholder value.

General Finance and Administration

- Reduce our net cash burn rate and optimize our existing financial and human resources.
- Generate sufficient cash to fund operations through 2011.
- Maintain NASDAQ listing qualification standards.
- Strategically and cost effectively advance our intellectual property position for Prophage, our HSP technology, QS-21 and other assets.

Each year we evaluate the achievement of Company goals and objectives, functional area goals and individual executive performance. At the end of the year, we review final performance results versus our goals and objectives and begin discussions regarding goals and objectives for the next fiscal year. Incentive compensation, based on the achievement of goals and objectives, may be awarded in the form of an annual cash bonus and equity-based awards. Equity-based awards are used to align the interests of our executives with those of our stockholders and to promote a long-term performance perspective and progress toward achieving our long-term strategy.

Our senior executives' total compensation may vary significantly year to year based on Company and individual performance. Further, the value to our senior executives of equity awards will vary based on our stock price performance.

1. Short-term Compensation.

Our short-term compensation program consists of base salary and annual incentive bonuses. Base salary will typically be used to recognize the experience, skills, knowledge, and responsibilities required of each officer, as well as competitive market conditions.

a. Base Salary: Base salaries for our executives are generally positioned at or around the 60th percentile versus our peer group (see "Competitive Market Review" for further information on the peer group). In establishing the base salaries of the executive officers, our Compensation Committee and management take into account a number of factors, including the executive's seniority, position and functional role, and level of responsibility.

   We also consider the following factors when determining base salary:

   - For newly hired personnel, we consider the base salary of the individual at his or her prior employment and any unique personal circumstances that motivated the executive to leave that prior position and join our Company. In addition, we consider the competitive market for corresponding positions within comparable companies of similar size and stage of development.
   - For individuals newly promoted to a position, we also consider the competitive market and their prior salary and experience. Where these individuals may not have the same level of experience at the time of promotion as a counterpart hired from outside the Company, we may define a multi-step approach to bringing their salaries in line with targeted levels. Salary increases at each of these steps will be contingent on the continued good performance of the individual.

   The base salary of our named executive group is reviewed on an annual basis, and adjustments are made to reflect performance-based factors, as well as competitive conditions. Increases are considered within the context of our overall annual financial constraints before more specific individual and market competitive factors are considered. We do not apply specific formulas to determine increases. Generally, executive salaries are reviewed in the fourth quarter and any adjustments are made effective January 1 of the following year. For 2010, the Board of Directors approved a pay increase of 6%, payable in two increments and dependent upon continued employment, for each of our named executive officers and excluding Dr. Armen. The first 3% was effective on May 24, 2010 and the remaining 3% was effective December 20, 2010. In January 2011, the Board of Directors approved an increase of 6% for Dr. Armen effective as of January 1, 2011.

b. Annual Incentive Bonuses: Annual incentive bonuses for our executive officers are based on achievement of the Company's goals and objectives as well as individual performance as outlined in our 2004 Executive Incentive Plan, as amended (the "Executive Incentive Plan"). An individual executive is eligible to receive an award ranging from 0-200% of his or her target bonus based on the Compensation Committee's evaluation of the results and at their discretion. The Company's annual goals and objectives are set at the beginning of each fiscal year and are reviewed and approved by the Board of Directors. At the end of the fiscal year, our executive management prepares a report outlining the extent to which the goals and objectives were achieved and presents that to the Compensation Committee along with a recommendation on the percentage funding level for the executive officers' target bonus awards. The Compensation Committee evaluates the report, along with any relevant supporting documentation and considers it in the context of any change in facts or circumstances that could have impacted goal attainment throughout the year. From time to time, the Compensation Committee may request supplemental information from management to support its evaluation. Based on this evaluation, as well as the Company's available financial resources, the Compensation Committee determines the appropriate funding level for the executive officers' target bonus payout. There is no quantifiable formula or weighting of goals. As a result, the Compensation Committee exercises discretion in establishing the funding level of the executive officers' target bonus payout, taking into account the level of achievement of the Company goals as a whole. Once determined, the recommended bonus payout level is applied to each executive officer's target bonus percentage to establish the individual target award. The Compensation Committee may exercise further discretion to adjust the actual bonus paid to the individual executive officer to recognize an extraordinary personal contribution or performance disappointment that impacted the Company's overall performance. When exercising discretion to establish overall funding levels and individual awards, the Compensation Committee members apply the same standards of good faith and fiduciary duty they apply to their general responsibilities as a committee of the Board of Directors and as individual directors.

For the 2009 and 2010 performance years, the target bonuses as a percentage of base salary were as follows:

Named Executive Officer	Target Bonus	
	2009	2010
Dr. Armen	50%	50%
Ms. Sharp	40%	40%
Ms. Valentine	30%	30%
Ms. Wentworth	40%	40%
Ms. Klaskin	30%	30%

For the 2009 and 2010 performance years, the annual incentive awards granted to our executive officers and other members of key management were based largely on total Company performance with limited adjustments for the executive's individual performance. This approach was taken to acknowledge and reinforce the importance of teamwork in addressing the unique set of performance challenges facing the Company in this cycle, which included the reduction of staff and resources, the consolidation of priorities and the attendant need to optimize cross-functional cooperation.

In determining the annual incentive awards granted to our executive officers for the 2010 performance year, our Compensation Committee noted the following key accomplishments:

Prophage

- Successfully exported tumor and imported vaccine for commercial patients in Russia.
- Completed analysis of RCC survival registry.
- Expanded phase 2 investigator sponsored trial in newly diagnosed glioma with funding through government grants and patient advocacy groups.

QS-21

- Raised profile of QS-21 with advancement of Glaxo Smith Kline's shingles program.
- Awarded Therapeutic Discovery Project Grant.

General Finance and Administration

- Successfully regained compliance with NASDAQ's $1.00 per share bid price requirement.
- Reduced annual cash burn rate by 14%.
- Raised $ 8.6 million through ATM facility and $3.7 million from partnerships and grant programs providing sufficient cash to fund operations through 2011.

Our Compensation Committee gave weight to the fact that these accomplishments were made in a challenging economic environment in which the management team was under severe resource constraints when determining the annual incentive award.

The incentive awards for 2009 performance were paid in shares of unrestricted, fully vested stock, with the exception of an additional cash payment made to Ms. Wentworth to reward her for her extraordinary contributions in connection with our European filing for Oncophage. The incentive awards for 2010 performance were delivered partially in cash and partially in shares of unrestricted stock.

The total payout in stock and cash for 2010 performance was approximately 100% of target, each measured as of the date that the Compensation Committee approved the awards.

For 2011, the Compensation Committee approved certain amendments to the Executive Incentive Plan to allow payment of required taxes related to the vesting of restricted stock grants to be made by the Company as a prepayment of an anticipated bonus. At the time of bonus payout, the total amount paid in taxes by the Company for each executive will be deducted from the final bonus payout. The Compensation Committee feels that amendment will encourage executives to hold vested shares of stock instead of selling shares to cover taxes.

2. Long-term Incentives.

Our long-term incentives consist of stock options and restricted stock grants. Our stock options and restricted stock grants are designed to align management's performance objectives with the interests of our stockholders. Our Compensation Committee grants options and restricted stock to key executives to enable them to participate in long-term appreciation of our stockholder value, as well as to share the impact of any business setbacks, whether Company-specific or industry-based. Additionally, through each grant's vesting schedule, stock options and restricted stock provide a means of encouraging the retention of key executives.

On January 19, 2010, in connection with the 2009 annual incentive bonus plan, the Compensation Committee issued an unrestricted stock grant to named executive officers and other key members of management to provide the executive officers with liquidity in consideration of the fact that this award was in lieu of a cash incentive bonus.

On April 9, 2010, in conjunction with the 2010 annual incentive bonus plan, the Compensation Committee issued cash payments equal to 30% of target bonus to named executive officers and other key members of management, with the exception of Dr. Armen. Subsequently, in January 2011, the Compensation Committee issued a combination of cash and unrestricted stock which vested shortly after being awarded to named executives and other key members of management for the remaining 70% of their target bonus. At that time, Dr. Armen was issued an unrestricted stock grant equal to 110% of his target bonus which vested shortly after being awarded.

Also in January 2011, the Compensation Committee approved a grant of restricted shares for Agenus executives that vests only on the achievement of key milestones. The Compensation Committee believes the issuance of these performance shares enhances the pay-for-performance characteristics of its long-term incentive strategy and provides even closer alignment with stockholder interests.

For the January 2011 grant, the milestones and weightings are:

- Completion of a major collaboration or acquisition which advances the development of our HSP products or expands our product and/or technology portfolio: 40%
- Completion of enrollment in the Prophage G-100, Phase 2 trial in newly diagnosed glioma: 40%
- Completion of the restructuring of our 2005 and 2006 convertible notes: 20%

The Performance Shares have a term of 2.5 years. Any portion of the grant not earned in that timeframe will be forfeited. Details of each executive's grant is included under "Compensation Actions for 2011."

The details of all stock options and restricted stock grants made to named executive officers in 2010 are outlined in the section entitled "Compensation Actions for our Chief Executive Officer and our other Named Executive Officers" and are also reflected in the Summary Compensation Table.

Initial and Promotional Long-Term Incentive Grants:

The size of the initial long-term incentive grant made to executives upon joining the Company or to current employees being promoted to executive positions is primarily based on competitive conditions applicable to the executive's specific position. In addition, the Compensation Committee considers the number of options and restricted shares owned by other executives in comparable positions within our Company and has, with the assistance of our independent compensation consultant, Oyster Pond Associates, established long-term incentive guidelines for specified categories of executives. We believe this strategy is consistent with the approach of other development-stage companies in our industry and, in our Compensation Committee's view, is appropriate for aligning the interests of our executives with those of our stockholders over the long term.

Market Comparisons:

We use a number of methodologies to make external comparisons when we set the number of options and restricted shares to be granted to each executive. On an individual basis, we compare:

- the fair value of the grant, determined using methods that are consistent with the guidance in Accounting Standards Codification 718, *Compensation—Stock Compensation* ("ASC 718"),
- the face value of the grant by position,
- the face value of the grant as a multiple of base salary,
- the number of options and restricted shares granted by position,
- the number of options and restricted shares, in total, granted, and still held, by position as a percentage of total shares granted and of total common shares outstanding, and
- the proportion of exercisable to non-exercisable shares held, in total.

On a total Company basis, when it is appropriate, we analyze:

- total annual equity burn rates,
- total number of shares remaining in the approved pool under the 2009 EIP, and
- equity overhang.

We believe these comparisons provide important additional context for comparing the competitive level of our equity-based compensation practices versus the market.

Ultimately, awards to senior executives are driven by their performance over time, their ability to impact our results that drive stockholder value, their level within the organization, their potential to take on roles of increasing responsibility in our Company, and competitive equity award levels for similar positions and organization levels in our peer companies. Equity awards are not granted automatically to our executives on an annual basis.

We expect our senior executives to hold a meaningful equity position in the company and our Board of Directors has set stock retention guidelines for our executives to encourage and facilitate this principle. Directors, executive officers, and all other employees of our Company are required to sign our Company's Policy Statement on Securities Trades. This policy prohibits trading on, or disclosing, material non-public information, and also establishes "black-out" periods for directors, officers, and certain other members of key management to avoid even the appearance of impropriety.

3. Benefits.

We provide the following benefits to our senior executives generally on the same basis as the benefits provided to all employees:

- Health and dental insurance,
- Life insurance,
- Short- and long-term disability,
- 401(k) plan, and
- Employee Stock Purchase Plan.

We believe that these benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees.

4. Severance Compensation and Termination Protection.

We have entered into employment and change of control arrangements with Dr. Armen, Ms. Sharp, Ms. Valentine, and Ms. Wentworth and Ms. Klaskin participates in our executive change of control plan. These arrangements provide for severance compensation to be paid if the executives are terminated under certain conditions, such as a change of control of the Company or a termination without cause by us, each as is defined in the respective agreements or plan.

The employment and change of control arrangements between our Company and our senior executives and the related severance compensation provisions are designed to meet the following objectives:

- *Change of Control:* As part of our normal course of business, we engage in discussions with other biotechnology and pharmaceutical companies about possible collaborations, licensing and/or other ways in which the companies may work together to further our respective long-term objectives. In addition, many larger established pharmaceutical companies consider companies at similar stages of development to ours as potential acquisition targets. In certain scenarios, a merger or sale of the Company may be in the best interests of our stockholders. We provide severance compensation if an executive is terminated as a result of a change of control transaction in order to maintain management continuity in the event a potential transaction is announced and to promote the ability of our senior executives to act in the best interests of our stockholders even though they could be terminated as a result of the transaction.
- *Termination without Cause:* If we terminate the employment of a senior executive without cause, or the executive resigns for good reason as defined in the applicable agreement, we are obligated to continue to pay the base salary, bonus, and medical and dental benefits for a defined period, as well as to

provide outplacement services. We believe this is appropriate because the terminated executive is bound by confidentiality, non-solicitation and non-compete provisions covering one year after termination and because we and the executive have mutually agreed to a severance package that is in place prior to any termination event. This provides us with more flexibility to make a change in senior management if we consider such a change to be in our and our stockholders' best interests.

The payments provided under these arrangements are as follows:

- *Change of Control*: Upon a change of control, 50% of the executives' unvested stock options and restricted shares immediately vest. If the executive is terminated other than for cause or resigns for good reason as a result of the change of control, the remaining 50% vests.
  - If Dr. Armen is terminated other than for cause or resigns for good reason upon a change of control, he is entitled to receive from the Company:
    - his base salary for a period of 24 months, bonus, and medical and dental benefits continuation,
    - outplacement services, and
    - a gross-up payment to cover any excise taxes required under Section 280G of the Code.
  - Other named executive officers with executive employment and change of control arrangements are entitled to receive from the Company 18 months base salary, bonus, and medical and dental benefits continuation, outplacement services and Section 280G gross-up payments under the same circumstances.
- *Termination without Cause*:
  - If we terminate Dr. Armen's employment without cause or he resigns for good reason not involving a change of control, he is entitled to 18 months base salary, bonus, and medical and dental benefits continuation, and outplacement services.
  - Other named executive officers with executive employment agreements are entitled to 12 months base salary, bonus, and medical and dental benefits continuation, and outplacement services under the same circumstances.

Executive employment and change of control arrangements are covered in greater detail in the section entitled "Potential Payments Upon Termination or Change of Control."

Compensation Actions for our Chief Executive Officer and our other Named Executive Officers

Compensation actions for 2010 and 2011 reflect our management's and our Compensation Committee's assessments of performance relative to Company goals and objectives and individual performance objectives, and comparisons against market references described above.

Dr. Armen, our Chief Executive Officer, makes recommendations to our Compensation Committee as to individual compensation actions for the senior executives, including the named executive officers but excluding himself. Using the same criteria outlined above, our Compensation Committee works with the Vice President of Human Resources and the independent compensation consultant engaged by the Compensation Committee to determine the specific compensation actions for our named executive officers.

Our compensation actions for our Chief Executive Officer and our other named executive officers are summarized as follows:

Dr. Garo H. Armen—Chairman and Chief Executive Officer

Compensation Actions in 2010:

- *Base Salary:* In 2010, our Compensation Committee, at Dr. Armen's request, did not increase Dr. Armen's base salary. His 2010 base salary remained at $440,000. Dr. Armen continued to receive 30% of his base salary in unrestricted shares of common stock as indicated above.
- *Annual Incentive Bonus:* In March 2010, our Compensation Committee awarded Dr. Armen an annual incentive bonus of 231,579 shares of unrestricted stock in lieu of cash valued at $178,316 to reward him for his performance in 2009.
- *Long –Term Incentives:* In conjunction with a company-wide grant in January 2010, Dr. Armen was granted stock options for 350,000 shares and 100,000 restricted shares that vest in equal quarterly increments over a three-year period.

Compensation Actions in 2011:

- *Base Salary:* In 2011, our Compensation Committee increased Dr. Armen's base salary by 6%. His 2011 base salary is $466,400. Dr. Armen will receive 34% of his base salary in unrestricted shares of common stock.
- *Annual Incentive Bonus:* In January 2011, our Compensation Committee awarded Dr. Armen an annual incentive bonus of 253,980 shares of unrestricted stock in lieu of cash valued at $256,520 to reward him for his performance in 2010.
- *Long-Term Incentives:* In conjunction with a company-wide grant in January 2011, Dr. Armen was granted stock options for 489,928 shares that vest in equal quarterly increments over a three-year period and 201,095 restricted shares which vest based on the completion of certain milestones as indicated above in the section titled "Long-Term Incentives".

Karen H. Valentine—Vice President and General Counsel

Compensation Actions in 2010:

- *Base Salary:* In May 2010, our Compensation Committee awarded Ms. Valentine a 6% increase in her base salary, payable in two increments. On May 24, 2010 Ms. Valentine's base salary increased 3% to $226,600 and on December 20, 2010 her base salary increased an additional 3% to $233,200.
- *Annual Incentive Bonus:* In January 2010, our Compensation Committee awarded Ms. Valentine an annual incentive bonus of 93,789 shares of unrestricted stock in lieu of cash valued at $84,410 to reward her for her performance in the 2009 performance year. In April 2010, our Compensation Committee awarded Ms. Valentine a cash payment of $19,800 as part of her 2010 annual incentive bonus.
- *Long-Term Incentives:* In conjunction with a company-wide grant in January 2010, Ms. Valentine was granted stock options for 75,000 shares and 30,000 restricted shares that vest in equal quarterly increments over a three-year period.

Compensation Actions in 2011:

- *Base Salary:* As of the date of this filing, our Compensation Committee has made no change to Ms. Valentine's base salary for 2011.
- *Annual Incentive Bonus:* In January 2011, our Compensation Committee awarded Ms. Valentine an annual incentive bonus of $30,096 in cash and 19,865 shares of unrestricted stock valued at $20,064 to reward her for her performance in the 2010 performance year.

- *Long Term Incentives:* In conjunction with a company-wide grant in January 2011, Ms. Valentine was granted stock options for 88,400 shares that vest in equal quarterly increments over a three-year period and 43,560 restricted shares which vest based on the completion of certain milestones as indicated above in the section titled "Long-Term Incentives".

Shalini Sharp—Vice President and Chief Financial Officer

Compensation Actions in 2010:

- *Base Salary:* In May 2010, our Compensation Committee awarded Ms. Sharp a 6% increase in her base salary, payable in two increments. On May 24, 2010 Ms. Sharp's base salary increased 3% to $247,200 and on December 20, 2010 her base salary increased an additional 3% to $254,400.
- *Annual Incentive Bonus:* In January 2010, our Compensation Committee awarded Ms. Sharp an annual incentive bonus of 136,421 shares of unrestricted stock in lieu of cash valued at $122,779 to reward her for her performance in the 2009 performance year. In April 2010, our Compensation Committee awarded Ms. Sharp a cash payment of $28,800 as part of her 2010 annual incentive bonus.
- *Long-Term Incentives:* In conjunction with a company-wide grant in January 2010, Ms. Sharp was granted stock options for 125,000 shares and 45,000 restricted shares that vest in equal quarterly increments over a three-year period.

Compensation Actions in 2011:

- *Base Salary:* As of the date of this filing, our Compensation Committee has made no change to Ms. Sharp's base salary for 2011.
- *Annual Incentive Bonus:* In January 2011, our Compensation Committee awarded Ms. Sharp an annual incentive bonus of $43,776 in cash and 28,895 shares of unrestricted stock valued at $29,184 to reward her for her performance in the 2010 performance year.
- *Long-Term Incentives:* In conjunction with a company-wide grant in January 2011, Ms. Sharp was granted stock options for 148,070 shares that vest in equal quarterly increments over a three-year period and 72,930 restricted shares which vest based on the completion of certain milestones as indicated above in the section titled "Long-Term Incentives".

Kerry A. Wentworth—Vice President, Clinical, Regulatory and Quality

Compensation Actions in 2010:

- *Base Salary:* In May 2010, our Compensation Committee awarded Ms. Wentworth a 6% increase in her base salary, payable in two increments. On May 24, 2010 Ms. Wentworth's base salary increased 3% to $247,200 and on December 20, 2010 her base salary increased an additional 3% to $254,400.
- *Annual Incentive Bonus:* In January 2010, our Compensation Committee awarded Ms. Wentworth an annual incentive bonus of 136,421 shares of unrestricted stock in lieu of cash valued at $122,779 to reward her performance in the 2009 performance year. In April 2010, our Compensation Committee awarded Ms. Wentworth a cash payment of $28,800 as part of her 2010 annual incentive bonus.
- *Long-Term Incentives:* In conjunction with a company-wide grant in January 2010, Ms. Wentworth was granted stock options for 150,000 shares and 50,000 restricted shares that vest in equal quarterly increments over a three-year period.

Compensation Actions in 2011:

- *Base Salary:* As of the date of this filing, our Compensation Committee has made no change to Ms. Wentworth's base salary for 2011.

- *Annual Incentive Bonus:* In January 2011, our Compensation Committee awarded Ms. Wentworth an annual incentive bonus of $43,776 in cash and 28,895 shares of unrestricted stock valued at $29,184 to reward her for her performance in the 2010 performance year.
- *Long-Term Incentives:* In conjunction with a company-wide grant in January 2011, Ms. Wentworth was granted stock options for 185,088 shares that vest in equal quarterly increments over a three-year period and 91,163 restricted shares which vest based on the completion of certain milestones as indicated above in the section titled "Long-Term Incentives".

Christine M. Klaskin—Vice President, Finance

Compensation Actions in 2010:

- *Base Salary:* In May 2010, our Compensation Committee awarded Ms. Klaskin a 6% increase in her base salary, payable in two increments. On May 24, 2010 Ms. Klaskin's base salary increased 3% to $190,550 and on December 20, 2010 her base salary increased an additional 3% to $196,100.
- *Annual Incentive Bonus:* In January 2010, our Compensation Committee awarded Ms. Klaskin an annual incentive bonus of 78,868 shares of unrestricted stock in lieu of cash valued at $70,981to reward her performance in the 2009 performance year. In April 2010, our Compensation Committee awarded Ms. Klaskin a cash payment of $16,650 as part of her 2010 annual incentive bonus.
- *Long-Term Incentives:* In conjunction with a company-wide grant in January 2010, Ms. Klaskin was granted stock options for 75,000 shares and 30,000 restricted shares that vest in equal quarterly increments over a three-year period.

Compensation Actions in 2011:

- *Base Salary:* As of the date of this filing, our Compensation Committee has made no change to Ms. Klaskin's base salary for 2011.
- *Annual Incentive Bonus:* In January 2011, our Compensation Committee awarded Ms. Klaskin an annual incentive bonus of $25,308 in cash and 16,705 shares of unrestricted stock valued at $16,872 to reward her for her performance in the 2010 performance year.
- *Long-Term Incentives:* In conjunction with a company-wide grant in January 2011, Ms. Klaskin was granted stock options for 40,000 shares that vest in equal quarterly increments over a three-year period and 30,000 restricted shares which vest based on the completion of certain milestones as indicated above in the section titled "Long-Term Incentives".

Competitive Market Review

The market for top tier executive talent is highly competitive. Our objective is to attract and retain a superior leadership team. In doing so, we aim to draw upon a pool of talent that is highly sought after by both large and established pharmaceutical and biotechnology companies in and outside our geographic area and by other life science companies.

We believe we have competitive advantages in our ability to offer significant upside potential through stock options and other equity instruments. Nonetheless, we must recognize market cash compensation levels and satisfy the day-to-day financial requirements of our candidates through competitive base salaries and cash bonuses. We also compete on the basis of our vision of future success, our culture and values, the cohesiveness and productivity of our teams, and the excellence of our scientists and management personnel.

In order to succeed in attracting highly talented executives, we continuously monitor market trends and draw upon surveys prepared by the Radford Surveys division of AON Hewitt, custom research developed by our compensation consultants, Oyster Pond Associates, and other nationally recognized surveys. Our Compensation Committee reviews data that analyzes various cross-sections of our industry as well as relevant geographical areas.

Market References: How We Define Market and How We Use Market Compensation Data. Since 2003, we have worked with Oyster Pond Associates, an independent compensation consultant, to evaluate our total compensation program and compare it to levels in the market. Oyster Pond Associates provides services at the direction of the Compensation Committee, through the Company's Vice President of Human Resources, who acts as the management liaison to the Compensation Committee, and the primary contact with the consultant. Our consultant works with our Vice President of Human Resources and the Compensation Committee to interpret results, make certain specific and general recommendations, and assist in the determination of next steps.

Defining the Market. For 2010, we used two market references to compare our executive total compensation practices and levels to those in the market:

1. Radford Global Life Sciences Survey conducted by the Radford unit of AON Hewitt: A national survey of executive compensation levels and practices that covers approximately 1,300 positions in more than 560 life science organizations. We focus primarily on a predetermined subset of companies with between 50 and 149 employees.
2. Proxy data derived from a select peer group of biotech companies of a similar size, market capitalization, development stage and therapeutic focus. The composition of this group is reassessed on an annual basis with guidance from our compensation consultants, Oyster Pond Associates. The select peer group was updated in January 2008, and was comprised of the following fourteen (14) companies: ArQule, Biocryst Pharmaceuticals, Cell Genesys, Cell Therapeutics, CombinatoRx, Cytokinetics, Dendreon, Immunogen, Micromet, Onyx Pharmaceuticals, Poniard Pharmaceuticals, Sunesis, Supergen, and Vical.

   Given the changes to the competitive and financial landscape of the last two years and the effect of these changes on the measures that the Compensation Committee considers in determining comparability, in May 2010 the Committee requested that Oyster Pond Associates present recommendations for reconstituting the peer group to ensure continued parity with Agenus. In September 2010, the Committee approved changing the group to include twenty-five (25) companies as follows: ARIAD Pharmaceuticals; ArQule, Inc; Array BioPharma; AVEO Pharmaceuticals; BioCryst Pharmaceuticals; Cell Therapeutics; Curis, Inc; Cytokinetics; Dyax; GTx, Inc; Idera Pharmaceuticals; ImmunoGen, Inc; Immunomedics, Inc; Infinity Pharmaceuticals; Ligand Pharmaceuticals; Omeros; Pain Therapeutics; Peregrine Pharmaceuticals; Sangamo BioSciences; Sunesis Pharmaceuticals; Synta Pharmaceuticals; Trubion Pharmaceuticals; Vical, Inc; Zalicus (formerly CombinatoRx, Inc); and ZIOPHARM Oncology.

Determining Market Levels and Specific Comparisons. We compare our practices and levels by each compensation component, by total annual compensation (including target annual incentive opportunity) and by total compensation including equity compensation components. The competitive comparisons made in this process are used to determine our approximate position relative to the appropriate market reference by compensation component and in total.

Total Compensation

We intend to continue our strategy of compensating our named executive officers at competitive levels, with the opportunity to earn above-market pay for above-market performance. We will continue to emphasize long-term equity incentives and performance-based incentive compensation delivered in the form of equity to maintain our competitive pay philosophy.

For 2010, the total compensation paid to the named executive officers generally fell between the 40th and 60th percentile of total compensation paid to executives holding equivalent positions in our peer group of companies. We believe that the total compensation was reasonable in the aggregate and under our financial circumstances. Further, in light of our compensation philosophy, we believe that the total compensation package for our executives should continue to consist of base salary, annual incentive awards (bonus), long-term equity-based incentive compensation, and certain other benefits.

The competitive posture of our total annual compensation versus the market references will vary year to year based on Company and individual performance, as well as the performance of the peer group companies and their respective level of annual performance bonus awards made to their executives. We will continue to target total annual direct compensation at approximately the 50th to 60th percentile, with an emphasis on performance-based variable compensation.

Evolution of our Compensation Strategy

Our compensation strategy is necessarily tied to our stage of development. Accordingly, the specific direction, emphasis, and components of our executive compensation program continue to evolve in parallel with the evolution of our business strategy. For example, we expect that if we become a fully integrated commercial company, our executive compensation program, in particular our Executive Incentive Plan, will focus more on quantitative performance metrics. Our Compensation Discussion and Analysis would, in the future, reflect these evolutionary changes.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board consists entirely of independent directors who are not officers or employees of Agenus. The Compensation Committee charter is posted on the corporate governance section of our website at *http://www.agenusbio.com/investors/corporate*. No material on our website is part of this proxy statement.

The Compensation Committee of the Board has reviewed and discussed with management the foregoing Compensation Discussion and Analysis, and based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement on Schedule 14A for filing with the SEC.

By the Compensation Committee,

Wadih Jordan (Chair)
Timothy R. Wright
Brian Corvese

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation

This table shows certain information about the compensation earned in 2010, 2009, and 2008 by our Chief Executive Officer, our Chief Financial Officer, our Principal Accounting Officer, and our other most highly compensated executive officers who were serving as an executive officer as of December 31, 2010. We refer to these officers as our named executive officers.

Name and Principal Position	Year	Salary ($)	Stock Awards(2) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
Garo H. Armen, Ph.D.(1)	2010	440,000	253,316	210,280	5,072	37,350	946,018
Chief Executive Officer	2009	440,000	768,900	593,250	—	31,604	1,833,754
	2008	440,000	357,658	269,714	—	34,804	1,102,176
Shalini Sharp	2010	244,708	156,529	75,100	32,916	19,335	528,588
Vice President and Chief	2009	240,000	42,624	56,613	—	5,638	344,875
Financial Officer	2008	240,000	148,791	68,751	—	10,358	467,900
Karen H. Valentine	2010	224,315	106,910	45,060	22,387	16,916	415,588
Vice President and General	2009	220,000	24,901	31,781	—	13,525	290,207
Counsel	2008	220,000	93,975	52,885	—	19,825	386,685
Kerry A. Wentworth	2010	244,708	160,279	90,120	30,916	9,801	535,824
Vice President, Clinical,	2009	240,000	42,624	50,850	50,000	7,531	391,005
Regulatory and Quality	2008	240,000	138,534	68,751	—	22,830	470,115
Christine M. Klaskin	2010	188,629	93,481	45,060	19,290	5,894	352,354
Vice President, Finance and	2009	185,000	24,642	30,764	—	4,760	245,166
Principal Accounting Officer	2008	185,000	88,105	52,885	—	9,255	335,245

(1) As an employee-director, Dr. Armen receives no additional compensation for his services to the Board.

(2) Based on the fair value of nonvested shares on the grant date. Please see the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 as filed on March 16, 2011 for assumptions applied.

(3) We use the Black-Scholes option pricing model to value the options granted. Please see the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 as filed on March 16, 2011 for assumptions applied. Option awards for 2009 represent the grant date fair value of options granted with the terms of our Tender Offer as included in our Schedule TO filed with the SEC on June 17, 2009.

(4) Cash bonuses paid under the Executive Incentive Plan.

(5) Please see the tables below which summarize all other compensation.

2010:

Executive Officer	Insurance Premiums ($)	401(k) Company Match ($)	Car Service to Base Office ($)	Other Benefits ($)	Total ($)
Garo H. Armen, Ph.D.	18,754	957	13,789	3,850	37,350
Shalini Sharp	17,967	1,368	—	—	19,335
Karen H. Valentine	14,505	2,411	—	—	16,916
Kerry A. Wentworth	7,335	2,466	—	—	9,801
Christine M. Klaskin	2,759	1,935	—	1,200	5,894

2009:

Executive Officer	Insurance Premiums ($)	401(k) Company Match ($)	Car Service to Base Office ($)	Other Benefits ($)	Total ($)
Garo H. Armen, Ph.D.	15,883	2,234	11,565	1,922	31,604
Shalini Sharp	4,253	1,385	—	—	5,638
Karen H. Valentine	12,256	1,269	—	—	13,525
Kerry A. Wentworth	6,146	1,385	—	—	7,531
Christine M. Klaskin	2,493	1,067	—	1,200	4,760

2008:

Executive Officer	Insurance Premiums ($)	401(k) Company Match ($)	Car Service to Base Office ($)	Discounted Securities Purchases ($)	Other Benefits ($)	Total ($)
Garo H. Armen, Ph.D.	14,514	3,181	15,109	—	2,000	34,804
Shalini Sharp	2,046	6,900	—	1,149	263	10,358
Karen H. Valentine	11,676	6,402	—	1,747	—	19,825
Kerry A. Wentworth	5,639	6,645	—	—	10,546	22,830
Christine M. Klaskin	2,293	5,188	—	574	1,200	9,255

Grants of Plan-Based Awards for 2010

This table shows our grants of plan-based awards to named executive officers in 2010. All of the awards under the Non-Equity Incentive Plan Compensation column in the Summary Compensation table were made under our Executive Incentive Plan. The awards reflected in the All Other Stock Awards and All Other Option Awards columns were made under either our 1999 Equity Incentive Plan, as amended (the "1999 EIP") or our 2009 EIP.

Executive Officer	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Garo H. Armen, Ph.D.	1/26/2010(1)	100,000	350,000	0.75	285,280
Chief Executive Officer	3/10/2010(2)	231,579	—	—	178,316
Shalini Sharp	1/19/2010(3)	136,421	—	—	122,779
Vice President and Chief Financial Officer	1/26/2010(1)	45,000	125,000	0.75	108,850
Karen H. Valentine	1/19/2010(3)	93,789	—	—	84,410
Vice President and General Counsel	1/26/2010(1)	30,000	75,000	0.75	67,560
Kerry A. Wentworth	1/19/2010(3)	136,421	—	—	122,779
Vice President, Clinical, Regulatory and Quality	1/26/2010(1)	50,000	150,000	0.75	127,620
Christine M. Klaskin	1/19/2010(3)	78,868	—	—	70,981
Vice President, Finance and Principal Accounting Officer	1/26/2010(1)	30,000	75,000	0.75	67,560

(1) The restricted stock and stock options vest quarterly over three years beginning on April 26, 2010.
(2) The restricted stock vested on March 10, 2010.
(3) The restricted stock vested on January 19, 2010.
(4) We use the Black-Scholes option pricing model to value the options granted. Please see the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 as filed on March 16, 2011 for assumptions applied.

Dr. Armen, Ms. Sharp, Ms. Valentine, and Ms. Wentworth each currently have an employment and change of control agreement providing a minimum base salary. The employment and change of control agreements for our current and former executive officers entitle them to participate in employee benefit and fringe benefit plans and programs made available to executives generally. Additionally, the employment and change of control agreements provide for the reimbursement of reasonable, customary and necessary business expenses, subject to our travel policy. For our executives, all other compensation items, including perquisites, comprise a small portion of overall total compensation.

The exercise price for all stock options granted in 2010 equaled the fair market value of the Company's common stock on the date of the grant. Fair market value on the date of grant was determined as the closing market price of the Company's common stock on the date of the grant.

Outstanding Equity Awards at Fiscal Year-End 2010

The following table shows outstanding equity awards for the named executive officers as of December 31, 2010:

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[7] ($)
Garo H. Armen, Ph.D.	437,499	87,501[1]	1.58	7/16/19	—	—
Chief Executive Officer	318,227	—	1.63	9/15/16	—	—
	158,400	52,800[2]	2.27	9/12/17	—	—
	170,000	85,000[3]	1.57	9/10/18	—	—
	—	—	—	—	15,000[4]	15,150
	87,500	262,500[5]	0.75	1/26/20	—	—
	—	—	—	—	75,000[6]	75,750
Shalini Sharp	41,749	8,351[1]	1.58	7/16/19	—	—
Vice President and Chief	60,000	—	1.74	9/13/16	—	—
Financial Officer	22,267	—	1.63	9/15/16	—	—
	83,400	27,800[2]	2.27	9/12/17	—	—
	43,333	21,667[3]	1.57	9/10/18	—	—
	—	—	—	—	5,000[4]	5,050
	31,250	93,750[5]	0.75	1/26/20	—	—
	—	—	—	—	33,750[6]	34,088
Karen H. Valentine	23,437	4,688[1]	1.58	7/16/19	—	—
Vice President and General Counsel	12,500	—	1.63	9/15/16	—	—
	30,000	—	2.03	12/4/16	—	—
	36,675	12,225[2]	2.27	9/12/17	—	—
	33,333	16,667[3]	1.57	9/10/18	—	—
	—	—	—	—	3,334 [4]	3,367
	18,750	56,250[5]	0.75	1/26/20	—	—
	—	—	—	—	22,500[6]	22,725
Kerry A. Wentworth	37,499	7,501[1]	1.58	7/16/19	—	—
Vice President, Clinical, Regulatory and	60,000	—	2.03	6/14/16	—	—
Quality	20,000	—	1.63	9/15/16	—	—
	120,900	40,300[2]	2.27	9/12/17	—	—
	43,333	21,667[3]	1.57	9/10/18	—	—
	—	—	—	—	5,000[4]	5,050
	37,500	112,500[5]	0.75	1/26/20	—	—
	—	—	—	—	37,500[6]	37,875
Christine M. Klaskin	22,687	4,538 [1]	1.58	7/16/19	—	—
Vice President, Finance and Principal	30,000	—	1.74	9/13/16	—	—
Accounting Officer	15,311	—	1.63	9/15/16	—	—
	36,675	12,225[2]	2.27	9/12/17	—	—
	33,333	16,667[3]	1.57	9/10/18	—	—
	—	—	—	—	3,334[4]	3,367
	18,750	56,250[5]	0.75	1/26/20	—	—
	—	—	—	—	22,500[6]	22,725

(1) The options vested on January 16, 2011.
(2) The options vest on September 12, 2011, provided the executive remains employed with us.
(3) The options vest on September 10, 2011, provided the executive remains employed with us.
(4) The restricted stock vests on September 10, 2011, provided the executive remains employed with us.
(5) The options vest in nine equal quarterly installments beginning January 26, 2011, provided the executive remains employed with us.
(6) The restricted stock vests in nine equal quarterly installments beginning January 26, 2011, provided the executive remains employed with us.
(7) We valued the stock awards using the closing price of our common stock on The NASDAQ Capital Market on December 31, 2010, which was $1.01 per share, utilizing the same assumptions that we utilize under ASC 718 for our financial reporting.

Option Exercises and Stock Vested for 2010

The following table shows information about restricted stock that vested in 2010 and the value realized on those awards by our named executive officers in 2010. No stock options were exercised by our named executive officers in 2010.

	Stock Awards	
Name	**Number of Shares Acquired On Vesting (#)**	**Value Realized On Vesting ($)**
Garo Armen Chief Executive Officer	271,579	216,932
Shalini Sharp Vice President and Chief Financial Officer	152,671	138,529
Karen H. Valentine Vice President and General Counsel	104,622	94,910
Kerry A. Wentworth Vice President, Clinical, Regulatory and Quality	153,921	139,762
Christine M. Klaskin Vice President, Finance and Principal Accounting Officer	89,701	81,481

Pension Benefits for 2010

We do not have any plans providing for payments or other benefits at, following, or in connection with, retirement.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans for 2010

We do not have any nonqualified defined contribution plans or other deferred compensation plans for our executive officers.

Potential Payments Upon Termination or Change of Control

We have entered into certain agreements and maintain certain plans that may require us to make certain payments and/or provide certain benefits to the executive officers named in the Summary Compensation Table in the event of a termination of employment or a change of control. Dr. Armen, Ms. Sharp, Ms. Valentine, and Ms. Wentworth are each currently party to employment and change of control agreements providing for payments in connection with such officers' termination or a change of control. Ms. Klaskin is party to a change of control plan providing for payments in connection with a change of control. A "change of control" or "change in control" is defined in each of the agreements and plan generally as (i) the acquisition by any individual, entity or group of 50% or more of the common stock of the Company, (ii) a change in the incumbent Board of Directors such that incumbent directors cease to constitute at least a majority of our Board of Directors, (iii) a sale or other disposition of all or substantially all of the assets of the Company, or (iv) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company. The following text and tables summarize the potential payments to each applicable named executive officer assuming that the triggering event occurred on December 31, 2010, the last day of our fiscal year.

Our Chief Executive Officer

Under Dr. Armen's employment and change in control agreement, if we terminate Dr. Armen's employment without cause or if he terminates his employment for good reason (as defined), he is entitled to receive from the Company:

- his base salary for a period of 18 months, plus a lump sum payment of 150% of the higher of his target incentive bonus for that year or his last actual incentive bonus,
- coverage under our medical and dental plans for 18 months following the date of termination,
- a lump sum payment of $15,000 for outplacement assistance,
- a gross-up for any taxes with respect to such outplacement assistance payment,
- a gross-up payment for any taxes, interest and penalties imposed by Section 4999 of the Code, and
- at the Compensation Committee's discretion, the acceleration of vesting of any unvested stock options.

Under Dr. Armen's employment and change in control agreement, "*good reason*" means the occurrence of any of the following events:

(i) failure to continue Dr. Armen in the position of Chief Executive Officer,

(ii) a material and substantial diminution in the nature or scope of his responsibilities,

(iii) a material reduction in base salary or benefits, or

(iv) relocation of Dr. Armen's principal office, without his prior consent, to a location more than 30 miles away.

Upon a change of control, (i) 50% of any of Dr. Armen's outstanding unvested stock options and shares of unvested restricted stock as of the change of control date become vested and exercisable and, in the case of shares of restricted stock, no longer subject to forfeiture, except that (ii) the restriction lapses on 100% of the unvested restricted stock granted on September 10, 2008. If a change of control occurs and, within 24 months, we terminate Dr. Armen's employment without cause or if he terminates his employment for good reason, he is entitled to receive from the Company:

- a lump sum payment of 24 months of base salary plus two times the higher of his target incentive bonus for that year or his last actual incentive bonus,
- coverage under our medical and dental plans for 24 months following the date of termination,
- a lump sum payment of $15,000 for outplacement assistance,
- a gross-up for any taxes with respect to such outplacement assistance payment,
- a gross-up payment for any taxes, interest and penalties imposed by Section 4999 of the Code, and
- acceleration of vesting for all unvested stock options and unvested restricted stock as of the date of termination.

Additionally, under Dr. Armen's employment and change in control agreement, he is subject to a non-competition and non-solicitation period for the greater of 18 months post-termination or the period during which he is receiving post-termination payments from us.

Executive Benefits and Payments Upon Termination or Change of Control	Termination in Connection with a Change of Control* ($)	Termination without Cause or with Good Reason* ($)
Base Salary	880,000	660,000
Bonus Payment	440,000	330,000
Acceleration of Vesting of Equity	122,608	N/A
Perquisites and Other Personal Benefits	50,196	41,958
Gross-up Payments for Change of Control Excise Taxes	N/A	N/A
Total:	1,492,804	1,031,958

* We used the following assumptions to calculate these payments:

- We valued stock options accelerated using the closing price of our common stock on The NASDAQ Capital Market on December 31, 2010, which was $1.01 per share, utilizing the same assumptions that we utilize under ASC 718 for our financial reporting. Upon a change of control without termination, the acceleration of vested equity would be valued at $68,879.

We assumed in each case that termination is not for cause, the executive does not violate his non-competition or non-solicitation agreements with us following termination, the executive does not receive medical and dental insurance coverage from another employer within two years of termination or change of control, and the executive does not incur legal fees requiring reimbursement from us.

We used the same assumptions for health care benefits that we used for our financial reporting under generally accepted accounting principles.

Gross-up payments assume a December 31, 2010 change of control and termination date. For purposes of these payments, the following are included as parachute payments: cash severance payable upon termination in connection with a change of control, the value of any outplacement services and benefits continuation due in the event of such a termination, and the value of the acceleration of outstanding equity awards, all determined in accordance with applicable tax regulations. We have assumed that all outstanding options are cashed out in the assumed transaction for an amount equal to the excess, if any, of $1.01 (the closing price of our common stock on December 31, 2010, the last business day of the year) over the exercise price per share under the option, multiplied by the number of shares subject to the option. Finally, these figures assume that none of the parachute payments will be discounted as attributable to reasonable compensation and no value is attributed to the executive executing a non-competition agreement in connection with the assumed termination of employment.

Other Named Executive Officers

Under the employment and change in control agreements for Ms. Sharp, Ms. Valentine, and Ms. Wentworth, if we terminate each officer's employment without cause or if each officer terminates her employment for good reason, each officer is entitled to receive from the Company:

- her base salary for a period of 12 months plus a lump sum payment of the higher of the officer's target incentive bonus for that year or their last actual incentive bonus,
- coverage under our medical and dental plans for 12 months following the date of termination,
- a lump sum payment of $15,000 for outplacement assistance,
- a gross-up for any taxes with respect to such outplacement assistance payment,

- a gross-up payment for any taxes, interest and penalties imposed by Section 4999 of the Code, and
- at the Compensation Committee's discretion, the acceleration of vesting of any unvested stock options.

Under the employment and change in control agreements for the various named executives, "*good reason*" means the occurrence of any of the following events:

Good Reason	Ms. Sharp	Ms. Valentine	Ms. Wentworth
Material and substantial diminution in nature of scope of responsibilities(1)	X	X	X
Material reduction in base salary or benefits	X	X	X
Relocation of office by more than 30 miles (without prior consent)(1)	X	X	X
Change of principal place of business from California(2)	X		

(1) For purposes of change of control.
(2) Termination benefit at reduced level in comparison with other good reason.

Under the employment and change in control agreements for Ms. Sharp, Ms. Valentine, and Ms. Wentworth, upon a change of control:

- (i) 50% of any of each officer's outstanding unvested stock options and shares of unvested restricted stock as of the change of control date become vested and exercisable, and in the case of restricted stock, no longer subject to forfeiture, except that (ii) the restriction lapses on 100% of the unvested restricted stock granted on September 10, 2008 as of the change of control date, and
- If a change of control occurs and, within 18 months, we terminate the officer's employment without cause or if the officer terminates her employment for good reason, the officer is entitled to receive from the Company:
  - a lump sum payment of 18 months of base salary plus 150% of the higher of their target incentive bonus for that year or their last actual incentive bonus,
  - coverage under our medical and dental plans for 18 months following the date of termination,
  - a lump sum payment of $15,000 for outplacement assistance,
  - a gross-up for any taxes with respect to such outplacement assistance payment,
  - a gross-up payment for any taxes, interest and penalties imposed by Section 4999 of the Code, and
  - the acceleration of vesting for all unvested stock options and unvested restricted stock as of the date of termination.

Under Ms. Sharp's employment and change in control agreement, her principal place of business is in California. If Ms. Sharp is asked to relocate to the Company's New York or Massachusetts locations, she has the right to terminate the agreement, and upon such termination, Ms. Sharp is entitled to receive from the Company:

- her base salary for a period of 6 months plus a lump sum payment of the higher of one-half of her target incentive bonus for that year or one-half of her actual incentive bonus,
- coverage under our medical and dental plans for six months following the date of termination,
- a lump sum payment of $7,500 for outplacement assistance,

- a gross-up for any taxes with respect to such outplacement assistance payment, and
- at the Compensation Committee's discretion, the acceleration of vesting of any unvested stock options.

Under the change of control plan for Ms. Klaskin, upon a change of control:

- (i) 50% of any of each Ms. Klaskin's outstanding unvested stock options and shares of unvested restricted stock as of the change of control date become vested and exercisable, and in the case of restricted stock, no longer subject to forfeiture, except that (ii) the restriction lapses on 100% of the unvested restricted stock granted on September 10, 2008 as of the change of control date, and
- If a change of control occurs and, within 18 months, we terminate Ms. Klaskin's employment without cause or if Ms. Klaskin terminates her employment for good reason, she is entitled to receive from the Company:
  - a lump sum payment of 12 months of base salary plus the higher of her target incentive bonus for that year or her last actual incentive bonus,
  - coverage under our medical and dental plans for 12 months following the date of termination,
  - a lump sum payment of $10,000 for outplacement assistance,
  - a gross-up for any taxes with respect to such outplacement assistance payment, and
  - the acceleration of vesting of all unvested stock options and unvested restricted stock as of the date of the change in control.

Additionally, under the officers' employment and change of control arrangements, they are each subject to a non-competition and non-solicitation period for the greater of 12 months post-termination or the period during which the officer is receiving post-termination payments from us.

Executive Benefits and Payments Upon Termination or Change of Control	Termination in Connection with a Change of Control* ($)				Termination without Cause or with Good Reason* ($)			
	Ms. Klaskin	Ms. Valentine	Ms. Sharp	Ms. Wentworth	Ms. Klaskin	Ms. Valentine	Ms. Sharp	Ms. Wentworth
Base Salary	196,100	349,800	381,600	381,600	N/A	233,200	254,400	254,400
Bonus Payment	70,981	126,615	184,169	184,169	N/A	84,410	122,779	122,779
Acceleration of Vesting of Equity	32,777	32,778	50,240	56,200	N/A	N/A	N/A	N/A
Perquisites and Other Personal Benefits	12,781	36,951	41,958	26,010	N/A	30,382	33,720	23,088
Gross-up Payments for Change of Control Excise Taxes	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total:	312,639	546,144	657,967	647,979	N/A	347,992	410,899	400,267

* We used the following assumptions to calculate these payments:

- We valued stock options accelerated using the closing price of our common stock on The NASDAQ Capital Market on December 31, 2010, which was $1.01 per share, utilizing the same assumptions that we utilize under ASC 718 for our financial reporting. Upon a change of control without termination the acceleration of vested equity would be valued at $18,072, $18,073, $27,645, and $30,625 for Ms. Klaskin, Ms. Valentine, Ms. Sharp, and Ms. Wentworth respectively.
- We assumed in each case that termination is not for cause, the executive does not violate her non-competition or non-solicitation agreements with us following termination, the executive does not receive medical and dental insurance coverage from another employer within eighteen months of termination or change of control, and the executive does not incur legal fees requiring reimbursement from us.

- We used the same assumptions for health care benefits that we used for our financial reporting under generally accepted accounting principles.
- Gross-up payments assume a December 31, 2010 change of control and termination date. For purposes of these payments, the following are included as parachute payments: cash severance payable upon termination in connection with a change of control, the value of any outplacement services and benefits continuation due in the event of such a termination, and the value of the acceleration of outstanding equity awards, all determined in accordance with applicable tax regulations. We have assumed that all outstanding options are cashed out in the assumed transaction for an amount equal to the excess, if any, of $1.01 (the closing price of our common stock on December 31, 2010, the last business day of the year) over the exercise price per share under the option, multiplied by the number of shares subject to the option. Finally, these figures assume that none of the parachute payments will be discounted as attributable to reasonable compensation and no value is attributed to the executive executing a non-competition agreement in connection with the assumed termination of employment.

Change of Control Arrangements Under Our 2009 EIP

Under our 2009 EIP, in the event of a change of control (as determined by the Board), the Board may make a provision for the continuation, acceleration or assumption or substitution of unvested options and restricted stock, or provide for a cash-out of outstanding awards.

DIRECTOR COMPENSATION

The following table shows the compensation paid or awarded to each non-employee director for their service as a non-employee director in 2010:

Name	Fees Earned or Paid in Cash[1] ($)	Option Awards[2] ($)	All Other Compensation ($)	Total ($)
Tom Dechaene	46,000	26,351	—	72,351
Wadih Jordan	41,500	26,351	—	67,851
Hyam I. Levitsky, M.D.	43,000	26,351	3,208[3]	72,559
Timothy R. Wright	66,000	26,351	—	92,351
Timothy Rothwell	36,250	26,351	—	62,601
Brian Corvese	55,750	26,351	—	82,101
John Hatsopoulos	43,000	26,351	—	69,351

(1) Includes fees earned in 2010 but deferred pursuant to our Directors' Deferred Compensation Plan (as amended).

(2) We use the Black-Scholes option pricing model to value the options granted. Please see the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010 as filed on March 16, 2011 for assumptions applied. Each director was granted 30,000 options during 2010.

(3) Represents consulting fees earned.

Employee directors do not receive any additional compensation for their service as a director. Each year, the Compensation Committee reviews the compensation we pay to our non-employee directors. The committee compares our Board compensation to compensation paid to non-employee directors by similarly sized public companies in similar businesses. The committee also considers the responsibilities that we ask our Board members to assume and the amount of time required to perform those responsibilities.

Cash and Equity Compensation for Non-Employee Directors for 2010

Type of Fee		
Annual retainer	$	34,000
Additional annual retainer for Lead Director	$	18,000
Additional annual retainer for Audit and Finance Committee Chair	$	18,000
Additional annual retainer for Audit and Finance Committee member	$	9,000
Additional annual retainer for Compensation Committee Chair	$	7,500
Additional annual retainer for Compensation Committee member	$	5,000
Additional annual retainer for Corporate Governance and Nominating Committee Chair	$	6,000
Additional annual retainer for Corporate Governance and Nominating Committee member	$	3,000
Additional annual retainer for Research and Development Committee Chair	$	6,000
Additional annual retainer for Research and Development Committee member	$	3,000
Initial stock option grant[1]		25,000 shares
Annual stock option grant[1]		15,000 shares

(1) Each stock option grant vests over three years in equal annual installments. Any unvested portion vests automatically on the last day of the term of a director who does not stand for reelection at the end of his or her term.

Agenus also reimburses non-employee directors for reasonable travel and out-of-pocket expenses in connection with their service as directors.

Our Directors' Deferred Compensation Plan (as amended) (the "DDCP") permits each non-employee director to defer all or a portion of his or her cash compensation until his or her service ends or until a specified date. A director may credit his or her deferred cash into an interest bearing account, an equity account, or a combination of both. As a matter of policy, directors are encouraged to elect to defer twenty-five percent of their cash compensation in the form of equity under the DDCP.

The Board has adopted a policy guideline that encourages directors to hold 37,500 shares of equity within a reasonable period of time following their election or appointment to the Board. In addition to purchasing shares in the open market, directors may utilize the DDCP or the Agenus Board Compensation Policy, which allows directors to receive their compensation in stock, to acquire these shares. In accordance with the requirements of the DDCP, elections to defer compensation thereunder must be made prior to the end of the third quarter of the prior calendar year. In some cases, a director, due to securities law restrictions, may be unable to purchase such shares until such election takes effect.

OWNERSHIP OF OUR COMMON STOCK

Ownership By Management

On April 18, 2011, Agenus had 113,337,624 shares of common stock issued and outstanding. This table shows certain information about the beneficial ownership of Agenus common stock, as of that date, by:

- each of our current directors,
- each nominee for director,
- our Chief Executive Officer,
- our Chief Financial Officer,
- our Principal Accounting Officer,
- our other most highly compensated executive officers who were serving as executive officers as of December 31, 2010 and are named in the Summary Compensation Table, and
- all of our current directors and executive officers as a group.

According to SEC rules, we have included in the column "Number of Issued Shares" all shares of common stock over which the person has sole or shared voting or investment power as of April 18, 2011, and we have included in the column "Number of Shares Issuable" all shares of common stock that the person has the right to acquire within 60 days after April 18, 2011 through the exercise of any stock options, the vesting of restricted shares, or in the case of directors, any shares to be distributed under the DDCP. All shares that a person has a right to acquire within 60 days of April 18, 2011 are deemed outstanding for the purpose of computing the percentage beneficially owned by the person, but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person.

Unless otherwise indicated, each person has the sole power (or shares the power with a spouse) to invest and vote the shares listed opposite the person's name. Where applicable, ownership is subject to community property laws. Our inclusion of shares in this table as beneficially owned is not an admission of beneficial ownership of those shares by the person listed in the table. Except as noted, the address of each stockholder is c/o Agenus Inc., 162 Fifth Avenue, Suite 900, New York, NY 10010.

Name of beneficial owner	Number of Issued Shares	Number of Shares Issuable[1]	Total	Percent of Class
Garo H. Armen, Ph.D.	8,064,026[2]	4,100,615[3]	12,164,641	10.4%
Tom Dechaene	—	159,905[4]	159,905	*
John Hatsopoulos	125,000	189,530[5]	314,530	*
Wadih Jordan	—	294,605[6]	294,605	*
Hyam I. Levitsky, M.D.	15,376	80,643[7]	96,019	*
Timothy Rothwell	19,428	26,666	46,094	*
Timothy R. Wright	10,000	92,324[8]	102,324	*
Brian Corvese	—	75,000	75,000	*
Shalini Sharp	293,579	183,747	477,326	*
Karen H. Valentine	87,568	98,926	186,494	*
Kerry A. Wentworth	195,383	206,430	401,813	*
Christine M. Klaskin	96,856	101,287	198,143	*
All current directors and executive officers as a group (12 persons)[8]	8,907,216	5,609,678	14,516,894	12.2%

* Less than one percent

(1) Shares that can be acquired upon the exercise of stock options or restricted shares vested as of 60 days following April 18, 2011, and in the case of directors, shares to be distributed under the DDCP.

(2) Includes 1,501,667 shares of our stock held by Armen Partners, LP, a limited partnership in which Dr. Armen is the general partner, 1,271,102 and 2,336,246 shares held by the Garo Armen 2009 2 Year GRAT and the Garo Armen 4 year GRAT, respectively.
(3) Includes 1,708,717 shares issuable upon exercise of warrants.
(4) Includes 54,905 deferred shares to be distributed in accordance with the terms of our DDCP.
(5) Includes 129,530 deferred shares to be distributed in accordance with the terms of our DDCP.
(6) Includes 174,605 deferred shares to be distributed in accordance with the terms of our DDCP.
(7) Includes 5,643 deferred shares to be distributed in accordance with the terms of our DDCP.
(8) Includes 17,324 deferred shares to be distributed in accordance with the terms of our DDCP.

Ownership By Certain Beneficial Owners

This table shows certain information, based on filings with the SEC, about the beneficial ownership of our capital stock as of April 18, 2011 by each person known to us owning beneficially more than 5% of any class of our capital stock.

Name and Address of beneficial Owner	Title of Class	Number of Shares	Percent of Class
Brad M. Kelley 1410 Moran Road Franklin, TN 37069-6300	Common	5,546,240	4.9%
	Series A Preferred	31,620[(1)]	100%
Fletcher Asset Management, Inc. 48 Wall Street 5th Floor New York, NY 10005	Series B Preferred	3,105[(2)]	100%
Ingalls & Snyder, LLC 61 Broadway New York, NY 10006	Common	6,746,601[(3)]	6.0%

(1) Mr. Kelley owns 31,620 shares of our Series A Convertible Preferred Stock, our only shares of outstanding Series A preferred stock. These shares have an initial conversion price of $15.81 and are currently convertible into 2,000,000 shares of our common stock. If Mr. Kelley had converted all 31,620 shares of Series A Convertible Preferred Stock into shares of common stock as of April 18, 2011, he would have held 7,546,240 shares of our common stock, or 6.5% of the shares outstanding.
(2) Fletcher Asset Management, Inc. owns 3,105 shares of our Series B Convertible Preferred stock, our only shares of outstanding Series B preferred stock.
(3) Includes 6,746,601 shares of common stock held by Ingalls & Snyder, LLC and related entities (as reported in the Schedule 13G/A as filed by Ingalls & Snyder Value Partners, LP on February 24, 2011).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Our executive officers, directors, and 10% stockholders are required under Section 16(a) of the 1934 Act, to file reports of ownership and changes in ownership of our securities with the SEC.

Based solely on a review of the copies of reports furnished to us, we believe that during our 2010 fiscal year, our directors, executive officers, and 10% stockholders complied with all applicable Section 16(a) filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

No such transactions or currently proposed transactions since January 1, 2010 exist.

Related Party Transaction Policies and Procedures

The Audit and Finance Committee of the Board is responsible for reviewing and approving all material transactions with any related party on a continuing basis. Related parties can include any of our directors or executive officers, certain of our stockholders, and their immediate family members. This obligation is set forth in writing in our Audit and Finance Committee Charter. A copy of the Audit and Finance Committee Charter is posted on the corporate governance section of our website at *http://www.agenusbio.com/investors/corporate*. No material on our website is part of this proxy statement. In evaluating related party transactions, our Audit and Finance Committee members apply the same standards of good faith and fiduciary duty they apply to their general responsibilities as a committee of the Board and as individual directors. The Audit and Finance Committee will approve a related party transaction when, in its good faith judgment, the transaction is in the best interest of Agenus.

To identify related party transactions each year, we submit and require our directors and executive officers to complete Director and Officer Questionnaires identifying any transactions with us in which the officer or director or their family members have an interest. We also review related party transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with our interests. Our Code of Ethics requires all directors, officers, and employees who may have a potential or apparent conflict of interest to immediately notify our Chief Compliance Officer for review and approval by management and our Corporate Governance and Nominating Committee. A copy of our Code of Ethics is posted on the corporate governance section of our website at *http://www.agenusbio.com/investors/corporate*. No material on our website is part of this proxy statement.

EQUITY PLANS

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information about the securities authorized for issuance under our equity compensation plans as of December 31, 2010:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (Excluding Securities Reflected in Column (a))[2]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,120,142	$2.11	11,604,603
Equity compensation plans not approved by security holders	—		—
Total	8,120,142		11,604,603

(1) Includes 333,843 shares issuable under our DDCP at a weighted average price of $1.41.

(2) Includes 410,275 shares that may be issued under our 2009 Employee Stock Purchase Plan and 23,211 shares available under our DDCP.

PROPOSAL 2—TO APPROVE AN AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF COMPANY COMMON STOCK AT THE DISCRETION OF THE BOARD OF DIRECTORS

Summary

We are seeking stockholder approval to grant our Board of Directors discretionary authority to amend our Amended and Restated Certificate of Incorporation, as amended, to effect a reverse stock split of the shares of common stock at an exchange ratio of not less than 1-for-2 and not more than 1-for 10 at any time prior to our 2012 Annual Meeting of Stockholders. The Board of Directors believes that providing the flexibility for the Board to choose an exact split ratio based on then current market conditions, and to effect such reverse stock split at any time prior to the 2012 Annual Meeting of Stockholders, will better enable us to act in the best interests of the Company and its stockholders.

The form of proposed amendment to our restated certificate of incorporation to effect a reverse stock split is attached to this proxy statement as Appendix A (the "Reverse Stock Split Amendment"). We are seeking your approval of the Reverse Stock Split Amendment.

If this proposal is approved, the Board will have the authority, but not the obligation, in its sole discretion and without any further action on the part of the stockholders, to effect the reverse stock split, at any time it believes to be most advantageous to the Company and its stockholders. This proposal would give the Board the authority to implement one, but not more than one, reverse stock split. A reverse stock split would be effected by the filing of the Reverse Stock Split Amendment with the Secretary of State of the State of Delaware. The Board will retain the authority not to effect the Reverse Stock Split Amendment even if we receive stockholder approval. Thus, subject to stockholder approval, the Board may, at its discretion, file the amendment to effect a reverse stock split or abandon it and effect no reverse stock split if it determines that such action is not in the best interests of the Company and its stockholders. If the Reverse Stock Split Amendment is not filed with the Secretary of State of the State of Delaware prior to the Company's 2012 Annual Meeting of Stockholders, the Reverse Stock Split Amendment will be deemed abandoned, without any further effect.

The Board's decision as to whether and when to effect the reverse stock split will be based, in part, on prevailing market conditions, existing and expected trading prices for our common stock, and the Company's compliance with the minimum bid price continued listing requirements of The NASDAQ Capital Market.

Reasons for the Reverse Stock Split

Our Board of Directors believes that the goal of increasing the per-share price of our common stock through a reverse stock split may be in the best interests of the Company for a number of reasons as discussed below. In 2009 and 2010 the Company sought and received stockholder approval to initiate a reverse stock split, however the Board of Directors has not chosen to exercise its discretion to date.

Implementing the reverse stock split could help maintain the Company's listing on The NASDAQ Capital Market. In April 2009, we moved from the NASDAQ Global Market to the NASDAQ Capital Market as part of our plan to regain compliance with minimum market value requirements. On March 3, 2011 we were notified by the Listing Qualification Staff of NASDAQ (the "Staff') that we were out of compliance with NASDAQ Marketplace Rule 5550(a)(2) (the "Bid Price Requirement") because the bid price for our common stock closed below the minimum $1.00 per share requirement for thirty consecutive business days. To date, we have been unable to regain compliance with the Bid Price Requirement, and on April 18, 2011, our common stock closed at $.89 per share. This is the third time we have been in non-compliance with the Bid Price Requirement since our move to the NASDAQ Capital Market. The Board of Directors approved the reverse stock split proposal in part as a potential means of increasing the share price of our common stock to a price above the $1.00 per share requirement. If the Board decides to effect the reverse stock split, it will seek to set the applicable ratio to increase our stock price sufficiently above the $1.00 minimum required for the continued listing on The NASDAQ Capital Market so that we would not be faced in the future with delisting for failure to meet this requirement absent a significant percentage decrease in our common stock.

If our common stock were delisted, the stock would then be eligible for quotation on the Over-The-Counter (OTC) Bulletin Board maintained by NASDAQ, on another over-the-counter quotation system or on the "pink sheets." If that occurs, the liquidity and marketability of shares of our common stock would decrease. As a result, an investor might find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our common stock. In addition, if our common stock were to be delisted and the trading price of the common stock were to continue to be less than $1.00 per share, trading in our common stock would be subject to certain rules under the 1934 Act which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock" involving persons other than established customers and accredited investors. The additional burdens imposed upon broker-dealers might discourage broker-dealers from effecting transactions in our common stock, which might further affect the liquidity of our common stock. For the above reasons, we believe that current and prospective investors will view an investment in our common stock more favorably if the shares remain listed on The NASDAQ Capital Market than if our common stock trades on the OTC Bulletin Board or similar trading systems.

If our common stock's closing bid price satisfies the minimum closing bid price rule prior to approval of this proposal, we may still effect the reverse stock split if stockholders approve this proposal and if our Board of Directors determines that effecting the reverse stock split would be in the best interests of our Company and our stockholders for the following reasons:

- It could heighten the interest of the financial community in the Company and potentially broaden the pool of investors that may consider investing, or be able to invest, in the Company by increasing the trading price of our common stock and decreasing the number of outstanding shares of our common stock.
- It could help to attract institutional investors who have internal policies that either prohibit them from purchasing stocks below a certain minimum price or tend to discourage individual brokers from recommending such stocks to their customers.
- It may also encourage investors who had previously been dissuaded from purchasing our Company's common stock because commissions on lower-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks.

For the foregoing reasons, we are asking our stockholders to approve the Reverse Stock Split Amendment authorizing a reverse stock split and to grant the Board the discretion to determine the exchange ratio and effect the reverse stock split at any time prior to the Company's 2012 Annual Meeting of Stockholders.

Possible Effects of the Reverse Stock Split

Below are a number of possible effects of the reverse stock split, among others, that our Board of Directors has considered in adopting the resolution approving the Reverse Stock Split Amendment. There may be other effects of the reverse stock split in addition to those described below.

- Immediately after the reverse stock split is implemented, Company common stockholders will own fewer shares than they currently own. By reducing the number of shares outstanding without a corresponding reduction in the number of shares authorized but unissued common stock, the reverse stock split will have the effect of increasing the number of authorized but unissued shares. The Company does not currently have any plans to issue any of the authorized but unissued shares of common stock that would become available for issuance if the reverse stock split of our outstanding shares of common stock is approved by our stockholders and subsequently effected by the Board. Any outstanding options or warrants would also be adjusted by the same split ratio. The following table shows the number of shares that would be (a) issued and outstanding, (b) authorized and reserved for issuance upon the exercise of outstanding capital stock options and warrants, vesting of nonvested shares, issuance of shares under the Directors' Deferred Compensation Plan, and conversion of convertible notes and preferred stock, and (c) authorized and unreserved for issuance, in each case upon the implementation of the reverse stock split at each ratio from 1-for-2 to 1-for-10 based on our capitalization at December 31, 2010.

As of December 31, 2010	Shares Issued and Outstanding	Shares Authorized and Reserved for Issuance(1)	Shares Authorized and Unreserved	Total Authorized
Pre-split	111,885,759	42,182,745	95,931,496	250,000,000
If 1-for -2 stock split enacted	55,942,880	21,091,373	172,965,747	250,000,000
If 1-for -3 stock split enacted	37,295,253	14,060,915	198,643,832	250,000,000
If 1-for -4 stock split enacted	27,971,440	10,545,686	211,482,874	250,000,000
If 1-for -5 stock split enacted	22,377,152	8,436,549	219,186,299	250,000,000
If 1-for -6 stock split enacted	18,647,627	7,030,458	224,321,915	250,000,000
If 1-for -7 stock split enacted	15,983,680	6,026,106	227,990,214	250,000,000
If 1-for -8 stock split enacted	13,985,720	5,272,843	230,741,437	250,000,000
If 1-for -9 stock split enacted	12,431,751	4,686,972	232,881,277	250,000,000
If 1-for -10 stock split enacted	11,188,576	4,218,275	234,593,149	250,000,000

(1) Shares which are authorized and reserved for issuance upon the exercise of outstanding options and warrants, vesting of nonvested shares, issuance of shares under the Directors' Deferred Compensation Plan, and conversion of convertible notes and preferred stock.

Although the Board expects that the reduction in outstanding shares of common stock will result in an increase in the per share price of the Company's common stock, there is no assurance that such a result will occur. Similarly there is no assurance that if the per share price of the Company's common stock increases as a result of the reverse stock split, such increase in the per share price will be permanent, which will be dependent on several factors.

- Should the per share price of our common stock decline after implementation of the reverse stock split, the percentage decline may be greater than would occur in the absence of the reverse stock split.
- The anticipated resulting increase in per share price of the Company's common stock due to the reverse stock split is expected to encourage interest in the Company's common stock and possibly promote greater liquidity for our stockholders. However, such liquidity could also be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.
- The reverse stock split could be viewed negatively by the market and, consequently, could lead to a decrease in our overall market capitalization. It is often the case that the reverse-split adjusted stock price and market capitalization of companies that effect a reverse stock split decline.
- One of the purposes for the proposed reverse stock split is to comply with the continued listing standards for The NASDAQ Capital Market. However, there can be no assurance that the reverse stock split alone will guarantee or even help our continued listing on The NASDAQ Capital Market. If we are unable to continue to list our common stock on The NASDAQ Capital Market, our liquidity and stock price may be negatively affected.
- The number of shares held by each individual stockholder will be reduced if the reverse stock split is implemented. This will increase the number of stockholders who hold less than a "round lot," or 100 shares. Typically, the transaction costs to stockholders selling "odd lots" are higher on a per share basis. Consequently, the reverse stock split could increase the transaction costs to existing stockholders in the event they wish to sell all or a portion of their shares.

Procedures for Effecting the Reverse Stock Split and Filing the Reverse Stock Split Amendment

If the stockholders approve the Reverse Stock Split Amendment and the Board subsequently determines that it is in the Company's and the stockholders' best interests to effect a reverse stock split, our Board will then determine the ratio of the reverse stock split to be implemented. Any such split will become effective upon the filing of the Reverse Stock Split Amendment with the Secretary of State of the State of Delaware. The actual timing of any such filing will be made by the Board at such time as the Board believes to be most advantageous to the Company and its stockholders.

Fractional Shares

No fractional shares of common stock would be issued as a result of the reverse stock split, if any. Each holder of common stock at the effective time of the reverse stock split, if any, who would otherwise be entitled to a fractional share shall, in lieu thereof, receive a cash payment equal to x) the fractional share amount multiplied by y) the product of (i) the average of the high and low trading prices of the common stock as reported on The NASDAQ Capital Market or other principal market of the common stock, as applicable, during each of the ten (10) trading days immediately preceding the date of the reverse stock split and (ii) the reverse stock split ratio, as determined by our Board. Except for the right to receive the cash payment in lieu of fractional shares, stockholders will not have any voting, dividend or other rights with respect to the fractional shares they would otherwise be entitled to receive.

Exchange of Pre-Reverse Stock Split Shares with Post-Reverse Stock Split Shares

If we implement a reverse stock split, our transfer agent will act as our exchange agent to act for holders of common stock in implementing the exchange of their pre-reverse stock split shares for post-reverse stock split shares.

Registered Book Entry Stockholder. Holders of common stock holding all of their shares electronically in book-entry form with the Company's transfer agent do not need to take any action (the exchange will be automatic) to receive post-reverse stock split shares.

Registered Certificated Stockholder. Some of our stockholders hold their shares in certificate form or a combination of certificate and book-entry form. If any of your shares are held in certificate form, you will receive a transmittal letter from the Company's transfer agent as soon as practicable after the effective date of the reverse stock split. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-reverse stock split shares to the transfer agent. Upon receipt of your pre-reverse stock split certificate(s), you will be issued the appropriate number of shares electronically in book-entry form under the Direct Registration System ("DRS"). No new shares in book-entry form will be reflected until you surrender your outstanding pre-reverse stock split certificate(s), together with the properly completed and executed letter of transmittal, to the transfer agent. At any time after receipt of your DRS statement, you may request a stock certificate representing your ownership interest.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.

Accounting Matters

The reverse stock split is not expected to affect total stockholders' deficit on our consolidated balance sheet. However, because the par value of our common stock will remain unchanged on the effective date of the reverse stock split, the components that make up total stockholders' deficit will change by offsetting amounts. The stated common stock component will be reduced, and the additional paid-in capital component will be increased by the amount by which the stated common stock component is reduced. The per share net loss and net book value of our common stock will be increased because there will be fewer shares of our common stock outstanding. Net loss per share amounts in prior periods will be restated to reflect the reverse stock split. The Company does not anticipate that any other accounting consequences would arise as result of the reverse stock split.

Documents Incorporated By Reference

The financial statements in our Annual Report on Form 10-K for the year ended December 31, 2010 are incorporated herein by reference for purposes of stockholder consideration of this Proposal 2.

Potential Anti-Takeover Effect; Possible Dilution

The increase in the number of unissued authorized shares available to be issued could, under certain circumstances, have an anti-takeover effect. For example, shares could be issued that would dilute the stock ownership of a person seeking to effect a change in the composition of our Board of Directors or contemplating a tender offer or other transaction for the combination of the Company with another company. The reverse stock split proposal is not being proposed in response to any effort of which we are aware to accumulate shares of our common stock or obtain control of us, nor is it part of a plan by management to recommend a series of similar amendments to our Board of Directors and stockholders.

The holders of our common stock do not have preemptive rights to subscribe for additional securities that may be issued by the Company, which means that current stockholders do not have a prior right to purchase any additional shares from time to time issued by the Company. Accordingly, if our Board of Directors elects to issue additional shares of common stock, such issuance could have a dilutive effect on the earnings per share, voting power and equity ownership of current stockholders.

No Appraisal Rights

Under Delaware law, our stockholders are not entitled to appraisal rights with respect to the reverse stock split, and we will not independently provide stockholders with any such right.

Board Discretion to Implement the Reverse Stock Split

If the proposed reverse stock split is approved at the 2011 Annual Meeting, our Board of Directors may, in its sole discretion, at any time prior to the 2012 Annual Meeting of Stockholders, determine the ratio for the split based on the parameters in this proposal, and authorize the filing of the Reverse Stock Split Amendment with the Secretary of State of the State of Delaware. Notwithstanding the approval of the form of the Reverse Stock Split Amendment at the 2011 Annual Meeting, our Board of Directors may, in its sole discretion, determine not to implement the reverse stock split.

Vote Required

To approve Proposal 2, stockholders holding a majority of the outstanding shares of Agenus common stock must vote FOR Proposal 2. Abstentions and "broker non-votes" will have the same effect as a vote AGAINST Proposal 2.

The Board of Directors recommends a vote FOR Proposal 2.

PROPOSAL 3—TO AMEND OUR DIRECTORS' DEFERRED COMPENSATION PLAN (AS AMENDED) TO INCREASE THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE UNDER SUCH PLAN

The Board has adopted, subject to stockholder approval, an amendment to our DDCP, to increase the number of shares of our common stock available for issuance under the DDCP from 450,000 shares to 750,000 shares. The current amount of shares available for issuance under the DDCP is insufficient to enable the Company to continue operation of the DDCP. We believe the DDCP is beneficial to the Company and stockholders in enabling us to preserve our cash flow.

The following summary of the DDCP is qualified in its entirety by reference to the full text of the DDCP and the proposed amendment to the DDCP. The DDCP, as amended, is filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089 filed on June 11, 2007). The Third Amendment to the DDCP is filed as Appendix E to our Definitive Proxy Statement on Schedule 14A filed on April 27, 2009. The Fourth Amendment to the DDCP is filed as Exhibit 10.1 to our Current Report on Form 8-K (File No. 0-29089 filed on December 14, 2010). The proposed amendment to our DDCP is included as Appendix B to this proxy statement.

The DDCP allows each member of the Board who is not also an officer or employee of the Company to defer receipt of all or a portion of the cash compensation payable to him or her for service on our Board. Compensation may be deferred until termination of service as a director or, subject to certain restrictions, such other date as may be specified by the director. All of our current directors, except Dr. Garo H. Armen, Ph.D., are eligible to participate in the DDCP. The DDCP is currently administered by the Company's Chief Financial Officer, who has sole responsibility for interpreting the plan.

A director may elect to participate in the DDCP no later than September 30 of the year before the calendar year in which the deferral of compensation will begin and will designate to defer 25, 50, 75 or 100 percent of his or her total cash compensation. A deferral account is established for each participating director, which consists of a subaccount for amounts earning interest, denominated on a dollar basis (the "cash account"), and a subaccount for amounts invested in hypothetical shares of our common stock, which is denominated on a share basis (the "stock account"). Pursuant to the deferral agreement, each participant indicates the percentage of future deferrals to be invested in the cash account and the stock account, which investments occur on a quarterly basis. Amounts deferred to the cash account bear interest at the rate paid on one-year Treasury bills. Amounts deferred to the stock account are converted on a quarterly basis into a number of units representing shares of our common stock equal to the amount of compensation which the participant has elected to defer to the stock account divided by the applicable stock price for our common stock (the average closing price of our common stock for all trading days during the applicable calendar quarter as reported by The NASDAQ Capital Market or as reported by another system or organization selected by the administrator of the DDCP). A participant with amounts held in the stock account will be eligible for cash and stock dividends in the form of stock units on the date we pay any such dividends on shares of our common stock. Upon a stock dividend, recapitalization, merger, consolidation, or other change affecting common stock, an appropriate adjustment shall be made to each participant's stock account. The stock account is maintained for bookkeeping purposes only. Prior to receiving a distribution of the stock account, units representing shares distributed to a participant's stock account are not considered actual shares of our common stock for any purpose, and a participant will have no right as a stockholder with respect to such units.

Distributions from the deferral account will be paid in a lump sum or in annual installments for a period of up to five years and commence in the calendar year following a participant's termination of service as a director or, subject to certain restrictions, such other calendar year as may be specified by the participant. Distributions consist of (a) cash in the amount credited to the participant's account (prorated, if paid in installments) and (b) the number of shares of our common stock equal to the number of units credited to his or her stock account (prorated, if paid in installments). Prior to distribution, units representing shares credited to a participant's stock account are only considered outstanding in calculating our earnings per share and a participant has no rights as a stockholder with respect to such shares.

The DDCP is unfunded, and the Company has no obligation to set aside, segregate, or deposit any funds or assets of any kind to meet its obligations under the plan. The rights of any participant, beneficiary, or other person under the DDCP will be solely those of a general unsecured creditor of our Company. If a participant would receive a payment from his or her stock account in excess of the number of shares remaining under the DDCP, the participant shall receive cash. The Company may, without the consent of any participant, beneficiary, or other person amend the DDCP at any time, but no amendment may reduce the amount previously credited to a participant's deferral account. The Company may terminate the DDCP at any time, and the Company may, in its discretion, distribute amounts according to the participant's deferral election or in a lump sum as soon as practicable after the plan's termination date.

Vote Required

To approve Proposal 3, stockholders holding a majority of Agenus common stock present or represented by proxy at the 2011 Annual Meeting and voting on the matter must vote FOR Proposal 3. Abstentions and "broker non-votes" will not be counted as votes cast or shares voting on Proposal 3 and will have no effect on the vote.

The Board of Directors recommends a vote FOR Proposal 3.

PROPOSAL 4—TO RATIFY THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011

Our Audit and Finance Committee has selected KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011. Although stockholder approval of the selection of KPMG LLP is not required by law, our Board of Directors believes that it is advisable to give stockholders an opportunity to ratify this selection.

If stockholders do not approve this proposal at the 2011 Annual Meeting, our Audit and Finance Committee will reconsider their selection of KPMG LLP. If stockholders do ratify this appointment, the Audit and Finance Committee, which has direct authority to engage our independent registered public accounting firm, may appoint a different independent registered public accounting firm at any time during the year if the Audit and Finance Committee determines that the change would be in the best interests of Agenus and our stockholders.

The Audit and Finance Committee has approved all services provided to Agenus by KPMG LLP during 2010. Representatives of KPMG LLP are expected to be present at the 2011 Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

Audit Fees

Fees incurred by us for professional services rendered by KPMG LLP for the audit of the annual consolidated financial statements and of the effective operation of internal control over financial reporting, included in our Annual Report on Form 10-K, for the reviews of the consolidated financial statements included in our Forms 10-Q and for comfort letters, consents and review of registration statements were $342,100 for 2010 and $445,300 for 2009.

Audit-Related Fees

Fees paid to KPMG LLP for the audit of our 401(k) Retirement Plan were $25,800 in 2010 and $25,800 in 2009.

Tax Fees

Fees paid to KPMG LLP associated with tax compliance and tax consultation services for Antigenics Therapeutics Ltd. were 1,000 Euros in 2010 and $0 in 2009.

All Other Fees

We paid no other fees to KPMG LLP for 2010 or 2009.

Pre-Approval of Audit and Non-Audit Services

All of the KPMG LLP fees for 2009 and 2010 shown above were pre-approved by the Audit and Finance Committee. The Audit and Finance Committee pre-approves all audit and other permitted non-audit services provided by our independent registered public accounting firm. Pre-approval is generally provided for up to one year, is detailed as to the particular category of services and is subject to a monetary limit. Our independent registered public accounting firm and senior management periodically report to the Audit and Finance Committee the extent of services provided by the independent registered public accounting firm in accordance with the pre-approval, and the fees for the services performed to date. The Audit and Finance Committee may also pre-approve particular services on a case-by-case basis.

Vote Required

To approve Proposal 4, a majority of the votes cast by stockholders present in person or by proxy and voting on the matter must vote FOR Proposal 4. If your shares are held by your broker in "street name," and you do not vote your shares, your brokerage firm has authority to vote your unvoted shares on Proposal 4. If the broker does not vote your unvoted shares, there will be no effect on the vote because these "broker non-votes" are not considered to be voting on the matter. Abstentions and "broker non-votes" will not be counted as votes cast or shares voting on Proposal 4, and will have no effect on the vote.

The Board of Directors recommends a vote FOR Proposal 4.

PROPOSAL 5—TO HOLD AN ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

The Company is providing stockholders with the opportunity at the 2011 Annual Meeting to vote on the following advisory resolution, commonly known as "Say-on-Pay":

> RESOLVED, that the stockholders of the Company approve, in a non-binding, advisory vote, the compensation of the Company's named executive officers as disclosed in the Company's proxy statement under the headings "Compensation Discussion and Analysis" and "Executive Compensation Tables".

As described above in the Compensation Discussion and Analysis section of this proxy statement, the Compensation Committee has structured our executive compensation program to provide an overall compensation package that enables us to attract and retain talented employees, provide incentives for performance and create long-term value for our stockholders. The Company's executive compensation programs have a number of features designed to promote these objectives.

The Board urges stockholders to read the Compensation Discussion and Analysis beginning on page 17 of this proxy statement, which describes in more detail how the Company's executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, appearing on pages 30 through 40 of this proxy statement, which provide detailed information on the compensation of our named executive officers. The Compensation Committee and the Board believe that the policies and procedures articulated in the Compensation Discussion and Analysis are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement reflects and supports these compensation policies and procedures.

While the vote is advisory, the Board and the Compensation Committee will consider the outcome of the vote when considering future executive compensation arrangements.

Vote Required

To approve Proposal 5, stockholders holding a majority of Agenus common stock present or represented by proxy at the 2011 Annual Meeting and voting on the matter must vote FOR Proposal 5. Abstentions and "broker non-votes" will not be counted as votes cast or shares voting on Proposal 5 and will have no effect on the vote.

The Board of Directors recommends a vote FOR Proposal 5.

PROPOSAL 6—TO HOLD AN ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

The Company is providing stockholders with the opportunity at the 2011 Annual Meeting to vote on the following advisory resolution, commonly known as "Say-on-Frequency":

RESOLVED, that the stockholders of the Company approve, in a non-binding, advisory vote, that the frequency with which the stockholders of the Company shall have an advisory vote on the compensation of the Company's named executive officers set forth in the Company's proxy statement is:

Choice 1 – Every year;
Choice 2 – Every two years;
Choice 3 – Every three years; or
Choice 4 – Abstain.

The Board believes that voting every three years on "say-on-pay" would be the choice best suited for the Company. The reasons for the Board's recommendation include the following:

- A triennial vote will give the Company's stockholders the opportunity to more fully assess the success or failure of the Company's long-term compensation strategies and the related business outcomes with the hindsight of three years of corporate performance;
- A three-year vote cycle allows sufficient time for our Board to review and respond to stockholders' views on executive compensation and to implement changes, if necessary, to our executive compensation program;
- As a practical matter, any changes to our executive compensation program that were responsive to stockholder concerns would not be fully disclosed and reflected in the Compensation Discussion and Analysis and Executive Compensation sections of the Proxy Statement until the second year following an unfavorable "Say-on-Pay" vote;
- A triennial vote is consistent with the three year vesting schedule of the Company's equity awards; and
- A triennial vote, while less frequent than Choices 1 or 2, would still provide a regular, consistent means for the Company's stockholders to provide feedback to the Board regarding the Company's executive compensation programs.

While the vote is advisory, the Board and the Compensation Committee will consider the outcome of the vote when considering how frequently to hold "say-on-pay" advisory votes in the future.

Vote Required

For Proposal 6, the option of one year, two years, or three years that receives the highest number of votes cast by stockholders will be considered by the Board of Directors when determining the frequency of future advisory votes on executive compensation. Abstentions and "broker non-votes" will not be counted as votes cast or shares voting on Proposal 6 and will have no effect on the vote.

The Board of Directors recommends a vote FOR holding an advisory vote on executive compensation every THREE years.

REPORT OF THE AUDIT AND FINANCE COMMITTEE

The Audit and Finance Committee of the Board consists entirely of independent directors who are not officers or employees of Agenus. The Board has adopted a written charter for the Audit and Finance Committee, the current version of which is available on our website at *http://www.agenusbio.com/investors/corporate*. No material on our website is part of this proxy statement.

In the course of its oversight of the Company's reporting process, the Audit and Finance Committee of the Board has (1) reviewed and discussed with management the Company's audited consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting for the fiscal year ended December 31, 2010, (2) discussed with KPMG LLP, our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, and (3) received the written disclosures from the auditors required by the Public Company Accounting Oversight Board independence and ethics rule, Rule 3526, Communication with Audit Committees Concerning Independence, discussed with the auditors their independence, and considered whether the provision of permissible non-audit services by the auditors is compatible with maintaining their independence.

Based on the foregoing review and discussions, the Audit and Finance Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the SEC.

By the Audit and Finance Committee,

Brian Corvese, Chair
Tom Dechaene
John Hatsopoulos

ADDITIONAL INFORMATION

Stockholder Proposals for 2012 Annual Meeting of Stockholders

Proposals to be included in the proxy statement. Under SEC rules, if a stockholder wants us to include a proposal in our proxy statement and form of proxy for presentation at our 2012 Annual Meeting of Stockholders, the proposal must be received by us, attention: Corporate Secretary, at our principal offices by December 31, 2011.

Other proposals (not to be included in the proxy statement). Under our by-laws, a stockholder must follow certain procedures to nominate persons for election as directors or to introduce an item of business at an annual meeting of stockholders. Among other requirements, these procedures require any nomination or proposed item of business to be submitted in writing to our Chairman of the Board or Corporate Secretary at our principal executive offices. Assuming our 2012 Annual Meeting of Stockholders is not more than 30 days before or 30 days after June 15, 2012, if you wish to bring business before the 2011 Annual Meeting of Stockholders, you must give us written notice by April 2, 2012.

However, if at least 60 days' notice or prior public disclosure of the date of the 2012 Annual Meeting of Stockholders is given or made and the date of the 2012 Annual Meeting of Stockholders is not within 30 days before or after June 15, 2012, notice by the stockholder must be received 45 days prior to the date of the 2012 Annual Meeting of Stockholders. If less than 60 days' notice or prior public disclosure of the date of the 2012 Annual Meeting of Stockholders is given or made and the date of the 2012 Annual Meeting of Stockholders is not within 30 days before or after June 15, 2012, notice by the stockholder must be received no later than 15 days after the date Agenus sends notice of the 2012 Annual Meeting of Stockholders. If a stockholder fails to provide timely notice of a proposal to be presented at the 2012 Annual Meeting of Stockholders, the proxies designated by the Board will have discretionary authority to vote on the proposal.

Householding of Meeting Materials

Some banks, brokers, and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement or annual report may have been sent to multiple stockholders in your household. We will promptly provide a separate copy of either document to you if you contact Investor Relations at Agenus Inc., 3 Forbes Road, Lexington, MA 02421, or telephone or e-mail Investor Relations at 800-962-2436 or IR@agenusbio.com. If you want to receive separate copies of the annual report and proxy statement in the future or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holders, or you may contact us.

Documents Incorporated by Reference

The financial statements from our Annual Report on Form 10-K for the year ended December 31, 2010 are herein incorporated by reference for the limited purpose of furnishing such financial statements in connection with the consideration by the stockholders of Proposal 2.

APPENDIX A
REVERSE STOCK SPLIT AMENDMENT

CERTIFICATE OF SECOND AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

AGENUS INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Agenus Inc. (the "Corporation"). The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 10, 1999 (the "Certificate of Incorporation"). The Certificate of Incorporation was amended and restated on June 7, 2002 (the "Restated Certificate"), which was further amended on June 15, 2007 by a Certificate of Amendment (the "First Amendment,") and on January 6, 2011 by a Certificate of Ownership and Merger (the "Name Change Amendment," and the Restated Certificate, as amended by the First Amendment and the Name Change Amendment, the "Amended Certificate"). This Certificate of Second Amendment (the "Second Amendment") amends certain provisions of the Amended Certificate, and has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

2. The Board of Directors of the Corporation has duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth the following amendments to the Amended Certificate, and declaring the Second Amendment to be advisable.

3. This Second Amendment was duly adopted by the vote of the stockholders holding the requisite number of shares of outstanding stock of the Corporation entitled to vote thereon in accordance with the provisions of Sections 216 and 242 of the General Corporation Law of the State of Delaware.

4. The Amended Certificate is hereby amended by adding the following provision to the end of Article Fourth:

"REVERSE STOCK SPLIT

As of 12:01 A.M. (Eastern Time) on [DATE] (the "Effective Time"), each issued and outstanding share of the Corporation's Common Stock (including each share of treasury stock, collectively, the "Pre-Split Stock") shall automatically and without any action on the part of the holder thereof be reclassified as and reduced to [______][1] of a share of Common Stock (such reduction of shares designated as the "Reverse Stock Split"). The par value of the Corporation's Common Stock following the Reverse Stock Split shall remain $0.01 per share. Each holder of a certificate or certificates of Pre-Split Stock shall be entitled to receive, upon surrender of such certificates to the Corporation's transfer agent for cancellation, a new certificate or certificates for a number of shares equal to such holder's Pre-Split Stock divided by [______][1] , with any fraction resulting from such division rounded down to the nearest whole number (in each case, such fraction, if any, being a "Fractional Share"). No Fractional Shares will be issued for Pre-Split Stock in connection with the Reverse Stock Split. Each holder of Pre-Split Stock at the Effective Time who would otherwise be entitled to a Fractional Share shall, in lieu thereof, receive a cash payment equal to x) the Fractional Share multiplied by y) the product of (i) the average of the high and low trading prices of the Common Stock as reported on The NASDAQ Capital Market or other principal market of the Common Stock, as applicable, during each of the ten (10) trading days immediately preceding the date of the Effective Time and (ii) [______][1] "

5. This Second Amendment shall be effective as of 12:01 A.M. (Eastern Time) on [DATE] in accordance with the provisions of section 103(d) of the General Corporation Law of the State of Delaware.

1 The ratio for the reverse stock split will be selected by our Board within the range approved by our stockholders.

6. Except as set forth in this Second Amendment, the Restated Certificate remains in full force and effect.

IN WITNESS WHEREOF, the undersigned has duly executed this Second Amendment in the name of and on behalf of the Corporation on this ______ day of ________, 20__.

____

Garo H. Armen

APPENDIX B
FIFTH AMENDMENT TO DIRECTORS' DEFERRED COMPENSATION PLAN

Pursuant to Section 4.1 of the Agenus Inc. Directors' Deferred Compensation Plan, as amended (the "Plan"), Agenus Inc. (the "Corporation") hereby amends the Plan as follows, effective June 15, 2011:

2. The first sentence of Section 2.6 shall be deleted and replaced in its entirety with the following: "The aggregate number of shares of common stock which have been reserved for issuance under this plan is 750,000."

IN WITNESS WHEREOF, the Corporation has caused this Fifth Amendment to be executed in its name and behalf by its officer hereunto duly authorized.

Dated: , 2011

AGENUS INC.

By: ________________________________

Name: ______________________________

Title: _______________________________